PROSPECTUS SUPPLEMENT (To Prospectus dated January 2, 2004)	Filed pursuant to Rule 424(b)(5) Registration No. 333-110150

6,000,000 Shares

Hughes Supply, Inc.

Common Stock

We are offering 6,000,000 shares of common stock of Hughes Supply, Inc.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.” On January 22, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $49.00 per share.

Investing in the shares involves risks. “ Risk Factors” begin on page S-8.

	Per Share	Total
Public offering price	$48.25	$289,500,000
Underwriting discounts and commissions	$2.17	$13,020,000
Proceeds, before expenses, to Hughes Supply	$46.08	$276,480,000

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of our common stock on the same terms and conditions set forth above to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about January 28, 2004.

LEHMAN BROTHERS

ROBERT W. BAIRD & CO.

RAYMOND JAMES

SUNTRUST ROBINSON HUMPHREY

January 22, 2004

Water and Sewer
Plumbing
HVAC
Maintenance, Repair and Operations
Electrical
Utilities
Industrial PVF
Building Materials
Fire Protection
Mechanical Industrial

HUGHES

Branch Locations

489 Branches in 38 States

Alaska

- Water and Sewer
  109 branches in 22 states
- Plumbing/HVAC
  151 branches in 17 states
- MRO
  65 branches in 28 states
- Utilities
  37 branches in 16 states
- Electrical
  40 branches in 5 states
- Industrial PVF
  34 branches in 14 states
- Building Materials/Fire Protection/Mechanical Industrial
  53 branches in 13 states

HUGHES Solutions. Supply. Service.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus and the information incorporated by reference therein. The information we present in this prospectus supplement may add, update or change information included or incorporated by reference in the accompanying prospectus. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If information contained or incorporated by reference in the accompanying prospectus is inconsistent with this prospectus supplement, the information in this prospectus supplement will apply and will supersede that information contained or incorporated by reference in the accompanying prospectus prior to the date of this prospectus supplement.

We have based or derived the market data and our relative position within each market described in this prospectus supplement from third-party sources, including the U.S. Department of Commerce, the U.S. Census Bureau, the Congressional Budget Office, industry publications and other sources and management estimates based on our 75-year operating history. While we believe these sources to be reliable, and our estimates to be reasonable, we have not independently verified these third-party sources and we make no representation as to their accuracy.

As used throughout this report, “Hughes,” “we,” “us” and “our” refers to Hughes Supply, Inc. and its subsidiaries, except where the context otherwise requires.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-8 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.

Hughes Supply, Inc.

Our Business

Founded in 1928, we are one of the nation’s largest diversified wholesale distributors of construction, repair and maintenance-related products. We distribute over 350,000 products to more than 100,000 customers through our 489 branches located in 38 states. Our customers include electrical, plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States, from which we respectively derived 52% and 32% of our pro forma net sales for the nine months ended October 31, 2003. These geographic regions include the ten fastest growing states in the United States, which collectively contributed 70% of our pro forma net sales for the nine months ended October 31, 2003. On a pro forma basis, after giving effect to our recently-completed acquisition of Century Maintenance Supply, Inc., we had net sales of $3.4 billion and $2.7 billion, and operating income of $148.3 million and $122.2 million, for our 2003 fiscal year and for the nine months ended October 31, 2003, respectively.

We are organized on a product line basis into six reportable segments: Water & Sewer; Plumbing/Heating, Ventilating and Air Conditioning (HVAC); Maintenance, Repair and Operations (MRO); Utilities; Electrical; and Industrial Pipe, Valves and Fittings (PVF). We include in an “All Other” category our Building Materials, Fire Protection and Mechanical Industrial product lines. Our segments are complementary, enabling us to be a single-source supplier and providing us with opportunities to secure a larger share of our customers’ business. Our customers use our products for commercial, residential, industrial and public infrastructure construction projects, and related maintenance, repair and operations. We believe that the diversity of the end markets we serve and our broad offering of replacement, repair and maintenance products help lessen the impact on us of the seasonality and cyclicality that affect the construction industry as a whole. The following charts illustrate, on a pro forma basis for the Century acquisition, the end markets we serve and the relative net sales and operating income contribution of our product lines for the nine months ended October 31, 2003.

We believe that our 75 years of experience delivering superior customer service and the depth and breadth of our product offerings, combined with our sales force’s extensive technical expertise, have enabled us to become and remain a market leader in our businesses. The following table illustrates our estimated domestic market position in each of our product lines (based on net sales), the end markets served and the principal products sold:

Product Lines	Market Position	End Markets Served	Principal Products
Water & Sewer	#2 Nationally	Residential, Commercial, Public Infrastructure	Piping products, fire hydrants, water meters, storm drains, precast concrete vaults

Plumbing/HVAC	#2 Nationally	Residential, Commercial, Industrial	Plumbing fixtures and related fittings, plumbing accessories and supplies, HVAC equipment and parts

MRO	#1 Nationally in Apartment MRO Market	Commercial	Plumbing and electrical supplies, appliances and parts, hardware, HVAC equipment and parts

Utilities	#2 Nationally	Public Infrastructure	Electrical transmission and distribution equipment, wire and cable, tools and fasteners, energy products

Electrical	Southeast Region Market Leader	Commercial, Residential, Industrial	Wire management products, electrical distribution equipment, wire and cable, automation equipment

Industrial PVF	Southwest Region Market Leader	Industrial	Pipes, valves, flanges, fittings, plate, sheet, tubing

All Other	Not Applicable	Commercial, Residential, Industrial, Public Infrastructure	Building materials, fire protection products, mechanical industrial products

Our Industry

Based on widely-circulated trade publications and management estimates, we believe that the U.S. wholesale construction, repair and maintenance distribution market collectively generated approximately $200 billion of revenues in 2002 and is highly fragmented. We are one of the largest diversified wholesale distributors in the United States (based on net sales), and we have less than a 2% overall market share. Spending in the U.S. construction, repair and maintenance industries generally follows trends in the domestic economy, although different factors affect the level of spending in various market segments, which can result in significantly different growth rates across those segments.

We believe that the following industry trends will benefit our business:

•	Increased Spending on Domestic Public Infrastructure Projects. According to a 2002 report by the Congressional Budget Office, in order to replace and/or maintain aging public water and wastewater infrastructure, federal, state and local governments will need to spend an aggregate of approximately $300 billion over the next decade. We also anticipate significant spending over the next decade to upgrade electric transmission and distribution systems in the United States. We believe that the recent power grid failure affecting much of the eastern United States illustrated the consequences of underinvestment in these systems. The Electric Power Research Institute estimated in a November 2003 report that if the electric transmission and distribution industry invested an additional $25 billion each year, U.S. businesses would generate an additional $100 billion of gross domestic product annually through more efficient facility operations.

•	Continued Population Growth in Core Markets. According to U.S. Department of Commerce estimates, the ten fastest growing states, from which we derived 70% of our pro forma net sales for the nine months ended October 31, 2003, will account for 45% of the net population change in the United States from 1995 to 2025. We believe that this growth will lead to new residential and commercial construction and will require additions and improvements to public infrastructure.

•	Recovery in Commercial and Industrial Activity. Although commercial and industrial spending has declined significantly over the past several years and the industry continues to face near-term pressure, we believe that if the domestic economy continues to expand, this end market will recover. Because of our largely fixed cost operating structure, we believe that growth in this sector will be a significant profitability driver for us.

•	Increased Market Share Opportunities for National MRO Distributors. We believe that the continuing consolidation of large property management companies and the continuing growth in group purchasing organizations will benefit MRO distributors that can provide single-source purchasing and national same- or next-day delivery capabilities. We believe that we are well-positioned to capitalize on these trends as well as additional opportunities in the property management, lodging and hospitality, healthcare, education and government services markets.

•	Industry Consolidation. The highly fragmented nature of our industry is leading to consolidation because larger distributors can more cost-effectively and efficiently meet customers’ needs, due in large part to their greater financial capacity, purchasing power, national coverage and operating leverage compared to smaller competitors. In addition, larger distributors have the resources necessary to meet the demands of professional customers, such as a broad product offering from industry-leading manufacturers, better overall product expertise and value-added services. We believe that with our strong competitive position, our size, our geographic reach and our experienced management team, we are well-positioned to continue to benefit from consolidation trends within the wholesale distribution industry.

Our Competitive Strengths

We believe that the following competitive strengths are the keys to our success:

•	Respected Industry Leader in a Highly Fragmented Market. As one of the largest and most well-recognized wholesale distributors of construction, repair and maintenance-related products in the United States, we have advantages over our smaller competitors. We enjoy economies of scale, such as significant purchasing power with our vendors; a broad offering of products and services; the resources to invest in state-of-the-art information technology and other operating systems to offer value-added services to our customers; and the geographic presence to service national accounts.

•	Comprehensive Product Offering and Loyal Customer Base. As part of our emphasis on superior customer service, we offer more than 350,000 products, providing us with a competitive advantage over smaller distributors that focus on a narrower product range. We believe that our broad product offering provides us opportunities to be a single-source supplier to our customers and to participate in multiple phases of construction projects and related repair and maintenance work. We complement our product offering with customer-driven, value-added services, such as integrated supply, kitting, assembly and fabrication services. We believe that our 75-year operating history, our broad product and service offering, our highly knowledgeable sales force, our local market focus, our well-known brand name and our reputation for superior customer service have been critical to our ability to shift our customers’ purchasing decision away from one based primarily on price to one also built on expertise, trust, loyalty and service.

•	Highly Knowledgeable Sales Force. We have approximately 2,000 sales personnel who work directly with our branches. The members of our sales force are highly knowledgeable technical professionals, many of whom have engineering or other technical backgrounds. As a result, our customers work directly with sales personnel who have relevant expertise in our customers’ particular disciplines. We believe that our technical expertise and our collaborative working relationship with our customers distinguishes us from many of our competitors, including large retailers of home improvement products, which we believe are not well-equipped to provide the depth of technical expertise and service that professional customers require.

•	Strong Purchasing Power. Because of our size and market position, we have significant purchasing power with our vendors. We use our preferred vendor program, which currently includes approximately 650 vendors, to concentrate a significant portion of our purchasing with a core group that views us as a strategic partner and offers us higher discounts and greater rebates than we have or would have achieved through more diffuse purchasing practices. These discounts and volume rebates enable us to respond effectively to competitive pressures in our local markets.

•	Highly Experienced and Proven Senior Management Team. We believe that our senior management team’s experience with rapidly growing and market-leading distribution companies is a competitive advantage as we seek to expand our business. In April 2001, Tom Morgan joined our company as President and Chief Operating Officer, and in May 2003, he became our Chief Executive Officer. Prior to joining us, Mr. Morgan was chief executive officer of U.S. Office Products and spent 22 years at Genuine Parts, an automotive and office products distributor. Since his arrival, Mr. Morgan has recruited a new senior management team, including David Bearman, our Executive Vice President and Chief Financial Officer, who joined us in March 2003. Mr. Bearman’s experience includes serving as chief financial officer of Cardinal Health, a pharmaceutical distribution company, from 1989 to 1998, and more than 20 years’ prior experience at General Electric Company, where he served as chief financial officer of four different GE subsidiaries.

Our Business Strategy

We intend to become the leading wholesale distributor of construction, repair and maintenance-related products in the United States. In pursuing that goal, we intend to significantly increase our earnings and return on invested capital, which we believe will lead to increased shareholder value. Our multi-year strategy focuses on (1) structural changes to our core businesses designed to increase revenues while improving our efficiency in managing operating costs, working capital and fixed assets; (2) organic growth; and (3) strategic acquisitions.

The key elements of our strategy are to:

•	Focus on Best-in-Class Distribution. Our operating strategy is to buy, operate and sell as one integrated, streamlined organization. Specific actions taken or to be taken include the following:

•	The implementation of an integrated, company-wide, industry-leading distribution platform to ensure that our logistics and customer support functions operate on a common system, which is part of the information technology framework we collectively refer to as Hughes Unified;

•	The establishment of a world class purchasing system that will provide us with additional purchasing leverage resulting in improved margins and will enhance our working capital efficiency by improving fill rates and inventory turnover;

•	The development of best-in-class financial systems with a particular emphasis on enhanced management of our accounts receivable and accounts payable to gain transactional efficiencies and on data warehousing to ensure that we are capturing relevant and timely information about our customers and vendors;

•	The rationalization of our branches, particularly in our Electrical, Plumbing/HVAC and Building Materials businesses, to maximize branch profitability while continuing to provide our customers with convenient access to our broad product offering;

•	The strengthening of our position in the supply chain by further integrating our business with that of our vendors through the use of electronic data interfaces and other technology links and with the businesses of our customers by providing value-added services, such as integrated supply, kitting, assembly and fabrication services; and

•	The continued execution of best-in-class sales and marketing programs, targeting both customers and vendors, which is designed to build on the Hughes brand name, to increase incremental revenues, to improve customer retention and to enhance business relationships across the supply chain.

•	Capitalize on Organic Growth Opportunities. We believe that there is significant potential for organic growth in each of our business segments, with particular opportunities in our MRO, Water & Sewer and Utilities businesses. We intend to capture additional MRO business by continuing to expand our geographic footprint, further developing our MRO-specific, web-based catalog business and targeting national accounts serving the property management, lodging and hospitality, healthcare, education and government services markets. In our Water & Sewer business, in addition to capitalizing on population growth trends and the resulting infrastructure needs, federal and state mandates requiring drainage and stormwater management compliance present significant opportunities for us. In our Utilities business, we also believe that there are opportunities for us to develop enhanced relationships with municipal, cooperative and investor-owned electric utility companies that, in order to gain efficiencies and reduce inventories, are relying more on wholesale distributors for procurement services.

•	Pursue Strategic Acquisitions. In addition to our organic growth, we continue to pursue selective acquisitions of companies that complement our current portfolio of businesses. In evaluating acquisition candidates, we seek companies that are market leaders; possess good operations management; serve high growth end markets; generate high returns on invested capital; expand our geographic footprint; provide the opportunity to realize operating and administrative cost savings; and reduce our exposure to the seasonality and cyclicality of new construction markets. Our recent acquisition of Century (MRO), our 2003 acquisition of Marden Susco, LLC (Water & Sewer) and our 2002 acquisition of Utiliserve Holdings, Inc. (Utilities) demonstrate our ability to identify and consummate the acquisition of companies that meet our selective criteria. We also evaluate our current product lines against these criteria and will make changes to our portfolio as we deem appropriate.

Recent Developments

On December 19, 2003, we acquired Century, a leading distributor of MRO products serving the multi-family apartment market, for total consideration (excluding transaction costs) of approximately $361.7 million, including the assumption of indebtedness. Century has a nationwide distribution network of 39 strategically located branches in major metropolitan markets in 35 states. We financed this acquisition with the proceeds of a $250.0 million interim senior unsecured term loan and with borrowings under our senior revolving credit facility. We will use the net proceeds of this offering to repay the interim senior unsecured term loan in full and, to the extent of any excess proceeds, for repayment of borrowings under our senior revolving credit facility and for general corporate purposes.

Our headquarters are located at One Hughes Way, Orlando, Florida 32805. Our telephone number is (407) 841-4755, and our website is www.hughessupply.com. The information provided on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option described below.

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after the offering	29,918,434 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 900,000 shares to cover over-allotments.

Use of proceeds

We intend to use the net proceeds from this offering to repay in full the interim senior unsecured term loan incurred in connection with the Century acquisition and, to the extent of any excess proceeds, for repayment of borrowings under our senior revolving credit facility and for general corporate purposes. Lehman Commercial Paper, Inc. and SunTrust Bank, affiliates of two of the underwriters, Lehman Brothers Inc. and SunTrust Capital Markets, Inc. respectively, serve as lenders under our interim senior unsecured term loan, and SunTrust Bank serves as a lender under our senior revolving credit facility. See “Underwriting—Our Relationships with the Underwriters/NASD Conduct Rules.”

New York Stock Exchange symbol	HUG

Risk Factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of January 21, 2004, and excludes:

•	1,832,099 shares issuable upon exercise of stock options outstanding under our 1997 Executive Stock Plan and our Directors’ Stock Option Plan as of that date with a weighted-average exercise price of $30.75 per share; and

•	439,414 shares available as of that date for future grant or issuance pursuant to our 1997 Executive Stock Plan.

Summary Consolidated Financial Data

We derived the summary financial statement data for the fiscal years ended January 26, 2001, January 25, 2002 and January 31, 2003 set forth below from our audited consolidated financial statements and related notes for the respective fiscal years. Our fiscal year is a 52- or 53-week period ending on the last Friday in January. Fiscal year 2003 contained 53 weeks while the remaining fiscal years set forth below contained 52 weeks. We derived the summary financial statement data for the nine months ended November 1, 2002 and October 31, 2003 set forth below from our unaudited consolidated financial statements and related notes. Our unaudited consolidated financial statements for the nine months ended November 1, 2002 and October 31, 2003 include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results for the period. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the information presented below together with our financial statements, the notes to those statements and the other financial information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our future financial data is likely to be significantly affected by our December 2003 acquisition of Century and the related financing. As a result, our historical financial data is not necessarily indicative of future performance. We derived the pro forma statements of operations for the fiscal year ended January 31, 2003 and for the nine months ended October 31, 2003 and the balance sheet data as of October 31, 2003 from, and such data should be read in conjunction with, our unaudited pro forma condensed consolidated financial information and related notes included elsewhere in this prospectus supplement, which give effect to (i) the Century acquisition and related financing and (ii) the sale of 6,000,000 shares of common stock in this offering and the application of the net proceeds, as if each had occurred on January 26, 2002 and as of October 31, 2003, respectively. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The pro forma data is presented for illustrative purposes only, is not necessarily indicative of the results we would have achieved had these transactions been completed on the dates indicated, does not include any cost savings that may be realized from the Century acquisition, nor is it necessarily indicative of results we may expect in the future.

	Fiscal Years Ended				Pro Forma Year Ended January 31, 2003	Nine Months Ended		Pro Forma Nine Months Ended October 31, 2003
	January 26, 2001		January 25, 2002	January 31, 2003		November 1, 2002	October 31, 2003
	(in millions, except per share data)
Statement of Operations:
Net sales	$3,310.2		$3,037.7	$3,066.3	$3,357.0	$2,368.7	$2,457.4	$2,698.9
Gross margin	745.4		697.7	710.3	807.5	550.1	553.4	635.4
Selling, general and administrative expenses(1)	591.7		565.8	570.8	634.2	432.2	441.3	494.2
Operating income	105.5		100.1	119.1	148.3	103.0	96.5	122.2
Interest expense	43.3		35.9	30.3	32.1	23.1	22.4	23.8
Income taxes	34.2		30.6	40.2	51.7	35.2	30.6	40.8
Net income	46.5	(2)	44.1	58.1	74.0	50.7	48.3	62.4

Earnings per share:

Basic	$2.00		$1.90	$2.50	$2.53	$2.18	$2.12	$2.17
Diluted	$1.97		$1.88	$2.45	$2.49	$2.14	$2.07	$2.13

Weighted-average shares outstanding:

Basic	23.2		23.2	23.2	29.2	23.2	22.8	28.8
Diluted	23.6		23.4	23.7	29.7	23.7	23.3	29.3

Balance Sheet Data:
Cash and cash equivalents	$22.4		$6.8	$1.7		$2.3	$2.0	$2.0
Working capital (including cash)	679.1		588.3	558.8		612.9	545.0	604.1
Total assets	1,406.7		1,293.3	1,436.3		1,459.0	1,541.4	1,944.8
Total debt	531.4		422.8	441.9		455.9	417.0	502.8
Shareholders’ equity	570.0		594.5	644.8		643.5	684.0	956.2

(1)	The selling, general and administrative expense amounts include a provision for doubtful accounts, which we historically reported as a separate financial statement line item.
(2)	Includes an $11.0 million gain on the sale of our Pool & Spa business.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described below and in the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes to those statements. If any of the events described below actually occur, our business, financial condition or results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

We operate in a highly competitive marketplace, which may result in decreased demand or prices for our products.

The wholesale construction, repair and maintenance distribution industry is highly competitive and fragmented. The principal competitive factors in our business include, but are not limited to:

•	availability of materials and supplies;

•	technical product knowledge and expertise as to application and usage;

•	advisory or other service capabilities;

•	pricing of products; and

•	availability of credit.

Our competition includes other wholesalers, manufacturers that sell products directly to their respective customer base and some of our customers that resell our products. We also compete, to a limited extent, with retailers in the markets for plumbing, electrical fixtures and supplies, building materials, MRO supplies and contractors’ tools. Competition varies depending on product line, customer classification and geographic market. We may not be successful in responding effectively to competitive pressures, particularly from competitors with substantially greater financial and other resources than us. Furthermore, because of the fragmented nature of the markets in which we operate, we are also susceptible to being underbid by local competition.

Delays in the implementation of our new unified operating system, or interruptions in the proper functioning of our information systems, could disrupt our operations and cause unanticipated increases in our costs.

We continue to implement our new Hughes Unified operating system and expect implementation to be completed over the next several years. We believe that this time frame will enable us to reduce implementation-related risk, minimize customer disruption, reduce system outages and disruptions and spread implementation costs. Delays in the successful implementation of the new operating system or its failure to meet our expectations could result in adverse consequences, including disruption of operations or unanticipated increases in costs. In addition, the proper functioning of our information systems is critical to the successful operation of our business. Although we protect our information systems through physical and software safeguards and we have back-up remote processing capabilities, these information systems are still vulnerable to natural disasters, power losses, telecommunications failures, physical or software break-ins and similar events. If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could temporarily affect our ability to process orders, identify business opportunities, maintain proper levels of inventories, bill accounts receivable and pay expenses.

We rely heavily on our key personnel and the loss of one or more of these individuals could harm our ability to carry out our business strategy.

We have recently recruited new senior management, including our Chief Executive Officer and Chief Financial Officer, who are responsible for many of the new business initiatives we are pursuing. We believe that our ability to implement our business strategy and our continued success will largely depend upon the efforts, skills, abilities and judgment of our executive management team. Our success also depends to a significant degree upon our ability to recruit and retain our highly knowledgeable sales personnel and our sales and marketing, operations and other senior managers. We may not be successful in attracting and retaining these employees or in managing our growth successfully, which may in turn have an adverse effect on our results of operations and financial condition.

We may not be able to efficiently or effectively integrate newly-acquired businesses into our business or achieve expected profitability from our acquisitions.

Integrating newly-acquired businesses, including Century, involves a number of risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	problems assimilating and retaining our employees or the employees of the acquired company;

•	challenges in retaining our customers or those of the acquired company following the acquisition;

•	potential adverse short-term effects on operating results through increased costs or otherwise; and

•	the possibility that management may be distracted from regular business concerns by integration activities and related problem-solving.

If we are unable to effectively integrate strategic acquisitions, our business, results of operations and financial condition could be materially and adversely affected.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs, which do not fluctuate proportionately with sales. Consequently, a percentage decline in our net sales has a greater percentage effect on our operating income. Any decline in our net sales could cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including through sales or other disposals of excess assets. Our failure to rationalize our fixed assets in the time and within the costs we expect could have an adverse effect on our results of operations and financial condition.

Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are key components of our working capital. We manage our inventories and accounts payable through our product purchasing policies and our accounts receivable through our customer credit policies. Approximately 95% of our net sales are credit sales, and although we take measures to secure lien and bond rights, our customers’ ability to pay may depend on the economic strength of the construction industry and regional economies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

We depend on our vendors for materials and supplies. Unexpected product shortages or an increase in their prices could interrupt our operations and adversely affect our results of operations and financial condition.

In total, we purchase materials and supplies from over 10,000 manufacturers and other vendors, no one of which accounted for more than 5% of our total material and supply purchases during fiscal 2003. Despite this widely diversified base of manufacturers and vendors, we may still experience shortages as a result of unexpected industry demand or production difficulties. If this were to occur and we were unable to obtain a sufficient allocation of products from other manufacturers and vendors, there could be a short-term adverse effect on our results of operations and long-term adverse effect on our customer relationships and reputation. In addition, we have strategic relationships with key vendors. In the event we are unable to maintain those relationships, we may lose some of the competitive pricing advantages that those relationships offer us, which could, in turn, adversely affect our results of operations and financial condition.

We may not be successful in identifying and consummating future acquisitions, which is an important element of our business strategy.

We intend to continue to grow, in part, through strategic acquisitions. We compete with a number of other companies in pursuing future acquisitions, and some of those competitors may be more successful than us in completing strategic acquisitions. Moreover, acquisitions we propose to make may be subject to antitrust reviews and may face other regulatory challenges. In addition, we may require additional debt or equity financing to fund future acquisitions, and that financing may not be available at all or on terms we consider reasonable. As a result of these and other factors, our ability to identify and consummate future acquisitions is uncertain.

If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

We provide workers’ compensation, automobile and product/general liability coverage through a program that is partially self-insured. In addition, we provide medical coverage to our employees through a partially self-insured preferred provider organization. Our results of operations and financial condition may be adversely affected if the number and severity of insurance claims increase.

Our indebtedness could limit our ability to operate our business, obtain additional financing and pursue other business opportunities.

As of October 31, 2003, on a pro forma basis for the Century acquisition and the related financing, the sale of 6,000,000 shares of common stock in this offering and the application of the net proceeds, our outstanding indebtedness would have been $502.8 million compared to shareholders’ equity of $956.2 million. Our debt level may restrict our pursuit of new acquisition opportunities, require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and prevent us from obtaining additional financing. Our failure to make required debt payments could result in an acceleration of our indebtedness, causing our outstanding indebtedness to become immediately due and payable. In addition, our senior revolving credit facility requires us to meet specific financial and financial ratio tests on an ongoing basis. Our failure to meet those tests could limit our ability to borrow additional funds under that facility and could result in an event of default, which, if left uncured, could lead to an acceleration of our indebtedness. We use those borrowings for working capital and general corporate purposes. A limitation on our ability to obtain additional revolving loans could materially and adversely affect our business.

Risks Related to Our Industry

Our operating results depend on the strength of the general economy, which is beyond our control.

Demand for our products and services depends to a significant degree on construction, repair and maintenance spending in the commercial, residential, industrial and public infrastructure markets. The level of activity in these end markets depends on a variety of factors that we cannot control, including:

•	In the commercial market, vacancy rates, interest rates, the availability of financing and regional and general economic conditions;

•	In the residential market, new housing starts and residential renovation projects, which are influenced by interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence;

•	In the industrial market, capital spending, the industrial economic outlook, corporate profitability, interest rates and capacity utilization; and

•	In the public infrastructure market, interest rates, availability of public funds and general economic conditions.

Weather conditions can also affect the timing of construction and the demand for our products and services. Although we have diversified our business to reduce our exposure to the seasonality and cyclicality of the construction markets through our focus on expanding our MRO and other replacement-related businesses, we continue to be sensitive to changes in the economy, which may adversely affect our results of operations and financial condition. We are especially susceptible to economic fluctuations in Florida, Texas, North Carolina, Georgia and Arizona, which collectively accounted for approximately 65% of our consolidated pro forma net sales for fiscal 2003.

Fluctuating commodity prices may impair our operating results.

The cost of stainless steel, aluminum, copper, nickel alloys, polyvinyl chloride (pvc) and other commodities used in products distributed by us can be volatile. Although we attempt to pass increased costs to our customers, we are not always able to do so quickly or at all. Significant fluctuations in the cost of such commodities have adversely affected and in the future may adversely affect our results of operations and financial condition.

The movement of manufacturing facilities overseas may adversely affect our operating results.

The U.S. manufacturing industry has experienced, and is expected to continue to experience, a shift in production to overseas facilities. This shift has resulted in the closings of existing facilities in the United States, which has reduced, and may continue to reduce, the amount of our business in our Industrial PVF segment. If additional U.S. operations of our customers are moved overseas or if new plant construction in the United States continues to decline, our results of operations and financial condition may be adversely affected.

Risks Related to Our Common Stock

Our quarterly results are seasonal and may have an adverse effect on the market price of our common stock.

Our operating results are seasonal. Historically, we have experienced lower operating results in the first and fourth quarters than in the second and third quarters of our fiscal year. Seasonal weather conditions, such as cold or wet weather, can also delay construction projects, further contributing to quarterly fluctuations in our operating results. If our financial results for a quarter fall below investors’ expectations, the market price of our common stock may decline, perhaps significantly.

Dividend payments are restricted and within the discretion of our board of directors.

The payment of future dividends, if any, will be at the discretion of our board of directors, after taking into account various factors, including earnings, capital requirements and surplus, financial position, contractual restrictions and other relevant business considerations. We are also party to debt instruments and agreements that contain provisions limiting the amount of dividends that we may pay. In the future, we may become a party to debt instruments or agreements that further restrict our ability to pay dividends. Moreover, our board may decide not to pay, or to reduce the amount of, dividends even when the aforementioned factors are positive.

Our stock price may fluctuate substantially.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.” The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results, availability of capital, changes in general conditions in the economy, the financial markets, the wholesale construction, repair and maintenance industry or other developments affecting us, our customers or our competitors, some of which may be unrelated to our performance. Those fluctuations and demand for our products may adversely affect the price of our stock. In addition, if our results of operations fail to meet the expectations of investors, our stock price could decline.

Furthermore, the stock market in general has experienced volatility that has often been unrelated to the operating performance of companies in our industry. These fluctuations and general economic, political and market conditions may adversely affect the market price of our common stock, regardless of our operating results. Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above the prices that they pay in this offering. The volatility also could impair our ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

Certain anti-takeover provisions may make our stock less attractive to investors.

Certain provisions of our restated articles of incorporation, as amended, Florida law and our shareholders’ rights plan may make it more difficult for a third party to acquire a controlling interest in us, even if a change in control would benefit shareholders. These provisions may delay or prevent transactions in which shareholders would receive a substantial premium for their shares over then-prevailing market prices. These provisions may also limit shareholders’ ability to approve transactions they may otherwise believe are in their best interests. In particular, these provisions include a provision dividing the board of directors into three classes of directors elected for staggered three-year terms; a provision authorizing the issuance of preferred stock without shareholder approval; and a provision requiring that certain business combinations receive approval by two-thirds of our shares of voting stock.

FORWARD-LOOKING STATEMENTS

Some of the statements set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor provisions created by those sections. When used in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, the words “believe,” “anticipate,” “estimate,” “expect,” “may,” “will,” “should,” “plan,” “intend,” “project” or phrases such as “will be well-positioned to,” “will benefit,” “will gain” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, our expectations may not prove to be correct. Actual results or events may differ significantly from those indicated in our forward-looking statements as a result of various important factors, as discussed in the section entitled “Risk Factors.” We assume no obligation to publicly update or revise our forward-looking statements, except to the extent required by law.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $275.9 million from this offering, after deducting the discounts, commissions and estimated expenses payable by us. This amount will be approximately $317.4 million if the underwriters exercise in full their over-allotment option. We intend to use the net proceeds from this offering to repay in full the $250.0 million interim senior unsecured term loan incurred on December 19, 2003 in connection with the Century acquisition and, to the extent of any excess proceeds, for repayment of borrowings under our senior revolving credit facility and for general corporate purposes. At January 22, 2004, the interest rate of the interim senior unsecured term loan was 3.39% per annum and the weighted-average interest rate of the senior revolving credit facility was 3.36% per annum. Lehman Commercial Paper, Inc. and SunTrust Bank, affiliates of two of the underwriters, Lehman Brothers Inc. and SunTrust Capital Markets, Inc. respectively, serve as lenders under our interim senior unsecured term loan, and SunTrust Bank serves as a lender under our senior revolving credit facility. Because we intend to use more than 10% of the net proceeds of this offering to repay debt owed by us to affiliates of Lehman Brothers and SunTrust, this offering is being conducted in accordance with the conflict of interest provisions of Rules 2710 and 2720 of the National Association of Securities Dealers. See “Underwriting—Our Relationships with the Underwriters/NASD Conduct Rules.”

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK

Historically, we have paid quarterly dividends on our common stock, and we expect to continue to pay quarterly dividends in the future. However, the payment of future dividends, if any, will be at the discretion of our board of directors, after taking into account various factors, including earnings, capital requirements and surplus, financial position, contractual restrictions and other relevant business considerations. Our board of directors is not obligated to pay dividends at any time in the future. See “Risk Factors – Risks Related to Our Common Stock – Dividend payments are restricted and within the discretion of our board of directors.”

Our common stock trades on the New York Stock Exchange under the symbol “HUG.” The following table sets forth for the periods indicated the intra-day high and low sales prices for our common stock as reported on the NYSE Composite Tape and cash dividends declared on our common stock.

	Common Stock Price		Cash Dividends
	High	Low
Fiscal Year Ended January 25, 2002:
First Quarter	$18.90	$13.22	$0.085
Second Quarter	26.30	14.97	0.085
Third Quarter	27.90	17.75	0.085
Fourth Quarter	31.95	23.21	0.085

Fiscal Year Ended January 31, 2003:
First Quarter	$42.99	$29.00	$0.085
Second Quarter	46.96	31.45	0.085
Third Quarter	35.86	25.31	0.085
Fourth Quarter	35.50	24.09	0.100

Fiscal Year Ending January 30, 2004:
First Quarter	$28.90	$19.77	$0.100
Second Quarter	39.11	28.69	0.100
Third Quarter	40.15	32.19	0.100
Fourth Quarter (through January 22, 2004)	51.55	38.59	—

The last reported sale price of our common stock on the New York Stock Exchange on January 22, 2004 was $49.00 per share. At January 21, 2004, there were 23,918,434 shares of our common stock outstanding, held by 809 shareholders of record. This may not be an accurate indication of the total number of beneficial owners of our common stock as of that date, since many shares are held by nominees in street name for beneficial owners.

CAPITALIZATION

The following table sets forth our capitalization: (1) on an actual basis as of October 31, 2003; (2) as adjusted to give effect to the December 19, 2003 acquisition of Century and the related financing; and (3) pro forma to give effect to the sale of 6,000,000 shares of common stock in this offering and the application of the net proceeds.

This table should be read in conjunction with “Use of Proceeds” and “Selected Consolidated Financial Data” in this prospectus supplement. It should also be read in conjunction with our unaudited pro forma condensed consolidated financial statements and our audited and unaudited financial statements, including the related notes, included elsewhere or incorporated by reference in this prospectus supplement.

	As of October 31, 2003
	Actual	Pro Forma for Century Acquisition	Pro Forma for Century Acquisition and Offering
	(in millions)
	(unaudited)

Cash and cash equivalents	$2.0	$2.0	$2.0

Long-term debt (including current portion):
Senior revolving credit facility	$18.1	$129.8	$103.9
Interim senior unsecured term loan	—	250.0	—
Senior notes	335.4	335.4	335.4
Other notes payable	63.5	63.5	63.5

Total debt	$417.0	$778.7	$502.8

Shareholders’ equity:
Preferred stock (10,000,000 shares authorized, none issued)	$—	$—	$—
Common stock (100,000,000 shares authorized; 23,923,280 shares issued-actual; 29,923,280 shares issued-pro forma)	23.9	23.9	29.9
Capital in excess of par value	222.4	222.4	492.3
Retained earnings	457.5	457.5	453.8
Treasury stock, 394,450 shares, at cost	(10.1)	(10.1)	(10.1)
Unearned compensation related to outstanding restricted stock	(9.7)	(9.7)	(9.7)

Total shareholders’ equity	684.0	684.0	956.2

Total capitalization	$1,101.0	$1,462.7	$1,459.0

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

We derived the following unaudited pro forma condensed consolidated financial statements as of and for the nine months ended October 31, 2003 from (i) our unaudited consolidated financial statements as of and for such period and (ii) Century’s unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2003. We derived the following unaudited pro forma condensed consolidated financial statements for the fiscal year ended January 31, 2003 from (i) our audited consolidated financial statements for such period and (ii) Century’s audited consolidated financial statements for the year ended December 31, 2002.

The unaudited pro forma condensed consolidated statements of operations give effect to (i) the December 19, 2003 Century acquisition and related financing and (ii) the sale of 6,000,000 shares of common stock in this offering and the application of the net proceeds, as though those transactions had occurred on January 26, 2002. The unaudited pro forma condensed consolidated balance sheet data gives effect to (i) the Century acquisition and related financing and (ii) the sale of 6,000,000 shares of common stock in this offering, as if each had occurred as of October 31, 2003.

The pro forma adjustments related to the purchase price allocation of the Century acquisition are preliminary and are subject to revision as additional information becomes available. Revisions to the preliminary purchase price allocation of the Century acquisition may have a significant impact on the unaudited pro forma information.

The unaudited pro forma financial information is not necessarily indicative of our results of operations or financial position had the events reflected herein actually been consummated at the assumed dates, does not include any cost savings that may be realized from the Century acquisition, and is not necessarily indicative of our results of operations or financial position for any future period. The unaudited pro forma financial information should be read in conjunction with our consolidated financial statements and related notes and the Century consolidated financial statements and related notes, in each case included elsewhere in this prospectus supplement.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

	Nine Months Ended October 31, 2003
	Hughes as Reported	Century Historical	Pro Forma Adjustments for Century Acquisition		Pro Forma for Century Acquisition	Pro Forma Adjustments for Offering		Pro Forma for Century Acquisition and Offering
	(in millions, except per share data)
Net sales	$2,457.4	$241.5	$—		$2,698.9	$—		$2,698.9
Cost of sales	1,904.0	170.0	(10.5	)(1)	2,063.5	—		2,063.5

Gross margin	553.4	71.5	10.5		635.4	—		635.4
Selling, general and administrative expenses	441.3	43.7	9.2	(1)	494.2	—		494.2
Depreciation and amortization	15.6	—	3.4	(1),(2)	19.0	—		19.0

Operating income	96.5	27.8	(2.1)		122.2	—		122.2
Interest and other income	4.8	—	—		4.8	—		4.8
Interest expense	22.4	5.3	5.7	(3),(4)	33.4	(9.6	)(6)	23.8

Income before income taxes	78.9	22.5	(7.8)		93.6	9.6		103.2
Income taxes	30.6	8.6	(2.3	)(5)	36.9	3.9	(7)	40.8

Net income	$48.3	$13.9	$(5.5)		$56.7	$5.7		$62.4

Earnings per share:
Basic	$2.12				$2.49			$2.17
Diluted	$2.07				$2.43			$2.13

Weighted-average shares outstanding:
Basic	22.8				22.8	6.0	(8)	28.8
Diluted	23.3				23.3	6.0	(8)	29.3

	Fiscal Year Ended January 31, 2003
	Hughes as Reported	Century Historical	Pro Forma Adjustments for Century Acquisition		Pro Forma for Century Acquisition	Pro Forma Adjustments for Offering		Pro Forma for Century Acquisition and Offering
	(in millions, except per share data)
Net sales	$3,066.3	$290.7	$—		$3,357.0	$—		$3,357.0
Cost of sales	2,356.0	206.6	(13.1	)(1)	2,549.5	—		2,549.5

Gross margin	710.3	84.1	13.1		807.5	—		807.5
Selling, general and administrative expenses	570.8	52.0	11.4	(1)	634.2	—		634.2
Depreciation and amortization	20.4	—	4.6	(1),(2)	25.0	—		25.0

Operating income	119.1	32.1	(2.9)		148.3	—		148.3
Interest and other income	9.5	—	—		9.5	—		9.5
Interest expense	30.3	4.8	10.5	(3),(4)	45.6	(13.5	)(6)	32.1

Income before income taxes	98.3	27.3	(13.4)		112.2	13.5		125.7
Income taxes	40.2	10.3	(4.3	)(5)	46.2	5.5	(7)	51.7

Net income	$58.1	$17.0	$(9.1)		$66.0	$8.0		$74.0

Earnings per share:
Basic	$2.50				$2.85			$2.53
Diluted	$2.45				$2.79			$2.49

Weighted-average shares outstanding:
Basic	23.2				23.2	6.0	(8)	29.2
Diluted	23.7				23.7	6.0	(8)	29.7

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of October 31, 2003
	Hughes as Reported	Century Historical	Pro Forma Adjustments for Century Acquisition		Pro Forma for Century Acquisition	Pro Forma Adjustments for Offering		Pro Forma for Century Acquisition and Offering
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$2.0	$—	$—		$2.0	$—		$2.0
Accounts receivable, net	497.2	41.0	—		538.2	—		538.2
Inventories	430.3	41.4	—		471.7	—		471.7
Deferred income taxes	20.9	1.6	—		22.5	—		22.5
Other current assets	51.0	6.4	—		57.4	—		57.4

Total current assets	1,001.4	90.4	—		1,091.8	—		1,091.8
Property and equipment	173.0	3.5	—		176.5	—		176.5
Goodwill	336.5	7.1	265.6	(9)	609.2	—		609.2
Other assets	30.5	2.8	37.7	(10),(11),(12)	71.0	(3.7	)(18)	67.3

Total assets	$1,541.4	$103.8	$303.3		$1,948.5	$(3.7)		$1,944.8

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$63.7	$2.0	$(2.0	)(13)	$63.7	$—		$63.7
Accounts payable	304.7	14.9	—		319.6	—		319.6
Other current liabilities	88.0	9.2	7.2	(11),(14)	104.4	—		104.4

Total current liabilities	456.4	26.1	5.2		487.7	—		487.7
Long-term debt	353.3	101.5	260.2	(13),(15)	715.0	(275.9	)(8)	439.1
Deferred income taxes	40.2	0.1	14.0	(16)	54.3	—		54.3
Redeemable exchangeable preferred stock	—	22.7	(22.7	)(17)	—	—		—
Other noncurrent liabilities	7.5	—	—		7.5	—		7.5

Total liabilities	857.4	150.4	256.7		1,264.5	(275.9	)(8)	988.6
Shareholders’ equity (deficit)	684.0	(46.6)	46.6	(17)	684.0	272.2	(8),(18)	956.2

Total liabilities and shareholders’ equity	$1,541.4	$103.8	$303.3		$1,948.5	$(3.7)		$1,944.8

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1)	Adjustments to reflect the reclassification of certain income statement items of Century to conform to our financial statement classification. Personnel expenses for Century of $10.5 million and $13.1 million were reclassified from cost of sales to selling, general and administrative expenses for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively. Depreciation and amortization expense of $1.3 million and $1.7 million for Century was reclassified from selling, general and administrative expenses to depreciation and amortization for the nine months ended October 31, 2003 and fiscal year ended January 31, 2003, respectively. These reclassifications had no net impact on unaudited pro forma condensed consolidated results of operations.

(2)	Adjustments to reflect the amortization of intangible assets totaling $2.1 million and $2.9 million for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively, on a straight-line basis over a weighted-average life of 11.5 years. Goodwill resulting from the acquisition is not amortized in accordance with the provisions of Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets.

(3)	Adjustments to reflect interest expense on the $250.0 million interim senior unsecured term loan at 3.39% issued in connection with the acquisition of Century and maturing on March 31, 2005, and the incremental borrowing of $111.7 million made under the senior revolving credit facility at 3.36%. The adjustment also reflects the higher interest rate on our senior revolving credit facility (increased to 3.36%), resulting in additional pro forma interest expense of $1.0 million and $0.6 million for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively, on our existing borrowings under the senior revolving credit facility. In addition, included in interest expense is $0.8 million and $2.4 million of amortization of deferred financing costs for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively. The effect of a 0.125% percent variance in the interest rate on net income is $0.2 million and $0.3 million for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively.

(4)	Adjustments to eliminate $5.3 million and $4.8 million of Century’s interest expense for the nine months ended October 31, 2003 and fiscal year ended January 31, 2003, respectively. We repaid the underlying indebtedness in connection with the acquisition.

(5)	Adjustments to reflect the reduction of federal income taxes related to the interest expense adjustments described in notes (3) and (4) based upon the statutory rate of 40% and 41% for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively.

(6)	Adjustments to eliminate interest expense on the $250.0 million interim senior unsecured term loan at 3.39% and the incremental borrowing of $25.9 million made under the senior revolving credit facility at 3.36%, following the application of the net proceeds from this offering. The adjustment also reflects the interest rate on our senior revolving credit facility as being decreased from 3.36% to 2.0%, which will reduce pro forma interest expense by $1.7 and $1.7 million for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively, on our total remaining borrowings under the senior revolving credit facility. In addition, included in the reduction of interest expense is $0.8 million and $2.4 million of amortization of deferred financing costs for the nine months ended October 31, 2003 and fiscal year ended January 31, 2003, respectively.

(7)	Adjustments to reflect the increase in federal income taxes relating to the interest rate expense adjustments described in note (6) based upon the statutory rate of 40% and 41% for the nine months ended October 31, 2003 and the fiscal year ended January 31, 2003, respectively.

(8)	Adjustments to reflect the sale of 6,000,000 shares of common stock in this offering at an offering price of $48.25 per share and the application of the net proceeds of $275.9 million from this offering to repay debt.

(9)	On December 19, 2003, we acquired Century for $361.7 million. The adjustment of $265.6 million reflects the portion of the purchase price allocated to goodwill. This adjustment is net of $7.1 million of Century’s goodwill, which was eliminated in connection with the acquisition of Century.

(10)	Adjustment of $36.4 million to reflect the amount allocated to intangible assets primarily for corporate customer relationships and employment and non-compete agreements, of which $30.5 million is subject to amortization on a straight-line basis over a weighted-average life of 11.5 years.

(11)	Adjustments to reflect the addition of $2.6 million and $1.1 million of deferred financing costs related to the $250.0 million interim senior unsecured term loan at 3.39% and the senior revolving credit facility at 3.36%, respectively.

(12)	Adjustment to eliminate $2.4 million of Century’s deferred financing costs since Century’s indebtedness was subsequently paid by us in connection with the acquisition.

(13)	Adjustment to reflect the elimination of $2.0 million and $101.5 million of Century’s current portion of long-term debt and long-term debt, respectively, which was subsequently paid by us in connection with the acquisition.

(14)	Adjustment to reflect additional liabilities of $3.5 million for direct costs of the Century acquisition recorded at estimated fair value at the acquisition date.

(15)	Adjustment to reflect the issuance of the $250.0 million interim senior unsecured term loan at 3.39% in connection with the Century acquisition and maturing on March 31, 2005, and the incremental borrowings of $111.7 million made under the senior revolving credit facility, which bears interest at 3.36%.

(16)	Adjustment of $14.0 million to reflect the recording of a noncurrent deferred tax liability for the intangibles recorded in connection with the acquisition of Century.

(17)	Adjustment to reflect the elimination of the redeemable exchangeable preferred stock account and the shareholders’ equity accounts of Century in connection with the acquisition.

(18)	Adjustment to reflect the elimination of $2.6 million and $1.1 million of deferred financing costs related to the $250.0 million interim senior unsecured term loan at 3.39% and the senior revolving credit facility at 3.36%, respectively, in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data for, and as of, each of the fiscal years ended January 29, 1999, January 28, 2000, January 26, 2001, January 25, 2002 and January 31, 2003 and the nine-month periods ended November 1, 2002 and October 31, 2003. This selected consolidated financial data excludes amounts related to the acquisition of Century which occurred on December 19, 2003. We derived the selected consolidated financial data as of and for the fiscal years ended January 29, 1999, January 28, 2000, January 26, 2001, January 25, 2002 and January 31, 2003 from our audited consolidated financial statements and related notes for the respective fiscal years. Our fiscal year is a 52- or 53-week period ending on the last Friday in January. Fiscal year 2003 contained 53 weeks while the remaining fiscal years set forth below contained 52 weeks. We derived the selected financial data as of and for the nine-month periods ended November 1, 2002 and October 31, 2003 from our unaudited consolidated financial statements and related notes. Our unaudited consolidated financial statements for the nine months ended November 1, 2002 and October 31, 2003 include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results for the period. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements, notes to those statements and other financial information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal Years Ended						Nine Months Ended
	January 29, 1999	January 28, 2000	January 26, 2001		January 25, 2002	January 31, 2003	November 1, 2002	October 31, 2003
	(in millions, except per share data)
Statement of Income:
Net sales	$2,536.3	$2,994.9	$3,310.2		$3,037.7	$3,066.3	$2,368.7	$2,457.4
Cost of sales	1,977.3	2,320.6	2,564.8		2,340.0	2,356.0	1,818.6	1,904.0

Gross margin	559.0	674.3	745.4		697.7	710.3	550.1	553.4

Selling, general and administrative expenses(1)	418.5	512.1	591.7		565.8	570.8	432.2	441.3
Depreciation and amortization	23.3	29.8	32.6		31.1	20.4	14.9	15.6
Impairment of long-lived assets	—	—	15.6		0.7	—	—	—

Total operating expenses	441.8	541.9	639.9		597.6	591.2	447.1	456.9

Operating income	117.2	132.4	105.5		100.1	119.1	103.0	96.5
Interest and other income	6.8	9.0	18.5	(2)	10.5	9.5	6.0	4.8
Interest expense	25.4	31.8	43.3		35.9	30.3	23.1	22.4

Income before income taxes	98.6	109.6	80.7		74.7	98.3	85.9	78.9
Income taxes	37.2	43.7	34.2		30.6	40.2	35.2	30.6

Net income	$61.4	$65.9	$46.5		$44.1	$58.1	$50.7	$48.3

Earnings per share:
Basic	$2.57	$2.82	$2.00		$1.90	$2.50	$2.18	$2.12
Diluted	$2.55	$2.80	$1.97		$1.88	$2.45	$2.14	$2.07
Weighted-average shares outstanding:
Basic	23.9	23.4	23.2		23.2	23.2	23.2	22.8
Diluted	24.1	23.5	23.6		23.4	23.7	23.7	23.3

Balance Sheet Data:
Cash and cash equivalents	$6.0	$10.0	$22.4		$6.8	$1.7	$2.3	$2.0
Working capital (including cash)	567.4	657.5	679.1		588.3	558.8	612.9	545.0
Total assets	1,129.0	1,377.0	1,406.7		1,293.3	1,436.3	1,459.0	1,541.4
Total debt	402.2	535.8	531.4		422.8	441.9	455.9	417.0
Shareholders’ equity	484.0	522.4	570.0		594.5	644.8	643.5	684.0

(1)	The selling, general and administrative expense amounts include a provision for doubtful accounts, which we historically reported as a separate financial statement line item.
(2)	Includes an $11.0 million gain on the sale of our Pool & Spa business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein. This discussion excludes the impact of the acquisition of Century, which closed on December 19, 2003.

Business

Founded in 1928, we are one of the nation’s largest diversified wholesale distributors of construction, repair and maintenance-related products. Our customers include electrical, plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies.

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the last Friday in January. The nine months ended October 31, 2003 and November 1, 2002 contained 39 and 40 weeks, respectively. Fiscal 2003 contained 53 weeks while fiscal 2002 and fiscal 2001 contained 52 weeks. The additional week in fiscal 2003 was included in the first quarter.

Segment Information

During the third quarter of fiscal 2004, we revised our reporting structure to provide additional disclosure by realigning our previously reported operating segments (Electrical/Plumbing, Industrial PVF and Water & Sewer/Building Materials) on a more disaggregated basis by product line into six operating segments and an All Other category. The revised operating segments are: Water & Sewer, Plumbing/HVAC, MRO, Utilities, Electrical and Industrial PVF. The All Other category includes our Building Materials, Fire Protection and Mechanical Industrial product lines. The Industrial PVF segment remains unchanged.

The corporate category includes corporate level expenses not allocated to our operating segments. Inter-segment sales are excluded from net sales presented for each segment. Operating income for each segment includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with the change of our reporting structure and to more accurately reflect consumption, we changed our method of allocating corporate overhead expenses to the segments. All prior period segment results have been reclassified to reflect these changes.

Comparable Branch Sales Methodology

We compute and disclose comparable branch sales, which exclude net sales related to (a) acquired and newly-opened branches until operating results are included in the consolidated financial statements for all periods in the current and prior fiscal years, (b) branch combinations and splits unless within the same segment and physical location and (c) closed and divested branches. All comparable branch sales amounts and percentages presented in this prospectus supplement exclude the impact of the additional week of net sales in the first quarter of fiscal 2003.

Business Combinations, Divestitures and Other Drivers

On August 4, 2003, we acquired substantially all of the net assets of Marden Susco, a southern California supplier of underground piping products for use in municipal water, sewer and storm drain systems. As a result of the acquisition, we expanded our Water & Sewer business into California. The purchase price consisted of $17.8 million cash paid for Marden Susco’s net assets, including the assumption of $14.0 million of accounts payable and accrued liabilities and $6.7 million of debt, subject to working capital adjustments. The results of Marden Susco’s operations have been included in our consolidated statements of income since August 4, 2003.

On August 9, 2002, we acquired all of the capital stock of Utiliserve, a wholesale distributor of electrical transmission and distribution products and services to the U.S. electric utility industry. The purchase price consisted of $33.4 million cash paid (net of cash acquired of $1.9 million) for Utiliserve’s net equity along with the assumption of $54.5 million and $33.2 million of long-term debt and other liabilities, respectively. The results of Utiliserve’s operations have been included in our consolidated statements of income since August 9, 2002.

In January 2001, we completed the sale of the assets of our Pool & Spa business for $48.0 million. We received cash proceeds of $23.0 million with the remaining $25.0 million of consideration in the form of a short-term note receivable. The note receivable bore interest at a fixed rate of 7.0% and was fully collected in fiscal 2002. In fiscal 2001, we recorded a pre-tax gain of $11.0 million in connection with the sale. The Pool & Spa business was engaged in the wholesale distribution of swimming pool and spa equipment and supplies.

In fiscal 2000, we invested $1.8 million in bestroute.com, an e-commerce company founded in 1999 to provide hard-to-find inventory products to wholesale distributors and end-users via the internet. During fiscal 2001, we were required to fund an additional $6.3 million to bestroute, as certain operating thresholds were met. In September 2000, we acquired the remaining 51.0% interest of bestroute. In the fourth quarter of fiscal 2001, bestroute was not able to meet its operating plan and incurred operating losses of $2.1 million. These losses were attributed to bestroute’s inability to gain market acceptance and generate net sales sufficient to cover its operating costs. As a result of these continued losses and viability concerns, we discontinued bestroute’s operations in March 2001.

Prior to fiscal 2001, our Plumbing/HVAC business conducted international operations in Mexico. In fiscal 2001, we experienced continued operating losses in these international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, we terminated our international operations in fiscal 2002.

Hughes Unified is the term we use to describe the integrated information technology framework we are implementing. It includes our e-commerce enabled, customer fulfillment, inventory management, logistics and distribution management system, our other integrated distribution platforms and the purchasing and financial systems that we are developing and establishing.

Net Sales

Net sales are affected by numerous factors, including, but not limited to, seasonality, weather, competition and construction cycles.

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

The following table presents the major components of our consolidated net sales in the first nine months of fiscal 2004 and fiscal 2003 (in millions):

	Nine Months Ended
	October 31, 2003	November 1, 2002	Percentage Variance
Comparable branch sales	$2,245.3	$2,236.2	0.4%
Acquired and newly-opened branches	198.3	51.7
Closed and/or combined branches	13.8	25.7
Additional week	—	55.1

Net sales	$2,457.4	$2,368.7	3.7%

Net sales in the first nine months of fiscal 2004 totaled $2,457.4 million, an increase of $88.7 million or 3.7%, compared to the prior year’s first nine months net sales of $2,368.7 million. This increase was partially due to the acquisitions of Marden Susco and Utiliserve. The Marden Susco acquisition resulted in increased net sales of $16.8 million in the first nine months of fiscal 2004. The Utiliserve acquisition added $169.7 million and $47.7 million of net sales to the first nine months of fiscal 2004 and fiscal 2003, respectively, a net increase of $122.0 million. Additionally, net sales from newly-opened branches increased $7.8 million. Partially offsetting these increases was a decrease of $11.9 million related to closed and/or combined branches. The prior year’s net sales also included a benefit of $55.1 million from the additional week in the first quarter of fiscal 2003.

For the first nine months of fiscal 2004, comparable branch sales increased $9.1 million or 0.4%. This increase was due to growth in large projects due to an overall improvement in the commercial construction markets served by the Plumbing/HVAC segment and Building Materials product line in the eastern United States, market share growth in the MRO segment and the procurement of several large projects in the midwestern water and sewer markets. These increases were partially offset by lower sales in the Industrial PVF segment due to weak end-market demand and the loss of a large Utilities segment customer during the second quarter of fiscal 2004.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Consolidated net sales in fiscal 2003 increased $28.6 million or 0.9% compared to fiscal 2002. Acquired and newly-opened branches accounted for a $141.9 million increase of net sales. The majority of net sales for acquired and newly-opened branches related to the Utilities and Water & Sewer segments, which accounted for $102.0 million and $34.8 million, respectively, of this increase. Included in the Utilities segment’s acquired and newly-opened branch sales was $95.3 million of net sales related to the acquisition of Utiliserve. The additional week included in the first quarter of fiscal 2003 added $55.1 million of net sales. Partially offsetting these increases was a decline of $82.0 million or 2.8% in comparable branch sales largely as a result of a slow-down in the non-residential building and commercial construction sectors, including office buildings, hotels and motels and other commercial buildings. Comparable branch sales were also unfavorably impacted by a decline in industrial PVF sales due to the postponement and/or cancellation of certain projects. The remaining decrease of $86.3 million related to closed and/or combined branches, primarily in the Water & Sewer ($19.5 million), Plumbing/HVAC ($41.3 million) and Electrical segments ($9.8 million), as well as the Building Materials product line ($11.8 million).

Consolidated net sales in fiscal 2002 decreased $272.5 million or 8.2% compared to fiscal 2001 due in large part to the sale of our Pool & Spa business in January 2001. This accounted for $144.0 million of the overall net sales decrease. Comparable branch sales declined $156.3 million or 5.3%, predominantly driven by a general slowdown in the economy in fiscal 2002, combined with deflationary pricing pressure in stainless steel, nickel alloy, pvc and certain other commodity-based products. An additional $55.5 million of the decrease related to closed and/or combined branches along with the elimination or consolidation of customers and services. During fiscal 2002, we closed or decided to close 43 branches that were not performing to management’s expectations and/or did not strategically fit into our core businesses. The above net sales decreases were partially offset by acquired and newly-opened branches, which had net sales of $83.3 million in fiscal 2002. The majority of net sales for acquired and newly-opened branches related to the Water & Sewer segment and the All Other category, which collectively accounted for $77.5 million of this increase. Of the $77.5 million of acquired and newly-opened branch sales, $50.9 million related to an acquisition completed in May 2001 in the Water & Sewer segment.

Gross Margin and Gross Margin Ratio to Net Sales

Gross margin is affected by numerous factors, including, but not limited to, product mix changes, competition, vendor rebates and direct shipments compared to stock sales.

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

Gross margin and gross margin ratio to net sales in the first nine months of fiscal 2004 and fiscal 2003 were as follows (in millions):

	Gross Margin and Gross Margin Ratio to Net Sales
	Nine Months Ended		Percentage and Basis Point Variance
	October 31, 2003	November 1, 2002
Gross margin	$553.4	$550.1	0.6%
Gross margin ratio to net sales	22.5%	23.2%	(70)

Gross margin ratio to net sales totaled 22.5% and 23.2% in the first nine months of fiscal 2004 and fiscal 2003, respectively. In fiscal 2004, the Utilities segment, which has historically generated lower gross margins than our other segments, comprised a higher percentage of consolidated net sales, and the Industrial PVF segment, a higher gross margin business, comprised a lower percentage of consolidated net sales. In addition competitive pricing pressures resulted in lower gross margins. These decreases were partially offset by an increase in vendor rebates resulting from our vendor consolidation efforts and improved programs with our suppliers.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Gross margin and gross margin ratio to net sales in fiscal 2003, 2002 and 2001 were as follows (in millions):

	Gross Margin and Gross Margin Ratio to Net Sales
	Fiscal Years Ended			Percentage and Basis Point Variance
	2003	2002	2001	2003 to 2002	2002 to 2001
Gross margin	$710.3	$697.7	$745.4	1.8%	(6.4%)
Gross margin ratio to net sales	23.2%	23.0%	22.5%	20	50

Gross margin in fiscal 2003 increased $12.6 million or 1.8% compared to fiscal 2002. This increase was primarily driven by acquired and newly-opened branches, which accounted for $20.1 million increase in gross margin, of which Utiliserve added $13.6 million. The additional week of net sales included in the first quarter of fiscal 2003 added $13.0 million of gross margin. Comparable branch gross margin decreased $4.9 million or 0.7% primarily as a result of the slowdown in the commercial and non-residential construction sectors combined with competitive pricing pressures in the Electrical and Plumbing/HVAC segments and deflationary pricing pressure on pvc and ductile pipe products in the Water & Sewer segment. The remaining decrease of $15.6 million was related to the closure and/or consolidation of branches. Gross margin ratio to net sales totaled 23.2% and 23.0% in fiscal 2003 and fiscal 2002, respectively. The net improvement in gross margin ratio to net sales was the result of various factors. Gross margin ratio to net sales benefited from increased vendor rebates, reduced reserve requirements under our new methodology for tracking dead stock and improved margins from the 48 branches on the Hughes Unified operating system, primarily resulting from the implementation of centralized price matrices. We also implemented a dead stock program, which identified potential dead stock on a product by product basis and includes returning products to vendors, transferring products to other branches where the products are selling, reducing the price of the products and disposing of any products that could not be returned, transferred or sold. Partially offsetting this improvement in gross margin ratio to net sales was the addition of Utiliserve, which generates lower gross margins but higher operating margins than our company. Gross margin to net sales was reduced 28 basis points as a result of the acquisition of Utiliserve in fiscal 2003. In addition, pricing pressures brought about by the intensified competition resulting from the slowdown in the non-residential and commercial construction sectors and the adverse impact of deflationary pressures on pvc and ductile iron pipe products unfavorably impacted gross margin ratio to net sales. The aggregation of all of these factors resulted in a net 20 basis point improvement in gross margin ratio to net sales in fiscal 2003.

Gross margin in fiscal 2002 decreased $47.7 million or 6.4% compared to fiscal 2001 primarily due to the sale of our Pool & Spa business in January 2001, which accounted for $34.0 million of the overall gross margin decrease. Comparable branch gross margin decreased $21.1 million or 3.1% primarily as a result of the economic downturn in the United States, which intensified competition and placed pricing pressures on us. An additional $12.5 million of the gross margin decrease related to the closure and/or consolidation of branches. Partially offsetting this decrease was $19.9 million of gross margin related to acquired and newly-opened branches, of which the majority related to an acquisition in the Water & Sewer segment. Gross margin ratio to net sales totaled 23.0% and 22.5% in fiscal 2002 and fiscal 2001, respectively. The net improvement in gross margin ratio to net sales was a higher proportion of out-of-stock sales in fiscal 2002 as compared to direct shipments, which typically generate lower margins. In addition, the Pool & Spa business generated lower gross margins than our overall company in fiscal 2001. Gross margin ratio to net sales was also favorably impacted by company-wide inventory improvement initiatives implemented in fiscal 2002, which resulted in increased vendor rebates as a result of focused efforts to buy from preferred vendors.

Operating Expenses

We are primarily a fixed cost business; consequently, a percentage change in our net sales has a greater percentage effect on our operating expense ratio.

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

Operating expenses and percentage of net sales for the first nine months of fiscal 2004 and fiscal 2003 were as follows (in millions):

	Operating Expenses			Percentage of Net Sales
	Nine Months Ended			Nine Months Ended
	October 31, 2003	November 1, 2002	Percentage Variance	October 31, 2003	November 1, 2002	Basis Points Variance
Personnel expenses	$290.1	$288.0	0.7%	11.8%	12.2%	(40)
Other selling, general and administrative expenses	151.2	144.2	4.9%	6.2%	6.1%	10
Depreciation and amortization	15.6	14.9	4.7%	0.6%	0.6%	—

	$456.9	$447.1	2.2%	18.6%	18.9%	(30)

As a percentage of net sales, personnel expenses decreased to 11.8% in the first nine months of fiscal 2004 from 12.2% in the prior year’s first nine months. Utiliserve added $8.8 million and $3.0 million of personnel expenses in the first nine months of fiscal 2004 and fiscal 2003, respectively. Personnel expenses increased $7.2 million by the additional week included in the first quarter of fiscal 2003. Improvement was experienced as a result of decreased incentive costs and the reductions in discretionary type expenses.

As a percentage of net sales, other selling, general and administrative expenses remained relatively flat at 6.2% and 6.1% in the first nine months of fiscal 2004 and fiscal 2003, respectively. Utiliserve added $7.5 million and $1.7 million of other selling, general and administrative expenses in the first nine months of fiscal 2004 and fiscal 2003, respectively. The additional week included in the first quarter of fiscal 2003 added approximately $1.2 million of expenses. Additionally, included in the first nine months of fiscal 2004 were expenses of approximately $2.0 million related to the relocation of our corporate offices.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Operating expenses and percentage of net sales for fiscal 2003, 2002 and 2001 were as follows (in millions):

	Operating Expenses
	Fiscal Years Ended			Percentage of Net Sales
	2003	2002	2001	2003	2002	2001
Personnel expenses	$379.7	$373.8	$382.0	12.4%	12.3%	11.5%
Other selling, general and administrative expenses	182.0	180.9	199.1	5.9%	6.0%	6.0%
Depreciation and amortization	20.4	31.1	32.6	0.7%	1.0%	1.0%
Provision for doubtful accounts	9.1	11.1	10.6	0.3%	0.4%	0.3%
Impairment of long-lived assets	—	0.7	15.6	—	—	0.5%

	$591.2	$597.6	$639.9	19.3%	19.7%	19.3%

As a percentage of net sales, personnel expenses totaled 12.4% and 12.3% in fiscal 2003 and fiscal 2002, respectively. Our workforce remained essentially flat with approximately 7,200 employees at January 31, 2003 and January 25, 2002. At January 31, 2003, this included approximately 200 employees as a result of the acquisition of Utiliserve, which increased personnel expenses by $5.6 million in fiscal 2003. The additional week in the first quarter of fiscal 2003 also added $7.2 million of personnel expenses. The primary factors contributing to the increase in personnel expenses were higher employee health insurance expense ($2.4 million) and incentive compensation expense ($6.5 million) associated with bonus programs and restricted stock issued to key executives during fiscal 2002. These increases were partially offset by reductions in overtime ($1.3 million), contract labor ($2.6 million) and severance expense ($2.7 million). We continued with our hiring freeze and wage and salary management programs, which include limits on merit and promotional salary increases. These programs continued to generate savings for us; however, these savings were offset in fiscal 2003 by incremental personnel costs associated with the Hughes Unified implementation and increased employee health insurance.

As a percentage of net sales, other selling, general and administrative expenses remained relatively flat at 5.9% and 6.0% in fiscal 2003 and fiscal 2002, respectively. The additional week in the first quarter of fiscal 2003 added $1.2 million of other selling, general and administrative expenses. We experienced higher losses totaling $1.5 million on our casualty insurance program and increased data processing expenses of $1.0 million primarily for consulting related to the new Hughes Unified operating system. We also made a non-recurring donation of $0.8 million in the second quarter of fiscal 2003 to the Hughes Supply Foundation, Inc., a not-for-profit charitable organization. Offsetting these increases were non-recurring expenses of $3.1 million that were incurred in fiscal 2002, primarily for lease obligations ($1.6 million) and other contractual obligations ($1.5 million), related to the closure and/or consolidation of branches in fiscal 2002.

Depreciation and amortization decreased $10.7 million or 34.4% in fiscal 2003 compared to fiscal 2002. Of the total decrease, $9.2 million related to the amortization of goodwill, which was eliminated in fiscal 2003 under FAS 142, Goodwill and Other Intangible Assets. The remaining decrease of $1.4 million was largely the result of reduced capital spending in fiscal 2003 along with the elimination of depreciation expense related to our forklift fleet and trailers. Certain of these assets were sold and subsequently leased-back by us in August 2001.

As a percentage of net sales, the provision for doubtful accounts totaled 0.3% and 0.4% in fiscal 2003 and fiscal 2002, respectively. The overall decrease was related to provisions in fiscal 2002 for uncollectible receivables related to our international business.

In the fourth quarter of fiscal 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment.

As a percentage of net sales, personnel expenses totaled 12.3% and 11.5% in fiscal 2002 and fiscal 2001, respectively. Our workforce decreased 7.1% from approximately 7,750 employees at January 26, 2001 to 7,200 employees at January 25, 2002. This decrease predominantly resulted from the sale of our Pool & Spa business in January 2001 combined with the elimination of various management and staff positions to bring headcount more in line with current economic conditions and to streamline our operations. Personnel expenses related to the Pool & Spa business totaled $14.4 million in fiscal 2001. The primary factors contributing to the increase in personnel expenses as percentage of sales were increased employee health insurance expense ($4.7 million) and severance expense ($3.2 million). Approximately $1.5 million of severance expense in fiscal 2002 related to our separation agreement with our former president and an additional $0.5 million related to the closure and consolidation of branches. Partially offsetting these increases were reductions in discretionary type expenses, including overtime ($1.3 million) and contract labor ($2.0 million), as a result of the cost reduction programs initiated in fiscal 2002.

As a percentage of net sales, other selling, general and administrative expenses remained flat at 6.0% in fiscal 2002 and fiscal 2001, respectively. Other selling, general and administrative expenses related to our Pool & Spa business totaled $14.2 million in fiscal 2001. The decline in other selling, general and administrative expenses resulted from the overall net sales decrease coupled with our cost containment initiatives implemented in fiscal 2002. These initiatives included reductions in discretionary spending items, including advertising, travel, entertainment and other variable expenses. In fiscal 2002, we also experienced lower losses of $2.5 million related to our casualty insurance program. Partially offsetting these decreases were non-recurring expenses of $3.1 million primarily for lease obligations ($1.6 million) and other contractual obligations ($1.5 million), related to the closure and or consolidation of branches in fiscal 2002.

Depreciation and amortization decreased $1.5 million or 4.5% in fiscal 2002 compared to fiscal 2001. This decrease was due in large part to the sale of our Pool & Spa business in January 2001 along with the elimination of depreciation expense related to our forklift fleet and trailers. Certain of these assets were sold and subsequently leased-back by us in August 2001.

As a percentage of net sales, the provision for doubtful accounts totaled 0.4% and 0.3% in fiscal 2002 and fiscal 2001, respectively. The overall increase was related to an economic slowdown that affected our markets, particularly our international business, during late fiscal 2001.

Impairment of long-lived assets decreased $14.9 million in fiscal 2002 compared to fiscal 2001. In the fourth quarter of fiscal 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment. In fiscal 2001, we experienced continued operating losses in our e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, we recorded an impairment charge totaling $15.6 million relating to the write-down of long-lived assets and goodwill. Of the total $15.6 million impairment charge, $10.9 million represented amounts recorded for bestroute and included the impairment of goodwill ($7.3 million), capitalized development software costs and other intangibles ($3.2 million), other current assets ($0.2 million) and equipment ($0.2 million). Of the remaining $4.7 million of impairment charges, the components are goodwill associated with our international operations ($2.2 million), our investment in supplyForce.com, an  e-commerce supply start-up company ($2.0 million) and certain equipment ($0.5 million).

Operating Income

We are primarily a fixed cost business; therefore all operating segments were favorably impacted in the first nine months of fiscal 2003 by the leverage gained from the additional week of net sales. Operating income is affected significantly by fluctuations in net sales as well as changes in business and product mix.

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

Operating income in the first nine months of fiscal 2004 and fiscal 2003 was as follows (in millions):

	Operating Income			Percentage of Net Sales
	Nine Months Ended			Nine Months Ended
	October 31, 2003	November 1, 2002	Percentage Variance	October 31, 2003	November 1, 2002	Basis Points Variance
Operating income	$96.5	$103.0	(6.3%)	3.9%	4.3%	(40)

Operating income in the first nine months totaled $96.5 million, decreasing $6.5 million or 6.3%, compared to the prior year’s first nine months operating income of $103.0 million. As a percentage of net sales, operating income totaled 3.9% and 4.3% in the first nine months of fiscal 2004 and fiscal 2003, respectively. The decrease in the first nine months of fiscal 2004 was primarily attributable to the additional week included in the first quarter of fiscal 2003, which added approximately $4.6 million of operating income to the prior year’s first quarter. Also contributing to the decrease was approximately $2.0 million of expenses related to the relocation of our corporate offices, and an $8.3 million decrease in Industrial PVF operating income due to competitive pricing pressures on gross margins. Partially offsetting these decreases was operating income from the acquisitions of Utiliserve and Marden Susco, which added approximately $4.6 million and $1.0 million, respectively, to the first nine months of fiscal 2004.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Operating income in fiscal 2003, 2002 and 2001 was as follows (in millions):

	Operating Income			Percentage and Basis Points Variance
	Fiscal Years Ended
	2003	2002	2001	2003 to 2002	2002 to 2001
Operating income	$119.1	$100.1	$105.5	19.0%	(5.1%)
Percentage of net sales	3.9%	3.3%	3.2%	60	10

Operating income in fiscal 2003 totaled $119.1 million, increasing $19.0 million or 19.0%, compared to operating income of $100.1 million in fiscal 2002. As a percentage of net sales, operating income totaled 3.9% and 3.3% in fiscal 2003 and fiscal 2002, respectively. The 60 basis points increase was primarily driven by the elimination of $9.2 million of goodwill amortization, which is no longer required under FAS 142, combined with higher gross margins, which improved 20 basis points in fiscal 2003. Since we are primarily a fixed cost business, with the most significant variable expense being cost of sales, operating income for all of our segments was also favorably impacted by the additional week in fiscal 2003, which added approximately $4.6 million of operating income.

Operating income in fiscal 2002 totaled $100.1 million, decreasing $5.4 million or 5.1% compared to operating income of $105.5 million in fiscal 2001. As a percentage of net sales, operating income remained relatively flat at 3.3% and 3.2% in fiscal 2002 and fiscal 2001, respectively. The 10 basis points improvement was due in part to a $14.8 million decrease in impairment loss along with favorable gross margin ratio to net sales, which increased 50 basis points from fiscal 2001. Mostly offsetting these increases was the loss of $3.9 million of operating income for the Pool & Spa business, which was sold in January 2001, and $3.7 million of operating expenses related to the closure and/or consolidation of branches. In addition, personnel expenses as a percentage of net sales, increased to 12.3% in fiscal 2002 from 11.5% in fiscal 2001 as discussed in the Operating Expenses section.

Interest and Other Income

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

In the first nine months of fiscal 2004 and fiscal 2003, interest and other income totaled $4.8 million and $6.0 million, respectively. The decrease in fiscal 2004 was primarily due to reduced collections of service charge income.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Interest and other income totaled $9.5 million, $10.5 million and $7.5 million in fiscal 2003, 2002 and 2001, respectively. Included in interest and other income were gains on sales of property and equipment, which totaled

$1.4 million, $0.5 million and $0.1 million in fiscal 2003, 2002 and 2001, respectively. The overall increase in gains on sales of property and equipment in fiscal 2003 was due to the sale of land and building assets resulting from the closure and consolidation of branches. The decrease in interest and other income in fiscal 2003 was attributable to reduced interest income of $1.5 million, of which $0.9 million related to the $25.0 million short-term receivable recorded in connection with the sale of our Pool & Spa business in January 2001. Average cash balances and interest rates declined during fiscal 2003, which contributed to the remaining decrease in interest income. Further compounding the overall decrease in interest and other income was reduced foreign exchange gains related to our international operations in Mexico. The increase in interest and other income in fiscal 2002 was due to the elimination of $3.2 million of fiscal 2001 net losses related to our equity investments combined with interest income of $0.9 million related to a $25.0 million short-term note receivable recorded in connection with the sale of our Pool & Spa business. These increases were partially offset by $0.7 million of non-operating expenses primarily related to asset write-downs and other expenses from branch closures and reduced finance charge income.

Interest Expense

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

In the first nine months of fiscal 2004 and fiscal 2003, interest expense totaled $22.4 million and $23.1 million, respectively. The decrease in interest expense was primarily due to lower average interest rates and lower outstanding debt balances in fiscal 2004. Total debt decreased $38.9 million or 8.5% from $455.9 million as of November 1, 2002 to $417.0 million of October 31, 2003 and our weighted-average interest rate for the nine months ended October 31, 2003 decreased 100 basis points compared to the prior year.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Interest expense totaled $30.3 million, $35.9 million and $43.3 million in fiscal 2003, 2002 and 2001, respectively. The decrease in interest expense of $5.6 million or 15.6% in fiscal 2003 was due to a reduction of average outstanding debt balances combined with lower interest rates in fiscal 2003. Borrowing levels were reduced in the first and second quarters of fiscal 2003 largely as a result of working capital improvements. In the third quarter of fiscal 2003, we made additional borrowings under our senior revolving credit facility in order to fund the acquisition of Utiliserve. As a result, total debt increased from $422.8 million at January 25, 2002 to $441.9 million at January 31, 2003. The decrease in interest expense of $7.4 million or 17.1% in fiscal 2002 was also attributable to lower borrowing levels and reduced interest rates. Borrowing levels in fiscal 2002 were reduced as we utilized proceeds from the sale of our Pool & Spa business and working capital improvements program to reduce debt balances.

Gain on Sale of Pool & Spa Business

Non-operating income (expenses) in fiscal 2002 included an $11.0 million pre-tax ($6.7 million after-tax) gain relating to the sale of our Pool & Spa business, which we sold for $48.0 million in January 2001. We received cash proceeds of $23.0 million with the remaining $25.0 million of consideration in the form of a short-term note receivable, which we fully collected in fiscal 2002.

Income Taxes

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

In the first nine months of fiscal 2004 and fiscal 2003, our effective tax rate was 38.8% and 41.0% respectively. The decrease was primarily attributable to a lower effective state income tax rate and a third quarter tax benefit of $1.0 million related to a discontinued operation in Mexico. Our effective tax rate is expected to be approximately 40% in the fourth quarter of fiscal 2004.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Our effective tax rate was 40.9%, 41.0% and 42.3% in fiscal 2003, 2002 and 2001, respectively. The decrease in the effective tax rate in fiscal 2003 reflects the absence of goodwill amortization. The higher effective tax rate in fiscal 2001 was due to the elimination of nondeductible goodwill related to our international operations and the sale of our Pool & Spa business.

Net Income

Nine Months Ended October 31, 2003 Compared To Nine Months Ended November 1, 2002

In the first nine months of fiscal 2004 and fiscal 2003, net income totaled $48.3 million and $50.7 million, respectively. Diluted earnings per share were $2.07 and $2.14 on 23.3 million and 23.7 million shares outstanding, in the first nine months of fiscal 2004 and fiscal 2003, respectively.

Fiscal 2003 Compared to Fiscal 2002 and Fiscal 2002 Compared to Fiscal 2001

Net income totaled $58.1 million, $44.1 million and $46.5 million in fiscal 2003, 2002 and 2001, respectively. Diluted earnings per share were $2.45, $1.88 and $1.97 in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, we adopted FAS 142, which eliminated the amortization of goodwill. Had we accounted for goodwill consistent with the provisions of FAS 142 in prior periods, our net income and diluted earnings per share would have been $58.1 million, $49.5 million and $51.9 million and $2.45, $2.11 and $2.20, in fiscal 2003, 2002 and 2001, respectively. Included in net income in fiscal 2001 was $2.4 million related to the Pool & Spa business, which we sold in January 2001. Other factors impacting net income and diluted earnings per share have been discussed above.

Segment Results

Consolidated and comparable branch sales by segment in the first nine months of fiscal 2004 and fiscal 2003, respectively, were as follows (in millions):

	Consolidated Net Sales			Comparable Branch Sales
	Nine Months Ended			Nine Months Ended
	October 31, 2003	November 1, 2002	Percentage Variance	October 31, 2003	November 1, 2002	Percentage Variance
Water & Sewer	$706.1	$697.7	1.2%	$684.2	$672.7	1.7%
Plumbing/HVAC	605.9	610.3	(0.7%)	592.4	582.6	1.7%
MRO	101.3	94.0	7.8%	97.8	92.1	6.2%
Utilities	279.5	166.9	67.5%	109.9	116.4	(5.6%)
Electrical	274.4	291.4	(5.8%)	274.4	283.4	(3.2%)
Industrial PVF	213.7	240.1	(11.0%)	213.7	234.3	(8.8%)
All Other	276.5	268.3	3.1%	272.9	254.7	7.1%

	$2,457.4	$2,368.7	3.7%	$2,245.3	$2,236.2	0.4%

Consolidated and comparable branch net sales by segment in fiscal 2003, 2002 and 2001 were as follows (in millions):

	Consolidated Net Sales
	Fiscal Years Ended			Percentage Variance 2003 to 2002	Percentage Variance 2002 to 2001
	2003	2002	2001
Water & Sewer	$877.2	$833.1	$845.0	5.3%	(1.4%)
Plumbing/HVAC	783.8	817.2	919.1	(4.1%)	(11.1%)
MRO	118.9	110.5	109.7	7.5%	0.7%
Utilities	248.3	144.9	142.5	71.4%	1.7%
Electrical	375.4	430.6	463.8	(12.8%)	(7.2%)
Industrial PVF	313.9	330.4	315.3	(5.0%)	4.8%
All Other(1)	348.8	371.0	514.8	(6.0%)	(27.9%)

	$3,066.3	$3,037.7	$3,310.2	0.9%	(8.2%)

	Comparable Branch Sales
	Fiscal Years Ended		Dollar Variance	Percentage Variance 2003 to 2002
	2003	2002(2)
Water & Sewer	$787.8	$773.0	$14.8	1.9%
Plumbing/HVAC	740.8	751.0	(10.2)	(1.4%)
MRO	118.9	109.9	9.0	8.2%
Utilities	146.1	146.8	(0.7)	(0.5%)
Electrical	371.7	425.9	(54.2)	(12.7%)
Industrial PVF	311.5	334.3	(22.8)	(6.8%)
All Other(1)	338.3	356.2	(17.9)	(5.0%)

	$2,815.1	$2,897.1	$(82.0)	(2.8%)

	Comparable Branch Sales
	Fiscal Years Ended		Dollar Variance	Percentage Variance 2002 to 2001
	2002(2)	2001
Water & Sewer	$764.8	$834.1	$(69.3)	(8.3%)
Plumbing/HVAC	726.6	779.3	(52.7)	(6.8%)
MRO	109.1	107.0	2.1	1.9%
Utilities	139.6	139.6	—	—
Electrical	418.3	456.4	(38.1)	(8.3%)
Industrial PVF	327.1	306.5	20.6	6.7%
All Other(1)	323.2	342.1	(18.9)	(5.5%)

	$2,808.7	$2,965.0	$(156.3)	(5.3%)

(1)	Results of operations for the Pool & Spa business, which we sold in January 2001, are included in the All Other category.
(2)	The difference in comparable branch sales amounts for fiscal 2002 is due to our comparable branch sales methodology. See “—Comparable Branch Sales Methodology.”

Operating income by segment and as a percentage of net sales for the first nine months of fiscal 2004 and fiscal 2003 was as follows (in millions):

	Operating Income			Percentage of Net Sales
	Nine Months Ended			Nine Months Ended
	October 31, 2003	November 1, 2002	Percentage Variance	October 31, 2003	November 1, 2002	Basis Points
Water & Sewer	$36.5	$37.1	(1.6%)	5.2%	5.3%	(10)
Plumbing/HVAC	11.0	11.5	(4.3%)	1.8%	1.9%	(10)
MRO	6.8	7.7	(11.7%)	6.7%	8.2%	(150)
Utilities	10.8	6.9	56.5%	3.9%	4.1%	(20)
Electrical	4.8	6.5	(26.2%)	1.7%	2.2%	(50)
Industrial PVF	17.2	25.5	(32.5%)	8.0%	10.6%	(260)
All Other	9.4	7.8	20.5%	3.4%	2.9%	50

	$96.5	$103.0	(6.3%)	3.9%	4.3%	(40)

Operating income by segment and as a percentage of net sales for fiscal 2003, 2002 and 2001 was as follows (in millions):

	Operating Income (Loss)				Percentage of Net Sales
	Fiscal Years Ended				Fiscal Years Ended
	2003	2002	2001		2003	2002	2001
Water & Sewer	$39.4	$38.6	$45.4		4.5%	4.6%	5.4%
Plumbing/HVAC	13.2	(3.1)	(0.7)		1.7%	(0.4)%	(0.1)%
MRO	8.7	5.8	4.2		7.3%	5.2%	3.8%
Utilities	10.2	7.2	7.1		4.1%	5.0%	5.0%
Electrical	7.8	12.5	17.6		2.1%	2.9%	3.8%
Industrial PVF	31.6	29.0	31.9		10.1%	8.8%	10.1%
All Other(1)	8.2	10.1	2.0		2.3%	2.7%	0.4%
Corporate	—	—	(2.0	)(2)

	$119.1	$100.1	$105.5		3.9%	3.3%	3.2%

(1)	Results of operations for the Pool & Spa business, which we sold in January 2001, are included in the All Other category.
(2)	Represents impairment loss for our investment in supplyForce.com.

The following is a discussion of factors impacting net sales and operating income for our operating segments:

Water & Sewer

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $706.1 million, an increase of $8.4 million or 1.2% compared to the prior year’s first nine months net sales of $697.7 million. This increase was partially due to the acquisition of Marden Susco, which resulted in additional net sales of $16.8 million in the third quarter of fiscal 2004. Comparable branch sales increased $11.5 million or 1.7% as a result of increased subdivision projects, new U.S. Department of Transportation projects and increased sewer and waterline projects during the first and third quarters of fiscal 2004. Partially offsetting these increases was a $14.5 million decrease resulting from the additional week in the first quarter of fiscal 2003 and a $5.4 million decrease related to closed and/or combined branches.

Comparable branch sales increased $14.8 million or 1.9% in fiscal 2003 compared to fiscal 2002 primarily due to favorable public and residential construction in fiscal 2003, which increased approximately 6%. In addition, this segment was awarded several large infrastructure projects, including an automated water meter project for $3.2 million. Partially offsetting these increases was a reduction of $4.1 million in the concrete product line’s net sales mainly due to the postponement of government-based projects in the Texas market.

Comparable branch sales decreased $69.3 million or 8.3% in fiscal 2002 compared to fiscal 2001 largely due to the continuing economic slowdown in the commercial construction markets. Net sales were also unfavorably impacted by the completion of several large infrastructure projects for municipalities in fiscal 2001, which did not recur in fiscal 2002, as well as declining prices for certain pvc and domestic steel products.

Operating Income. As a percentage of net sales, operating income in the first nine months of fiscal 2004 decreased to 5.2% from 5.3% in the first nine months of fiscal 2003. The 10 basis points decrease in the first nine months of fiscal 2004 was largely due to lower gross margins resulting from direct shipments comprising a higher percentage of net sales for the segment and a competitive sales environment.

As a percentage of net sales, operating income totaled 4.5% and 4.6% in fiscal 2003 and fiscal 2002, respectively. The leverage gained from the additional week included in fiscal 2003 and the elimination of goodwill amortization in accordance with FAS 142 was offset by lower sales volumes and reduced gross margins in relation to fixed expenses for the Water & Sewer segment. The decrease in gross margin was due in part to competitive pressures and deflationary pricing on pvc and ductile iron pipe products. Several low margin infrastructure projects combined with a higher proportion of direct shipments, which typically generate lower gross margins, also negatively impacted gross margins in fiscal 2003.

As a percentage of net sales, operating income decreased to 4.6% in fiscal 2002 from 5.4% in fiscal 2001. The 80 basis points reduction was attributable to higher selling, general and administrative expenses, particularly personnel, advertising and equipment lease expenses. Partially offsetting these decreases were improvements in gross margin, which primarily resulted from a sales mix that included an increase in high margin fabricated products and a higher proportion of stock sales to direct shipments in fiscal 2002. In addition, gross margins were favorably impacted by increased vendor rebates as a result of vendor consolidation efforts.

Plumbing/HVAC

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $605.9 million, a decrease of $4.4 million or 0.7% compared to the prior year’s first nine months net sales of $610.3 million. This decrease primarily resulted from the additional week in the first quarter of fiscal 2003, which added $14.5 million to fiscal 2003 net sales as well as a decline of $3.7 million of net sales related to closed and/or combined branches. Partially offsetting these decreases were sales growth from acquired and newly-opened branches of $4.0 million and comparable branch sales increases of $9.8 million or 1.7% occurring primarily during the third quarter of fiscal 2004 due to increased business on several large accounts achieved as a result of improved market penetration in fiscal 2004 and overall improvement in the commercial plumbing market.

Comparable branch sales decreased $10.2 million or 1.4% in fiscal 2003 compared to fiscal 2002 largely as a result of competitive pressures in certain local markets, compounded by weak commercial and industrial business. In addition, comparable branch sales in the Texas market were also unfavorably impacted due to inclement weather conditions. Partially offsetting these decreases was an increase in the Plumbing/HVAC’s western region, due in part to the expansion of our customer base.

Comparable branch sales decreased $52.7 million or 6.8% in fiscal 2002 compared to fiscal 2001 primarily due to a general slowdown in the U. S. economy, particularly in the western region; and to a lesser extent, softening prices of certain commodity-driven products. The Plumbing/HVAC segment supplied materials for several large infrastructure projects in fiscal 2001 with no corresponding activity in fiscal 2002. Sales performance was further impacted by a slowdown in international business resulting from the completion of a large oil and gas pipeline project in fiscal 2001 with no corresponding activity in fiscal 2002. Net sales for our international business decreased $20.0 million compared to fiscal 2001.

Operating Income. As a percentage of net sales, operating income decreased to 1.8% of net sales in the first nine months of fiscal 2004 from 1.9% of net sales in the prior year’s first nine months. The 10 basis points decrease during the first nine months of fiscal 2004 was primarily due to lower gross margin direct shipments comprising a higher percentage of the sales mix as well as increased selling, general and administrative expenses, combined with reduced overall sales volumes. These decreases were partially offset by lower personnel expenses resulting from headcount reductions from fiscal 2003 to fiscal 2004.

As a percentage of net sales, operating income increased to 1.7% in fiscal 2003 from an operating loss of 0.4% in fiscal 2002. The 210 basis points improvement in operating income was largely attributable to lower provisions for doubtful accounts, the elimination of goodwill amortization in accordance with FAS 142 and the leverage gained from the additional week included in fiscal 2003. The provision for doubtful accounts decreased to $2.5 million in fiscal 2003 from $6.3 million in fiscal 2002 largely due to the economic slowdown that affected our markets, particularly our international business, during late fiscal 2001. In fiscal 2002, we recorded provisions for doubtful accounts of $3.9 million for our international business. Gross margin also improved due, in part, to the closure of certain branches in fiscal 2002. During the third and fourth quarters of fiscal 2002, we closed 23 branches in the Plumbing/HVAC segment because these branches did not strategically fit into our core businesses and/or they did not perform to expectations. These branches generally yielded lower gross margins in relation to the other branches. Gross margin was also favorably impacted by margin improvement programs initiated during fiscal 2002, including increases in vendor rebate programs, focused purchasing and lower dead stock inventories, which resulted from the sale, disposal or return of inventories to the vendors.

The operating loss in fiscal 2002 was largely due to expenses of approximately $3.1 million recorded in connection with our closure and/or consolidation of branches in the Plumbing/HVAC segment combined with the impairment loss of $0.7 million. In addition, this segment recorded higher provisions for doubtful accounts as a result of the economic slowdown that affected our markets, particularly our international business, during late fiscal 2001. Partially offsetting these losses was improved gross margin primarily driven by our efforts to improve margins on certain products and to a decline in lower margin international business. Gross margin was also positively impacted by a shift in sales mix to stock sales compared to direct shipments, which typically generate lower margins. The operating loss in fiscal 2001 was primarily due to the impairment loss of $2.2 million related to our international business.

MRO

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $101.3 million, an increase of $7.3 million or 7.8% compared to the prior year’s first nine months net sales of $94.0 million. Comparable branch sales increased $5.7 million or 6.2% due to the strategic focus on securing national accounts to increase market share, and net sales for newly-opened branches increased $3.5 million over the prior year. These increases were partially offset by a decrease resulting from the additional week in the first quarter of fiscal 2003, which added $1.9 million to net sales in fiscal 2003.

Comparable branch sales increased $9.0 million or 8.2% in fiscal 2003 compared to fiscal 2002 primarily due to MRO’s strategic focus on both its national accounts and construction services initiatives. Under the national accounts initiative, the MRO segment targets large property management companies to become their preferred supplier. The construction services initiative is geared toward renovation and refurbishment of older apartment complexes.

Comparable branch sales increased $2.1 million or 1.9% in fiscal 2002 compared to fiscal 2001 due in part to our continued focus on our national accounts initiative. Partially offsetting the net sales increase was the loss of a large property management customer, which reduced net sales by approximately $3.0 million in fiscal 2002.

Operating Income. As a percentage of net sales, operating income in the first nine months of fiscal 2004 decreased to 6.7% from 8.2% in the first nine months of fiscal 2003. The decrease of 150 basis points in the first nine months of fiscal 2004 was primarily driven by lower gross margins due to competitive pressures. The first nine months of fiscal 2004 were also adversely affected by higher selling, general and administrative expenses.

As a percentage of net sales, operating income totaled 7.3% and 5.2% in fiscal 2003 and fiscal 2002, respectively. The 210 basis points improvement was due to the leverage gained from the additional week included in the first quarter of fiscal 2003 combined with substantially higher sales volumes and gross margin improvements. The increase in gross margin was primarily attributable to focused purchasing and a change in sales mix from lower margin products such as appliances to higher margin products, including imported items such as plumbing fixtures.

As a percentage of net sales, operating income increased to 5.2% in fiscal 2002 from 3.8% in fiscal 2001. Both sales volumes and gross margins remained relatively consistent in fiscal 2002 and fiscal 2001. The 140 basis points improvement was directly related to lower selling, general and administrative expenses, primarily transportation expenses. Also, the provision for doubtful accounts decreased $0.2 million in fiscal 2002 largely due to improved collection efforts, which resulted in recoveries of previously written-off receivables.

Utilities

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $279.5 million, an increase of $112.6 million or 67.5% compared to the prior year’s first nine months net sales of $166.9 million. The Utiliserve acquisition added $169.7 million and $47.7 million of net sales in the first nine months of fiscal 2004 and fiscal 2003, respectively, a net increase of $122.0 million. This increase was partially offset by a decrease resulting primarily from the additional week in the first quarter of fiscal 2003, which added $2.9 million to net sales in fiscal 2003. Comparable branch sales decreased $6.5 million or 5.6% due primarily to the loss of a large electric utility customer during the second quarter of fiscal 2004, representing approximately $10.0 million of the segment’s year to date business. Utiliserve’s net sales are not reflected in comparable branch sales.

Despite a highly competitive market and a general slowdown in the economy, the Utilities segment’s comparable branch net sales have remained relatively flat in both periods with $0.7 million or 0.5% decrease in fiscal 2003 compared to fiscal 2002 and 0.1% increase in fiscal 2002 compared to fiscal 2001. This resulted from sales initiatives aimed at providing value-added services, such as the installation and testing of automated electric utility meters.

Operating Income. As a percentage of net sales, operating income in the first nine months of fiscal 2004 decreased to 3.9% from 4.1% in the first nine months of fiscal 2003. The 20 basis points decrease in the first nine months of fiscal 2004 was primarily due to higher selling, general and administrative expenses as a percentage of net sales.

As a percentage of net sales, operating income decreased to 4.1% in fiscal 2003 from 5.0% in fiscal 2002. Operating income was negatively impacted by reduced gross margin, which resulted from a change in sales mix. Partially offsetting this decrease was the leverage gained from the additional week included in fiscal 2003 and the acquisition of Utiliserve, which generates higher operating income returns compared to the Utilities segment and Hughes as a whole.

As a percentage of net sales, operating income remained flat at 5.0% in both fiscal 2002 and fiscal 2001. The Utilities segment had higher collections of previously written-off receivables, which reduced the provision for doubtful accounts by $0.1 million in fiscal 2002. In addition, gross margin increased as a result of lower volumes of direct shipments, which typically generate lower gross margins. This improvement was offset by higher selling, general and administrative expenses.

Electrical

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $274.4 million, a decrease of $17.0 million or 5.8% compared to the prior year’s first nine months net sales of $291.4 million. This decrease resulted, in part, from the additional week in the first quarter of fiscal 2003, which added $7.5 million to net sales in fiscal

2003, and a decline of $0.5 million related to closed and/or combined branches. Comparable branch sales decreased $9.0 million or 3.2% primarily due to continued weakness in the commercial construction and industrial markets in the first half of fiscal 2004, particularly in office buildings and hotel construction.

Comparable branch sales decreased $54.2 million or 12.7% in fiscal 2003 compared to fiscal 2002 largely as a result of the continuing economic slowdown in the electrical construction market, particularly in the southeast and Texas. Competitive pressures in certain local markets, weak commercial, industrial and original equipment manufacturer (OEM) business and inclement weather conditions in the Texas market also contributed to the decrease.

Comparable branch sales decreased $38.1 million or 8.3% in fiscal 2002 compared to fiscal 2001 primarily due to a general slowdown in the U.S. economy, primarily in the western region. This segment supplied materials for several large infrastructure projects, including a fiber optic project of approximately $11.0 million in fiscal 2001, with no corresponding activity in fiscal 2002. These declines were partially offset by strong commercial activity in the southwestern region.

Operating Income. As a percentage of net sales, operating income decreased to 1.7% in the first nine months of fiscal 2004 from 2.2% in the prior year’s first nine months. The decrease of 50 basis points was primarily driven by reduced sales volumes of stock shipments and special orders, which typically carry higher gross margins. Partially offsetting these decreases were improved vendor rebates, which resulted from vendor consolidation efforts and improved programs from suppliers.

As a percentage of net sales, operating income decreased to 2.1% in fiscal 2003 from 2.9% in the fiscal 2002. Lower sales volumes in relation to the fixed expenses for the Electrical segment offset the leverage gained from the additional week included in fiscal 2003 and the elimination of goodwill amortization in accordance with FAS 142. Partially offsetting this decline was improved gross margin, largely due to the implementation of centralized pricing on the new Hughes Unified operating system. Gross margin also benefited from margin improvement programs initiated during fiscal 2002, including increases in vendor rebate programs, focused purchasing and reduced dead stock inventories, which resulted from the sale, disposal or return of inventories to the vendors.

As a percentage of net sales, operating income decreased to 2.9% in fiscal 2002 from 3.8% in fiscal 2001. Reduced sales volumes in relation to fixed expenses led to the decrease of 90 basis points. In addition, gross margin decreased as a result of lower selling margins due to competitive pricing pressures. Partially offsetting these selling margin decreases were improved vendor rebates, which resulted from vendor consolidation efforts and improved programs from suppliers.

Industrial PVF

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $213.7 million, a decrease of $26.4 million or 11.0% compared to the prior year’s first nine months net sales of $240.1 million. This decrease resulted, in part, from the additional week in the first quarter of fiscal 2003, which added $7.2 million to fiscal 2003 net sales. Comparable branch sales decreased $20.6 million or 8.8% primarily due to the downward trend in power and petrochemical industry capital spending. Management believes net sales for the Industrial PVF segment may continue to be negatively impacted in the near term as a result of continued weakness in the industrial market.

Comparable branch sales decreased $22.8 million or 6.8% in fiscal 2003 compared to fiscal 2002. This decrease reflected the postponement or cancellation of certain gas utility, petrochemical and power generation plant construction and/or rehabilitation projects in late fiscal 2002 and throughout fiscal 2003. These projects were postponed and cancelled by our customers due to weakened economic conditions, which resulted in reduced plant utilization and reduced capital spending. The comparable branch sales decline was partially offset by increased sales prices for certain commodity-based products, including stainless steel and nickel alloys.

Comparable branch sales increased $20.6 million or 6.7% in fiscal 2002 compared to fiscal 2001 as a result of strong sales to customers in the chemical, gas utility, petrochemical and power generation industries. Comparable branch sales also benefited in fiscal 2002 from several large new petrochemical plant rehabilitation and energy and power plant installation projects in the Texas market. The increase was partially offset by declining prices for certain commodity-based products, including stainless steel and nickel alloy products.

Operating Income. As a percentage of net sales, operating income in the first nine months of fiscal 2004 decreased to 8.0% from 10.6% in the first nine months of fiscal 2003. The decrease was primarily due to substantially lower sales volumes in fiscal 2004.

As a percentage of net sales, operating income increased to 10.1% in fiscal 2003 from 8.8% in fiscal 2002. The Industrial PVF segment benefited from the leverage gained from the additional week in fiscal 2003 and the elimination of goodwill amortization in accordance with FAS 142. Despite reduced sales volumes in fiscal 2003, the Industrial PVF segment was able to increase gross margin by 190 basis points. This gross margin improvement in fiscal 2003 was due to increased sales prices for certain commodity-based products, including stainless steel and nickel alloys. Gross margin also benefited from increases in the vendor rebate programs and reduced dead stock inventories, which resulted from the sale, disposal or return of inventories to the vendors.

As a percentage of net sales, operating income decreased to 8.8% from 10.1% in fiscal 2002 and fiscal 2001, respectively. The 130 basis points reduction was primarily driven by reduced gross margins, which resulted from declining prices for certain commodity-based products, including stainless steel and nickel alloy products.

All Other

Net Sales. Net sales in the first nine months of fiscal 2004 totaled $276.5 million, an increase of $8.2 million or 3.1% compared to the prior year’s first nine months net sales of $268.3 million. Comparable branch sales increased $18.2 million or 7.1%. The Building Materials product line benefited from the strong residential construction market in Florida and higher non-building construction starts. These increases were partially offset by the additional week of sales in the first quarter of fiscal 2003, which added $6.6 million to net sales in fiscal 2003, as well as a decline of net sales of $3.4 million related to closed and/or combined branches.

Comparable branch sales decreased $17.9 million or 5.0% in fiscal 2003 compared to fiscal 2002 primarily due to declines in the Building Materials and Fire Protection product lines, which decreased 4.2% and 11.8%, respectively. These decreases were largely attributable to a slowdown in non-residential and commercial construction markets particularly in the eastern region for the Fire Protection product line and the Atlanta market for the Building Materials product line.

Comparable branch sales decreased $18.9 million or 5.5% in fiscal 2002 compared to fiscal 2001. This decrease was attributable to sales of supplemental building materials products that were lost as a result of the sale of the Pool & Spa business, which occurred in January 2001.

Operating Income. As a percentage of net sales, operating income in the first nine months of fiscal 2004 increased to 3.4% from 2.9% in the first nine months of fiscal 2003. Significant increases in sales volumes, particularly strong sales growth in the Building Materials and Fire Protection product lines in the third quarter of fiscal 2004, resulted in a 50 basis points improvement in the first nine months of fiscal 2004. These increases were partially offset by decreases in gross margins on stock shipments associated with competitive pressures.

As a percentage of net sales, operating income decreased to 2.3% in fiscal 2003 from 2.7% in fiscal 2002. Higher provisions for doubtful accounts and lower gross margins offset the leverage gained from the additional week in fiscal 2003 and the elimination of goodwill amortization under FAS 142. Gross margin decreased primarily as a result of competitive pressures and deflationary pricing on lumber and plywood products in the Building Materials product line.

As a percentage of net sales, operating income increased to 2.7% in fiscal 2002 from 0.4% in fiscal 2001. The significant improvement was the result of fiscal 2001 non-recurring losses of $19.1 million for bestroute, including an impairment loss of $10.9 million. Partially offsetting these losses was operating income related to our other product lines. Fiscal 2001 also included operating income of $3.9 million related to the Pool & Spa business, which we sold in January 2001.

Liquidity and Capital Resources

The following sets forth certain measures of our liquidity (dollars in millions):

	Nine Months Ended
	October 31, 2003	November 1, 2002
Net cash provided by operating activities	$107.6	$89.7
Net cash used in investing activities	(28.7)	(43.1)
Net cash used in financing activities	(78.6)	(51.1)

	October 31, 2003	January 31, 2003
Working capital	$545.0	$558.8
Current ratio	2.2 to 1	2.5 to 1
Debt to total capital	37.9%	40.7%

Working Capital

Compared to January 31, 2003, working capital decreased $13.8 million or 2.5%. The decrease in working capital was primarily attributable to lower levels of owned inventories (inventories less accounts payable) resulting from improved inventory and payables management and increased other current liabilities offset partially by higher accounts receivable balances driven by the seasonality of our sales and the timing of employee compensation payments.

Operating Activities

In the first nine months of fiscal 2004 and fiscal 2003, cash flows provided by operating activities totaled $107.6 million and $89.7 million, respectively. The increase of $17.9 million in operating cash flows was primarily driven by fluctuations in inventories, accounts payable and other current liabilities balances. Partially offsetting these operating cash flow increases were fluctuations in other current assets, accrued compensation and benefits as well as accounts receivable balances.

Inventories decreased $14.7 million in the first nine months of fiscal 2004 compared to a $16.0 million increase in the first nine months of fiscal 2003. The prior year increase in inventories was primarily due to strategic purchases made in the Industrial PVF segment and higher pricing of pvc and ductile pipe products in the Water & Sewer segment. Fluctuations in accounts payable and other current liabilities balances reflect the timing of payments.

In the first quarter of fiscal 2003, we collected approximately $20.0 million of non-recurring income tax receivables, which decreased the other current asset balance and favorably impacted operating cash flows for fiscal 2003. Fluctuations in accrued compensation and benefits balances reflect primarily the timing of bi-weekly payroll payments.

Accounts receivable balances increased $65.7 million in the first nine months of fiscal 2004 compared to $61.7 million in the first nine months of fiscal 2003. The increase in accounts receivable balances was higher in fiscal 2004 largely due to increasing sales volumes. Overall, days sales outstanding remained essentially flat in both periods, while past due receivable balances decreased in fiscal 2004.

Going forward, we expect to maintain a sufficient level of liquidity for operational purposes.

Investing Activities

Our expenditures for property and equipment totaled $12.4 million and $13.4 million in the first nine months of fiscal 2004 and fiscal 2003, respectively. Of the total $12.4 million of capital expenditures, approximately $7.0 million related to information technology (IT) outlays, including amounts for the new Hughes Unified operating system currently being implemented by us. Total capital expenditures are expected to be approximately $17.0 million in fiscal 2004, of which approximately $10.0 million relates to IT outlays.

Proceeds from the sale of property and equipment totaled $1.5 million and $3.7 million in the first nine months of fiscal 2004 and fiscal 2003, respectively. The decrease was due to fiscal 2003 sales of certain land and building assets resulting from branch closure and consolidation activities.

During the first nine months of fiscal 2004 and fiscal 2003, cash payments for business acquisitions totaled $17.8 and $33.4 million, respectively. Effective August 4, 2003, we acquired substantially all of the net assets of Marden Susco, a southern California supplier of underground piping products for use in municipal water, sewer and storm drain systems. We paid $17.8 million for the net assets of Marden Susco, including the assumption of $14.0 million of accounts payable and accrued liabilities and $6.7 million of debt, subject to working capital adjustments.

Financing Activities

Total debt was $417.0 million and $441.9 million as of October 31, 2003 and January 31, 2003, respectively, reflecting a decrease of $24.9 million or 5.6%. The decrease in total debt was reflected in lower amounts due under our revolving credit agreement. Net payments on our senior revolving credit facility totaled $34.3 million and net borrowings totaled $34.6 million in the first nine months of fiscal 2004 and fiscal 2003, respectively. Scheduled payments on our senior notes totaled $9.0 million and $6.6 million in the first nine months of fiscal 2004 and fiscal 2003, respectively. Other principal payments, including debt of acquired entities, totaled $7.2 million and $54.1 million in the first nine months of fiscal 2004 and fiscal 2003, respectively. Partially offsetting these decreases were borrowings of $18.9 million and $4.7 million made during the first nine months of fiscal 2004 and fiscal 2003, respectively, to fund the construction of our new corporate headquarters facility in Orlando, Florida and a new warehouse in Miami, Florida.

On March 15, 1999, our board of directors authorized us to repurchase up to 2.5 million shares of our outstanding common stock to be used for general corporate purposes. Since March 15, 1999, we have repurchased a total of 1,831,400 shares at an average price of $22.91 per share, of which 258,600 shares at an average price of $23.39 per share and 98,000 shares at an average price of $28.48 per share were repurchased during the first nine months of fiscal 2004 and fiscal 2003, respectively. Shares repurchased totaled $6.0 million and $2.8 million in the first nine months of fiscal 2004 and fiscal 2003, respectively.

On March 26, 2003, we replaced our existing $275.0 million revolving credit agreement, which was scheduled to mature on January 25, 2004, with a new $252.5 million senior revolving credit facility, subject to borrowing limitations, which matures on March 26, 2007. The new senior revolving credit facility is unsecured and contains financial and other covenants, including limitations on dividends and maintenance of certain financial ratios. Interest is payable at market rates plus applicable margins and commitment fees of 0.25% are paid on the new senior revolving credit facility. On May 22, 2003, we amended our senior revolving credit facility to increase maximum borrowing capacity from $252.5 million to $290.0 million effective June 9, 2003.

At October 31, 2003, we were in compliance with all financial covenants.

Dividend payments totaled $7.1 million and $6.1 million during the first nine months of fiscal 2004 and fiscal 2003, respectively. The higher dividend payments were primarily attributable to an increase in our dividend rate to $0.10 per share from $0.085 per share effective in the fourth quarter of fiscal 2003. Dividends per share totaled $0.30 and $0.255 per share in the first nine months of fiscal 2004 and fiscal 2003, respectively.

As of October 31, 2003, we had approximately $2.0 million of cash and $271.9 million of unused borrowing capacity (subject to borrowing limitations under long-term debt covenants) to fund ongoing operating requirements and anticipated capital expenditures. We believe we have sufficient borrowing capacity and cash on hand to take advantage of growth and business opportunities. We expect to continue to finance future expansion on a project-by-project basis through additional borrowings or through the issuance of stock.

On December 19, 2003, we acquired Century, a leading distributor of MRO products serving the multi-family apartment market, for total consideration (excluding transaction costs) of approximately $361.7 million, including the assumption of indebtedness. We financed this acquisition with the proceeds of a $250.0 million interim senior unsecured term loan and with borrowings under our senior revolving credit facility. We will use the net proceeds of this offering to repay the interim senior unsecured term loan in full and, to the extent of any excess proceeds, for repayment of borrowings under our senior revolving credit facility and for general corporate purposes.

Other

The following table presents our approximate obligations to make future payments under contractual obligations as of January 31, 2003 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$441.9	$63.8	$99.2	$168.5	$110.4
Non-cancelable operating leases	136.0	41.2	60.3	25.2	9.3

Total contractual cash obligations	$577.9	$105.0	$159.5	$193.7	$119.7

We have certain guarantees of residual values under operating leases. We believe that the likelihood of any significant amounts being funded in connection with these commitments is remote. The following table shows our approximate commitments as of January 31, 2003 (in millions):

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Residual guarantees under operating leases	$3.0	$0.1	$1.5	$1.4	$—

Recent Accounting Pronouncements

FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. In general, FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As we do not currently have any derivative financial instruments, the adoption of FAS 149 did not have any impact on our consolidated financial statements.

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003 and clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As we do not have any of these financial instruments, the adoption of FAS 150 is not expected to have any impact on our consolidated financial statements.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

Critical Accounting Policies

Our significant accounting policies are more fully described in the notes to the consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. As with all judgments, they are subject to an inherent degree of uncertainty. These judgments are based on our historical experience; current economic trends in the industry; information provided by customers, vendors and other outside sources; and management’s estimates, as appropriate. Our significant accounting policies include:

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers, their credit worthiness and an assessment of our lien and bond rights. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and on a quarterly basis, we write-off uncollectible receivables. This estimate is periodically adjusted when we become aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a slowdown in the markets in which we operate may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts. At January 31, 2003 and January 25, 2002, the allowance for doubtful accounts totaled $8.5 million and $8.4 million, respectively.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of a branch’s physical inventory results over the last two years, a review of potential dead stock based on historical product sales and forecasted sales and an overall consolidated analysis of potential excess inventory. Periodically, the branch’s perpetual inventory records are adjusted to reflect permanent declines in market value. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the saleability of our products or our relationship with certain key vendors, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions.

During the third quarter of fiscal 2002, we created an inventory management department to better manage potential dead stock and excess inventories. This department has focused on implementing programs aimed at reducing our dead stock, slow-moving and excess inventory products. These programs identify potential dead stock on a product-by-product basis and include returning products to manufacturers, transferring products to other branches where the products are selling, reducing the price of the products and disposing of any products that could not be returned, transferred or sold. As a result of these initiatives, during fiscal 2003, we wrote-off $2.5 million of dead stock from our perpetual inventory records and reduced our overall inventory reserves from $9.8 million at January 25, 2002 to $6.0 million at January 31, 2003.

Consideration Received From Vendors

At the beginning of each calendar year, we enter into agreements with many of our vendors providing for inventory purchase rebates upon achievement of specified volume purchasing levels. We accrue the receipt of vendor rebates as part of our cost of sales for products sold based on progress towards earning the vendor rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at a period end for vendor rebates received on products not yet sold. Substantially all vendor rebate receivables are collected within three months immediately following fiscal year-end. While management believes we will continue to receive consideration from vendors in fiscal 2004 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, we project undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Our judgment regarding the existence of impairment indicators are based on market and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows that require judgment by management. If different estimates were used, the amount and timing of asset impairments could be affected. In the fourth quarter of fiscal 2002, we recorded an impairment loss of $0.7 million related to goodwill of one entity in our Plumbing/HVAC segment. In fiscal 2001, we experienced continued operating losses in our e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, we recorded an impairment charge totaling $15.6 million relating to the write-down of long-lived assets. Of the total $15.6 million impairment charge, $10.9 million represented amounts recorded for bestroute and included the impairment of goodwill ($7.3 million), capitalized development software costs and other intangibles ($3.2 million), other current assets ($0.2 million) and equipment ($0.2 million). Of the remaining $4.7 million of impairment charges, the components are goodwill associated with our international operations ($2.2 million), our investment in supplyForce.com ($2.0 million) and certain equipment ($0.5 million).

Self-Insurance

We are self-insured for certain losses relating to workers’ compensation, automobile, general and product liability claims. We also maintain stop loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon our estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and our historical loss development experience. To the extent the projected future development of the losses resulting from workers’ compensation, automobile, general and product liability claims incurred as of January 31, 2003 differs from the actual development of such losses in future periods, our insurance reserves could differ significantly, resulting in either higher or lower future insurance expense. At January 31, 2003 and January 25, 2002, self-insurance reserves totaled $5.6 million and $3.1 million, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Rate Risk

We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. In addition, our operating performance is affected by price fluctuations in stainless steel, nickel alloy, copper, aluminum, plastic, lumber and other commodities. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins.

We believe that inflation (which has been moderate over the past few years) did not significantly affect our operating results or markets in fiscal 2003, 2002 or 2001. As discussed above, however, our results of operations in fiscal 2003 and fiscal 2002 were both favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in our financial performance and could continue to do so in the future.

Interest Rate Risk

At October 31, 2003, we had approximately $81.6 million of outstanding variable-rate debt. Based upon a hypothetical 10% increase or decrease in interest rates from their October 31, 2003 levels, the market risk with respect to our variable-rate debt would not be material. We manage our interest rate risk by maintaining a combination of fixed rate and variable-rate debt.

BUSINESS

Our Business

Founded in 1928, we are one of the nation’s largest diversified wholesale distributors of construction, repair and maintenance-related products. We distribute over 350,000 products to more than 100,000 customers through our 489 branches located in 38 states. Our customers include electrical, plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies. Although we have a national presence, we operate principally in the southeastern and southwestern United States, from which we respectively derived 52% and 32% of our pro forma net sales for the nine months ended October 31, 2003. These geographic regions include the ten fastest growing states in the United States, which collectively contributed 70% of our pro forma net sales for the nine months ended October 31, 2003. On a pro forma basis, after giving effect to our recently-completed acquisition of Century, we had net sales of $3.4 billion and $2.7 billion, and operating income of $148.3 million and $122.2 million, for our 2003 fiscal year and for the nine months ended October 31, 2003, respectively.

We are organized on a product line basis into six reportable segments: Water & Sewer; Plumbing/HVAC; MRO; Utilities; Electrical; and Industrial PVF. We include in an “All Other” category our Building Materials, Fire Protection and Mechanical Industrial product lines. Our segments are complementary, enabling us to be a single-source supplier and providing us with opportunities to secure a larger share of our customers’ business. Our customers use our products for commercial, residential, industrial and public infrastructure construction projects, and related maintenance, repair and operations. We believe that the diversity of the end markets we serve and our broad offering of replacement, repair and maintenance products help lessen the impact on us of the seasonality and cyclicality that affect the construction industry as a whole. The following charts illustrate, on a pro forma basis for the Century acquisition, the end markets we serve and the relative net sales and operating income contribution of our product lines for the nine months ended October 31, 2003.

We believe that our 75 years of experience delivering superior customer service and the depth and breadth of our product offerings, combined with our sales force’s extensive technical expertise, have enabled us to become and remain a market leader in our businesses. The following table illustrates our estimated domestic market position in each of our product lines (based on net sales), the end markets served and the principal products sold:

Product Lines	Market Position	End Markets Served	Principal Products
Water & Sewer	#2 Nationally	Residential, Commercial, Public Infrastructure	Piping products, fire hydrants, water meters, storm drains, precast concrete vaults

Plumbing/HVAC	#2 Nationally	Residential, Commercial, Industrial	Plumbing fixtures and related fittings, plumbing accessories and supplies, HVAC equipment and parts

MRO	#1 Nationally in Apartment MRO Market	Commercial	Plumbing and electrical supplies, appliances and parts, hardware, HVAC equipment and parts

Utilities	#2 Nationally	Public Infrastructure	Electrical transmission and distribution equipment, wire and cable, tools and fasteners, energy products

Electrical	Southeast Region Market Leader	Commercial, Residential, Industrial	Wire management products, electrical distribution equipment, wire and cable, automation equipment

Industrial PVF	Southwest Region Market Leader	Industrial	Pipes, valves, flanges, fittings, plate, sheet, tubing

All Other	Not Applicable	Commercial, Residential, Industrial, Public Infrastructure	Building materials, fire protection products, mechanical industrial products

Our Industry

Based on widely-circulated trade publications and management estimates, we believe that the U.S. wholesale construction, repair and maintenance distribution market collectively generated approximately $200 billion of revenues in 2002 and is highly fragmented. We are one of the largest diversified wholesale distributors in the United States (based on net sales), and we have less than a 2% overall market share. Spending in the U.S. construction, repair and maintenance industries generally follows trends in the domestic economy, although different factors affect the level of spending in various market segments, which can result in significantly different growth rates across those segments.

We believe that the following industry trends will benefit our business:

•	Increased Spending on Domestic Public Infrastructure Projects. According to a 2002 report by the Congressional Budget Office, in order to replace and/or maintain aging public water and wastewater infrastructure, federal, state and local governments will need to spend an aggregate of approximately $300 billion over the next decade. We also anticipate significant spending over the next decade to upgrade electric transmission and distribution systems in the United States. We believe that the recent power grid failure affecting much of the eastern United States illustrated the consequences of underinvestment in these systems. The Electric Power Research Institute estimated in a November 2003 report that if the electric transmission and distribution industry invested an additional $25 billion each year, U.S. businesses would generate an additional $100 billion of gross domestic product annually through more efficient facility operations.

•	Continued Population Growth in Core Markets. According to U.S. Department of Commerce estimates, the ten fastest growing states, from which we derived 70% of our pro forma net sales for the nine months ended October 31, 2003, will account for 45% of the net population change in the United States from 1995 to 2025. We believe that this growth will lead to new residential and commercial construction and will require additions and improvements to public infrastructure.

•	Recovery in Commercial and Industrial Activity. Although commercial and industrial spending has declined significantly over the past several years and the industry continues to face near-term pressure, we believe that if the domestic economy continues to expand, this end market will recover. Because of our largely fixed cost operating structure, we believe that growth in this sector will be a significant profitability driver for us.

•	Increased Market Share Opportunities for National MRO Distributors. We believe that the continuing consolidation of large property management companies and the continuing growth in group purchasing organizations will benefit MRO distributors that can provide single-source purchasing and national same- or next-day delivery capabilities. We believe that we are well-positioned to capitalize on these trends as well as additional opportunities in the property management, lodging and hospitality, healthcare, education and government services markets.

•	Industry Consolidation. The highly fragmented nature of our industry is leading to consolidation because larger distributors can more cost-effectively and efficiently meet customers’ needs, due in large part to their greater financial capacity, purchasing power, national coverage and operating leverage compared to smaller competitors. In addition, larger distributors have the resources necessary to meet the demands of professional customers, such as a broad product offering from industry-leading manufacturers, better overall product expertise and value-added services. We believe that with our strong competitive position, our size, our geographic reach and our experienced management team, we are well-positioned to continue to benefit from consolidation trends within the wholesale distribution industry.

Our Competitive Strengths

We believe that the following competitive strengths are the keys to our success:

•	Respected Industry Leader in a Highly Fragmented Market. As one of the largest and most well-recognized wholesale distributors of construction, repair and maintenance-related products in the United States, we have advantages over our smaller competitors. We enjoy economies of scale, such as significant purchasing power with our vendors; a broad offering of products and services; the resources to invest in state-of-the-art information technology and other operating systems to offer value-added services to our customers; and the geographic presence to service national accounts.

•	Comprehensive Product Offering and Loyal Customer Base. As part of our emphasis on superior customer service, we offer more than 350,000 products, providing us with a competitive advantage over smaller distributors that focus on a narrower product range. We believe that our broad product offering provides us opportunities to be a single-source supplier to our customers and to participate in multiple phases of construction projects and related repair and maintenance work. We complement our product offering with customer-driven, value-added services, such as integrated supply, kitting, assembly and fabrication services. We believe that our 75-year operating history, our broad product and service offering, our highly knowledgeable sales force, our local market focus, our well-known brand name and our reputation for superior customer service have been critical to our ability to shift our customers’ purchasing decision away from one based primarily on price to one also built on expertise, trust, loyalty and service.

•	Highly Knowledgeable Sales Force. We have approximately 2,000 sales personnel who work directly with our branches. The members of our sales force are highly knowledgeable technical professionals, many of whom have engineering or other technical backgrounds. As a result, our customers work directly with sales personnel who have relevant expertise in our customers’ particular disciplines. We believe that our technical expertise and our collaborative working relationship with our customers distinguishes us from many of our competitors, including large retailers of home improvement products, which we believe are not well-equipped to provide the depth of technical expertise and service that professional customers require.

•	Strong Purchasing Power. Because of our size and market position, we have significant purchasing power with our vendors. We use our preferred vendor program, which currently includes approximately 650 vendors, to concentrate a significant portion of our purchasing with a core group that views us as a strategic partner and offers us higher discounts and greater rebates than we have or would have achieved through more diffuse purchasing practices. These discounts and volume rebates enable us to respond effectively to competitive pressures in our local markets.

•	Highly Experienced and Proven Senior Management Team. We believe that our senior management team’s experience with rapidly growing and market-leading distribution companies is a competitive advantage as we seek to expand our business. In April 2001, Tom Morgan joined our company as President and Chief Operating Officer, and in May 2003, he became our Chief Executive Officer. Prior to joining us, Mr. Morgan was chief executive officer of U.S. Office Products and spent 22 years at Genuine Parts, an automotive and office products distributor. Since his arrival, Mr. Morgan has recruited a new senior management team, including David Bearman, our Executive Vice President and Chief Financial Officer, who joined us in March 2003. Mr. Bearman’s experience includes serving as chief financial officer of Cardinal Health, a pharmaceutical distribution company, from 1989 to 1998, and more than 20 years’ prior experience at General Electric Company, where he served as chief financial officer of four different GE subsidiaries.

Our Business Strategy

We intend to become the leading wholesale distributor of construction, repair and maintenance-related products in the United States. In pursuing that goal, we intend to significantly increase our earnings and return on invested capital, which we believe will lead to increased shareholder value. Our multi-year strategy focuses on (1) structural changes to our core businesses designed to increase revenues while improving our efficiency in managing operating costs, working capital and fixed assets; (2) organic growth; and (3) strategic acquisitions.

The key elements of our strategy are to:

•	Focus on Best-in-Class Distribution. Our operating strategy is to buy, operate and sell as one integrated, streamlined organization. Specific actions taken or to be taken include the following:

•	The implementation of an integrated, company-wide, industry-leading distribution platform to ensure that our logistics and customer support functions operate on a common system, which is part of the information technology framework we collectively refer to as Hughes Unified;

•	The establishment of a world class purchasing system that will provide us with additional purchasing leverage resulting in improved margins and will enhance our working capital efficiency by improving fill rates and inventory turnover;

•	The development of best-in-class financial systems with a particular emphasis on enhanced management of our accounts receivable and accounts payable to gain transactional efficiencies and on data warehousing to ensure that we are capturing relevant and timely information about our customers and vendors;

•	The rationalization of our branches, particularly in our Electrical, Plumbing/HVAC and Building Materials businesses, to maximize branch profitability while continuing to provide our customers with convenient access to our broad product offering;

•	The strengthening of our position in the supply chain by further integrating our business with that of our vendors through the use of electronic data interfaces and other technology links and with the businesses of our customers by providing value-added services, such as integrated supply, kitting, assembly and fabrication services; and

•	The continued execution of best-in-class sales and marketing programs, targeting both customers and vendors, which is designed to build on the Hughes brand name, to increase incremental revenues, to improve customer retention and to enhance business relationships across the supply chain.

•	Capitalize on Organic Growth Opportunities. We believe that there is significant potential for organic growth in each of our business segments, with particular opportunities in our MRO, Water & Sewer and Utilities businesses. We intend to capture additional MRO business by continuing to expand our geographic footprint, further developing our MRO-specific, web-based catalog business and targeting national accounts serving the property management, lodging and hospitality, healthcare, education and government services markets. In our Water & Sewer business, in addition to capitalizing on population growth trends and the resulting infrastructure needs, federal and state mandates requiring drainage and stormwater management compliance present significant opportunities for us. In our Utilities business, we also believe that there are opportunities for us to develop enhanced relationships with municipal, cooperative and investor-owned electric utility companies that, in order to gain efficiencies and reduce inventories, are relying more on wholesale distributors for procurement services.

•	Pursue Strategic Acquisitions. In addition to our organic growth, we continue to pursue selective acquisitions of companies that complement our current portfolio of businesses. In evaluating acquisition candidates, we seek companies that are market leaders; possess good operations management; serve high growth end markets; generate high returns on invested capital; expand our geographic footprint; provide the opportunity to realize operating and administrative cost savings; and reduce our exposure to the seasonality and cyclicality of new construction markets. Our recent acquisition of Century (MRO), our 2003 acquisition of Marden Susco (Water & Sewer) and our 2002 acquisition of Utiliserve (Utilities) demonstrate our ability to identify and consummate the acquisition of companies that meet our selective criteria. We also evaluate our current product lines against these criteria and will make changes to our portfolio as we deem appropriate.

Our Businesses

We distribute products and offer services in the following major product categories, which correspond to our reportable operating segments:

Water & Sewer

We provide a complete line of water, sewer and storm-drain products to serve the needs of both contractors and municipalities in all aspects of the water and wastewater industries. Our waterline products transmit potable and non-potable water from the source to treatment plants, storage towers and pumping stations and ultimately to homes and businesses. Also included in this product category is our concrete business, which complements our Water & Sewer business by manufacturing prefabricated concrete vaults used for sewer and storm drain applications. Because all commercial and residential structures require water and sewer systems, we consider our Water & Sewer business to be a leading indicator of future construction activity. Our Water & Sewer business operates primarily in the southeastern and southwestern United States through 109 branches located in 22 states.

Products and Services. The products in our Water & Sewer segment include waterworks products such as piping, fire hydrants, storm drains, backflow prevention devices, water meters, irrigation products, concrete sewer products and concrete electrical and telephone vaults. In addition, we offer specialized industry services including leak detection, water system audits, hot-tapping, manhole rehabilitation, line stopping, control valve testing and repair and engineered plant products and services.

Customers. The Water & Sewer product line primarily serves the residential, commercial and public infrastructure markets with customers including underground utility contractors, utility companies, telecommunications companies, site developers, municipalities and government agencies such as the U.S. Department of Transportation.

Competition. We believe that we are the second largest distributor of water and sewer products in the United States. Our primary competitors in the water and sewer market include National Waterworks, Inc. and Ferguson Enterprises, Inc. (a subsidiary of Wolseley plc).

Plumbing/HVAC

We are one of the nation’s largest distributors of plumbing supplies, offering complete inventories for one-stop service. Our plumbing products are sold primarily to contractors and home builders for bathroom and kitchen installation. Also included in this segment is our HVAC business, which distributes air conditioning and heating equipment. Our HVAC products are sold to contractors for the installation and repair of central air conditioners, furnaces and refrigeration systems. Our Plumbing/HVAC business operates primarily in the southeastern and southwestern United States through 151 branches located in 17 states.

Products and Services. The products in the Plumbing/HVAC product line include residential and commercial water heaters, furnaces, heat pumps, various types of pipes and fittings, air conditioning units, plumbing fixtures, faucets and accessories, pumps and sprinkler heads, mechanical valves and repair parts. In addition, our dedicated technical personnel provide complete plastics fabrication, pipe cutting and threading, project management, procurement and field services.

Customers. The Plumbing/HVAC product line serves the residential, commercial and industrial markets with customers including plumbing, mechanical, HVAC and remodeling contractors; home builders; commercial and industrial purchasing agents; and municipalities.

Competition. We believe that we are the second largest distributor of plumbing products in the United States. Our primary competitors in the Plumbing/HVAC market include Ferguson Enterprises, Noland Company, Hajoca Corporation, Winholesale, Inc. and Watsco Inc.

MRO

Following our acquisition of Century on December 19, 2003, we are the nation’s largest MRO products supplier in the apartment MRO industry. Currently, there are approximately 20 million apartment units in the United States that continually require routine maintenance and repair in order to retain existing tenants and attract new ones. Historically, the apartment MRO market has been less cyclical as maintenance work is required regardless of economic and/or weather conditions. With our full range of MRO supplies that are available to be shipped for same or next-day delivery, we are able to provide our customers with the items they need quickly and efficiently. Our MRO business operates throughout the United States currently through 65 branches located in 28 states.

Products and Services. The products in our MRO product line include the items needed to maintain an apartment unit or complex in good working condition, such as plumbing and electrical supplies, appliances and parts, hardware, door and window parts, HVAC equipment and parts, pool supplies, lawn and garden and janitorial supplies. Our services include custom cutting and building of products such as mini-blinds, drawers and screens; lock re-keying for bulk lock orders; and customer-specific activities, such as seminars and customized ordering.

Customers. The MRO product line primarily serves the multi-family housing market with customers including local, regional and national property management companies that either own or manage apartment complexes.

Competition. Our primary competitors in the apartment MRO market include Maintenance Warehouse/America Corp. (a subsidiary of The Home Depot, Inc.), Wilmar Industries, Inc. (a subsidiary of Interline Brands, Inc.) and other local wholesale and retail hardware and home improvement stores.

Utilities

We are one of the nation’s largest distributors of transmission and distribution products to electric utilities. We believe that there are opportunities for us to develop enhanced relationships with municipal, cooperative and investor-owned electric utility companies, which we believe the wholesale distribution industry historically has underserved. As utility companies seek ways to gain efficiencies in costs and working capital, they are increasingly turning to wholesale distributors for purchasing and inventory management services. In addition to broad and deep inventories, we offer supply chain management services that lower costs and improve service levels. Our Utilities business operates primarily in the southeastern, southwestern and midwestern United States through 37 branches, serving utility customers in approximately 25 states.

Products and Services. The products in our Utilities product line include electrical distribution equipment, wire and cable, energy products, electrical meters and poleline hardware. In addition, we offer value-added services that include warehouse integration and outsourcing, substation and transmission and distribution packaging, meter testing and repair, meter reading, field testing, tool repair and storm and emergency response.

Customers. The Utilities product line primarily serves the public infrastructure markets with customers including various municipal, cooperative and investor-owned electric utilities.

Competition. We believe that we are the second largest distributor of electric utilities products in the United States. Our primary competitors in the electric utilities market are Wesco International, Inc. and various regional independent distributors.

Electrical

We were founded 75 years ago as a distributor of electrical supplies. Our Electrical segment provides electrical construction and maintenance products and related services to the commercial, industrial and residential markets. While we have expanded into other product lines and markets, the Electrical segment remains an important part of our business and an essential complement to our other product lines. Our Electrical business operates primarily in the southeastern and southwestern United States through 40 branches located in 5 states.

Products and Services. The products and services in our Electrical product line include wire management products, electrical distribution equipment, wire and cable, automation equipment, tools and fasteners, light bulbs, light fixtures, motor controls, energy products, wiring devices, data/communications products and storeroom/job trailer management.

Customers. The Electrical product line serves the commercial, residential and industrial markets with customers including electrical contractors, industrial companies, original equipment manufacturers (OEMs) and commercial businesses.

Competition. We believe that we are a market-leading distributor of electrical products in the southeastern United States. Our primary competitors in the electrical market include Graybar Electric Company, Inc., Consolidated Electrical Distributors, Inc., Rexel, Inc., Wesco, GE Supply (a division of General Electric Company), Sonepar USA and numerous smaller electrical distributors.

Industrial PVF

We believe we offer the nation’s largest inventory of high quality, specialty stainless and high nickel alloy industrial PVF products for industrial, mechanical and specialty uses. Our extensive depth and breadth of products and key relationships with the world’s leading manufacturers enable us to deliver solutions to a wide range of industrial and commercial customers. Our Industrial PVF business operates primarily in the southwestern United States through 34 branches located in 14 states.

Products and Services. The products in our Industrial PVF product line include valves, flanges, fittings, pipe, plate, sheet and tubing, all offered in commodity and specialty materials and in various pressure ratings. Services include valve automation and repair, piping fabrication and pipe cutting and grooving.

Customers. The Industrial PVF product line primarily serves the industrial markets with customers including power, petrochemical, food and beverage, pulp and paper, mining, marine and pharmaceutical companies; industrial and mechanical contractors; fabricators; wholesale distributors; exporters; and OEMs.

Competition. We believe that we are a market-leading distributor of industrial PVF products in the southwestern United States. Our primary competitors in the Industrial PVF market include Wilson Pipe & Supply Inc., McJunkin Corporation, Ferguson Enterprises and Red Man Pipe and Supply Company.

All Other (Includes Building Materials, Fire Protection and Mechanical Industrial)

Our “All Other” product category includes our Building Materials, Fire Protection and Mechanical Industrial businesses.

Building Materials. As one of the nation’s largest distributors of construction supplies, we are able to provide our customers with field-tested and proven brand names in a wide range of building materials. Our Building Materials business operates in the southeastern United States through 29 branches located in 5 states.

Products. Products in our Building Materials product line include concrete and masonry supplies and accessories, lumber, bridge rail, overhang brackets, erosion control products, bearing pads, tilt-up bracing rental, lifting and bracing inserts, sealants, waterproofing and fireproofing materials, commercial washroom specialties, tools and accessories.

Customers. The Building Materials product line primarily serves the commercial, industrial and public infrastructure markets, with customers such as general contractors and subcontractors, including concrete, masonry and road and bridge contractors.

Competition. Our primary competitors in the building materials market include White Cap Construction Supply and numerous smaller distributors.

Fire Protection. We are one of the nation’s largest distributors of fire protection products offering complete fire protection pre-fabrication capabilities, which allows us to construct, deliver and install entire fire protection systems for our customers. Our Fire Protection branches and fabrication facilities are located strategically within our large network of Water & Sewer branches, giving our customers access to the materials for both above-ground and underground applications. Our Fire Protection business operates throughout the United States through 15 branches located in 10 states.

Products and Services. Products and services in our Fire Protection product line include sprinkler heads and devices, steel pipe and fittings, backflow prevention devices, valves, hydrants, air compressors and fabrication.

Customers. The Fire Protection product line serves fire protection contractors, subcontractors and builders in the commercial, residential and industrial markets.

Competition. Our primary competitors in the fire protection market include Pacific Fire Safety (a division of Ferguson Enterprises), Viking Fire Group and Reliable Automatic Sprinkler Company, Inc.

Mechanical Industrial. Our Mechanical Industrial business offers a complete inventory of valves, actuators and accessories in addition to a variety of consulting services. Our Mechanical Industrial business operates in the southeastern United States through 9 branches located in 3 states.

Products and Services. Products and services in our Mechanical Industrial product line include carbon, stainless and thermoplastic pipe, valves, fittings and accessories; steam traps; actuators; valve positioners; gauges; sanitary piping systems; valve automation and repair; high density polyethylene (hdpe) pipe fabrication and field installation; and pipe cutting and grooving.

Customers. The Mechanical Industrial product line serves the commercial and industrial markets, with customers including fabricators, OEMs, industrial subcontractors, mechanical contractors, exporters, purchasing agents, maintenance departments, engineering departments and planners.

Competition. Our primary competitors in the mechanical industrial market include Ferguson Enterprises, McJunkin Corporation, Winholesale and Apex Supply Company, Inc. (a subsidiary of Home Depot).

Our Customers

We currently serve over 100,000 active customers, and no single customer accounted for more than 1% of our total sales for the nine months ended October 31, 2003. Our customers are typically professionals who choose their vendors primarily on the basis of product availability, relationships with and expertise of sales personnel, price and the quality and scope of services offered. Additionally, professional customers generally buy in large volumes, are repeat buyers because of their involvement in longer-term projects and require specialized services. We do not market our products to retail consumers. We differentiate ourselves with the depth and breadth of products offered and services provided, including fabrication, integrated supply, kitting, design assistance, material specifications, scheduled job site delivery, follow-up job site visits to ensure satisfaction, technical product services (including blueprint take-off and computerized order quotes) and credit services.

Vendors

To be the best customer service company in each of the industries we serve, we must offer the depth and breadth of products our customers need, often on a special order basis. To accomplish this, we purchase from approximately 10,000 vendors; however, approximately 1,000 vendors provided products comprising over 90% of our net sales for the nine months ended October 31, 2003. No single vendor accounted for more than 5% of our total purchases during the nine months ended October 31, 2003. In 2001, we established a centralized vendor development department, led by a senior executive, which is dedicated to fostering key vendor relationships, consolidating purchasing volume and refining agreements with our vendors. Key initiatives in this area include:

•	Vendor and Purchasing Consolidation. Our vendor and purchasing consolidation efforts have resulted in significantly higher rebate income for the nine months ended October 31, 2003 compared to the same period in the previous fiscal year. In addition to providing higher rebate income, our vendor consolidation efforts for products such as steel pipe (62 vendors to 7 vendors), light bulb products (3 vendors to 1 vendor) and pvc pressure fittings (5 vendors to 1 vendor) have increased efficiency by simplifying administrative processes and improving service levels from our vendors, without sacrificing service to our customers.

•	Preferred Vendor Program. Our preferred vendor program, which includes approximately 650 vendors, has resulted in stronger, more strategic relationships with a more concentrated group of vendors. It leverages our existing vendor relationships by helping to increase sales of our vendors’ products through various initiatives, including sales promotions and cooperative marketing efforts.

•	Electronic Data Interchange (EDI). We have successfully converted the number of vendors with which we electronically exchange a full set of transactions such as purchase orders, acknowledgements and invoices from 11 in April 2002 to more than 700 as of January 7, 2004. This conversion has resulted in reduced manual efforts and increased data reliability and accuracy. These initiatives require minimal investment and provide significant opportunities for improved customer service and supply chain efficiencies.

We expect that the continued development of these vendor initiatives, together with the implementation of our integrated distribution platform and a state-of-the-art purchasing system, will significantly improve profitability, supply chain efficiencies and customer service, while helping us achieve our goal of efficiently buying, operating and selling as one streamlined company.

Distribution and Logistics

Our distribution network consists of 489 branches and seven central distribution centers in the United States. The efficient operation of our distribution network is critical in providing quality service to our customer base. Our central distribution centers and branches use warehouse management technology to optimize receiving, inventory control and picking, packing and shipping functions. Our purchasing agents in our branches use a computerized inventory system to monitor stock levels, while central distribution centers in Arizona, Florida, Georgia, North Carolina and Ohio provide purchasing assistance as well as a broad stock of inventory that supplements the inventory of the branches. In addition, we use several of our larger branches in other parts of the United States as distribution points for certain product lines.

The substantial majority of customer orders are shipped from inventory at our branches. In order to maintain complete control of the delivery process, we use our own fleet of over 4,000 vehicles to deliver products to our customers. We also accommodate special orders from our customers and facilitate the shipment of certain large volume orders directly from the manufacturer to the customer. Orders for larger construction projects normally require long-term delivery schedules throughout the period of construction, which in some cases may continue for several years.

We are continuously looking for ways to leverage our people, facilities and fleet. In November 2003, we opened a pilot branch in Miami in which six product lines now operate in one common facility. Although the product lines share a common facility, their operations are not currently fully integrated. The continued implementation of our common distribution system will allow us to more fully integrate the purchasing, inventory management, administration and fleet operations of the six product lines and evaluate future implementations of this branch configuration model.

Sales and Marketing

We employ a specialized and experienced sales force for each of our product lines, including approximately 1,100 outside sales representatives that work with contractors, subcontractors, professional buyers, property management companies and municipalities. Our sales representatives provide product specifications and usage data, design solutions and develop job quotes in an effort to help customers fulfill their needs. Additionally, approximately 900 inside sales account representatives and 300 counter associates expedite orders, deliveries, quotations, requests for pricing and the release of products for delivery.

Our sales and marketing department’s focus is to help drive incremental sales, increase customer retention and enhance business relationships across the supply chain. Our sales and marketing programs build Hughes brand awareness and bring value to the supply chain by helping our vendors market and sell their products to a broad customer base. We are continuing to execute our best-in-class sales and marketing programs, and we believe the following sales and marketing materials and programs are unmatched in our industry and differentiate us from our competitors:

•	The creation of best-in-class promotional product brochures that provide our sales force with the tools they need to increase sales, while providing our vendors with an opportunity to participate in our comprehensive targeted sales program;

•	The production of comprehensive product line catalogs with color photos that showcase vendors’ products and facilitate routine ordering for customers;

•	Unrivaled customer awards programs that drive incremental sales and build customer loyalty; and

•	The hosting of themed marketing events throughout our major markets attended by thousands of our customers, which provide us with an opportunity to show customer appreciation while allowing our vendors to showcase their quality products.

Additionally, our sales and marketing department has developed government and healthcare initiatives to increase our business in the construction and MRO markets. The government initiative is designed to effectively solicit and secure local, state and national bids in the government area. On May 1, 2003, we were awarded a General Services Administration contract that will streamline the federal bid process. Furthermore, the government initiative has been awarded a prestigious national contract for tools and materials handling with U.S. Communities, the largest local government purchasing alliance in the United States. The healthcare sales initiative is aimed at identifying, developing and pursuing current hospital, assisted living and other related healthcare new construction and MRO opportunities along with cultivating key relationships within the healthcare community and its key contractors and subcontractors.

Information Technology

Our information technology (IT) systems are capable of supporting numerous operational functions including purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. In addition, our customers and sales representatives rely on these systems for real-time information on product pricing, inventory availability and order status. The systems also provide management with information relating to sales, inventory levels and customer payments and with other data that is essential for us to operate efficiently and provide a high level of service to our customers.

We believe that our continued investment in upgrading, consolidating and integrating our IT systems is necessary to provide a state-of-the art platform to continue our strategic growth, efficiency and customer service programs. Our IT initiatives will help us increase operational efficiencies, particularly in the area of working capital management; improve information flow, which will aid in decision-making; provide a means for decreasing transaction costs; and provide us with the infrastructure necessary to realize further administrative cost savings associated with past and future business acquisitions.

We continue to implement the Hughes Unified framework, which includes the Eclipse Distribution Management System, an e-commerce enabled, customer fulfillment, inventory management, logistics and distribution management system. It is designed specifically for construction and contractor-oriented distributors. We began implementing this software in December 2001, and expect implementation to be phased in over the next several years. We believe that this timeframe will enable us to reduce risk, minimize customer disruption and spread implementation costs. Within the Hughes Unified framework we will consider integration of select best-in-class applications, such as financial, purchasing and data warehousing functions. The aforementioned IT initiatives will help us achieve our goal of buying, operating and selling as one efficient, streamlined company.

Seasonality

Our operating results are impacted by seasonality. Generally, sales of our products are higher in the second and third quarters of each fiscal year due to more favorable weather and daylight conditions during these periods. Seasonal variations in operating results may also be significantly increased by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Competition

We believe that we are one of the largest wholesale distributors of our range of products in the United States and that no other company competes against us across all of our product lines. However, there is significant competition in each of our product lines. Our competition includes other wholesalers, manufacturers that sell products directly to their respective customer base and some of our customers who resell our products. We also compete, to a limited extent, with retailers in the markets for plumbing, electrical fixtures and supplies, building materials, MRO supplies and contractors’ tools. Competition varies depending on product line, customer classification and geographic market. The principal competitive factors in our business include, but are not limited to, availability of materials and supplies; technical product knowledge and expertise as to application and usage; advisory or other service capabilities; pricing of products; and availability of credit.

Inventories

We are a wholesale distributor of construction, repair and maintenance-related products and therefore maintain extensive inventories to meet the rapid delivery requirements of our customers. Our inventories are based on the needs, delivery schedules and lead times of our customers. As of October 31, 2003, our pro forma inventories totaled approximately $471.7 million and represented approximately 24% of our pro forma total assets.

Employees

As of October 31, 2003, we had 8,384 employees, pro forma for the Century acquisition. We currently have 24 employees that are represented by two labor unions. We consider our relationships with our employees to be good.

Environmental Laws

Compliance with federal, state and local environmental protection laws has not had in the past, and is not expected to have in the future, a material effect upon our consolidated results of operations and financial condition.

Properties

We own our headquarters in Orlando, Florida, a facility consisting of approximately 195,000 square feet. In addition, we own or lease approximately 600 properties serving 489 branches in 38 states. The typical sales branch consists of a combined office and warehouse facility with an average size of 19,000 square feet. We also operate seven central distribution centers, with an average size of 125,000 square feet. We believe that our properties are in good condition and are suitable and adequate to carry out our business. None of the owned principal properties is subject to any encumbrance that is material to our consolidated operations.

As part of our focus on return on invested capital, we have implemented a sale/leaseback initiative pursuant to which we evaluate whether our owned real property is strategically critical and review sale/leaseback alternatives for non-critical sites. We anticipate that this initiative will include our Orlando headquarters and our Miami multi-branch pilot facility.

Legal Proceedings

We are involved in various legal proceedings arising in the normal course of our business. In the opinion of our management, none of the proceedings are material in relation to our consolidated financial statements.

MANAGEMENT

Set forth below is certain information concerning our executive leadership team and directors. Our board of directors is divided into three approximately equal classes of directors. Generally, each director is elected for a three-year term, with one class of directors being elected at each annual meeting of shareholders. All officers hold office for one-year terms or until their successors are elected and qualified.

Name	Age	Position
David H. Hughes	60	Chairman, Director
Thomas I. Morgan	50	President and Chief Executive Officer, Director
David Bearman	58	Executive Vice President and Chief Financial Officer
Clyde E. Hughes III	56	Group President
Michael L. Stanwood	50	Group President
Gradie E. Winstead, Jr.	53	Group President
Robert A. Machaby	52	Senior Vice President of Vendor Development
John Z. Paré	35	Senior Vice President and General Counsel
Thomas J. Starnes	43	President Hughes Maintenance Repair and Operations (MRO)
John A. Steele	48	Senior Vice President of Operations
Thomas M. Ward II	46	Senior Vice President and Chief of Information Technology
Laura L. Wright	44	Senior Vice President of Human Resources
J. Stephen Zepf	54	Senior Vice President of Strategic Development/Mergers & Acquisitions
John D. Baker II	55	Director
Robert N. Blackford	66	Director
H. Corbin Day	66	Director
Vincent S. Hughes	63	Director
Dale E. Jones	44	Director
William P. Kennedy	59	Director
Amos R. McMullian	66	Director

Mr. David H. Hughes has served as our Chairman since November 1986 and as a director since August 1968. Mr. Hughes also serves as a member of the Executive Committee. Mr. Hughes served as our Chief Executive Officer from May 1975 to May 2003 and President from April 1974 to March 1994. Mr. Hughes is also a director of SunTrust Banks, Inc., Brown & Brown, Inc. and Darden Restaurants, Inc. Mr. Hughes is the brother of Vincent S. Hughes, a director.

Mr. Morgan has served as our Chief Executive Officer since May 2003, our President since March 2001 and as a director since May 2001. Mr. Morgan served as our Chief Operating Officer from March 2001 to May 2003. Mr. Morgan is a member of the Executive Committee. Previously, Mr. Morgan was chief executive officer of enfoTrust Networks from February 2000 to March 2001 and chief executive officer of Value America, an online retailer, from February 1999 to November 1999. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Morgan served as chief executive officer of U.S. Office Products from November 1997 to January 1999, and from 1975 to 1997 served in a variety of positions at Genuine Parts, an automotive and office products distributor.

Mr. Bearman has served as Executive Vice President and Chief Financial Officer since March 2003. Previously, Mr. Bearman served as chief financial officer of NCR Corporation, a technology product and services company, from September 1998 until his retirement in September 2001, chief financial officer of Cardinal Health, Inc., a medical products distributor and services provider, from October 1989 to August 1998 and from 1970 to 1989, Mr. Bearman served in a variety of positions at General Electric Company, including chief financial officer of four different GE businesses.

Mr. Clyde E. Hughes III has served as Group President since January 2000, as Vice President from January 2000 to May 2000 and as Regional Vice President from June 1994 to January 2000. Mr. Hughes is not related to David H. Hughes or Vincent S. Hughes.

Mr. Stanwood has served as Group President since January 2000 and previously as President of a subsidiary operation since May 1996.

Mr. Winstead has served as Group President since January 2000, as Vice President from January 2000 to May 2000 and as Regional Vice President from June 1994 to January 2000.

Mr. Machaby has served as Senior Vice President of Vendor Development since January 2002, Group President from January 2000 to January 2002 and District Manager from April 1996 to January 2000.

Mr. Paré has served as Senior Vice President and General Counsel since June 2003, and Associate General Counsel from December 2000 to June 2003. Previously, Mr. Paré was in the private practice of law from September 1998 to November 2000, and was an Assistant State Attorney for the Florida Ninth Judicial Circuit, from August 1995 to September 1998.

Mr. Starnes was appointed President Hughes Maintenance Repair and Operations (MRO) in November 2003 and served as Senior Vice President of Sales and Marketing from June 2001 to December 2003. Previously, Mr. Starnes served as chief marketing officer of Value America from December 1999 to August 2000 and as executive vice president from April 1999 to December 1999. From September 1997 to April 1999, he served as senior vice president of sales and marketing and senior vice president of business development of U.S. Office Products. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Mr. Steele has served as Senior Vice President of Operations since September 2001 and as Vice President of Operations from June 2001 to August 2001. Previously, Mr. Steele served as chief operating officer of Value America from November 1999 to August 2000, senior vice president — operations from April 1999 to October 1999 and as executive vice president — operations from October 1999 to November 1999. From October 1993 to April 1999, Mr. Steele served as vice president — operations support for Genuine Parts Company, an automotive and office products distributor. On August 11, 2000, Value America filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Mr. Ward has served as Senior Vice President since May 2001 and as Chief of Information Technology since May 2003 and from May 1999 to May 2002. Previously, Mr. Ward served as Chief Information Officer from May 2002 to May 2003, Vice President from May 2000 to May 2001 and Director of Information Technology from October 1998 to May 1999.

Ms. Wright has served as Senior Vice President of Human Resources since May 2003, Senior Vice President from July 2002 to May 2003, Vice President of Human Resources from June 2001 to July 2002, Director of Human Resources from January 1999 to June 2001 and Senior Manager of Human Resources from February 1997 to January 1999.

Mr. Zepf has served as Senior Vice President of Strategic Development/Mergers & Acquisitions since March 2003, Chief Financial Officer from April 1984 to March 2003 and Treasurer from April 1984 to March 2002.

Mr. Baker has served as a director since March 1994. Mr. Baker also serves as a member of the Nominating/Corporate Governance and Audit Committees. Mr. Baker currently serves as president, chief executive officer and director of Florida Rock Industries, Inc. Mr. Baker also serves as a director of Patriot Transportation Holding, Inc. and Wachovia Bank, Inc.

Mr. Blackford has served as a director since December 1970 and served as our Secretary from February 1974 to May 1997. Mr. Blackford also serves as a member of the Nominating/Corporate Governance, Compensation, Stock Option Plan and Directors’ Stock Option Plan Committees. On January 1, 2002, Mr. Blackford retired from the law firm of Holland & Knight LLP, the successor to the law firm of Maguire, Voorhis & Wells, P.A., where he had practiced since 1968.

Mr. Day has served as a director since October 1996. Mr. Day serves as a member of the Compensation, Stock Option Plan, Directors’ Stock Option Plan and Nominating/Corporate Governance Committees. Mr. Day currently serves as chairman of Jemison Investment Co., Inc. Mr. Day is also a member of the board of directors of Protective Life Corporation, Blount International, Inc. and European Investors.

Mr. Vincent S. Hughes served as one of our Vice Presidents from April 1972 until November 2001 and as a director since April 1966. Mr. Hughes also serves as a member of the Executive Committee. Mr. Hughes is the brother of David H. Hughes, our Chairman and a director.

Mr. Jones has served as a director since August 2003 and is a member of the Audit Committee. Since October 2001, Mr. Jones has served as managing partner for the southeast area and as a senior partner of Heidrick & Struggles International, Inc., an executive search firm. From January 2000 to October 2001, Mr. Jones served as managing partner for the Atlanta office and as a senior partner of Heidrick & Struggles. From January 1999 to December 1999, Mr. Jones served as a partner of Heidrick & Struggles.

Mr. Kennedy has served as a director since March 1999. Mr. Kennedy serves as a member of the Audit Committee. Mr. Kennedy currently serves as chief executive officer of Nephron Pharmaceuticals Incorporated, a manufacturer of sterile pharmaceutical products. From 1981 to 1997, Mr. Kennedy served as chairman and chief executive officer of Rotech Medical, a home health services company.

Mr. McMullian has served as a director since November 2001. He also serves as a member of the Compensation, Stock Option Plan and Directors’ Stock Option Plan Committees. Since November 2000, Mr. McMullian has been the chairman of the board of Flowers Foods, Inc., a New York Stock Exchange-listed company that produces and markets a full line of fresh and frozen baked foods to retail and food service customers throughout the United States, and from November 2000 to January 2004 served as its chief executive officer. Mr. McMullian previously served as chairman of the board of Flowers Industries, Inc., the former parent company of Flowers Foods prior to its acquisition by Kellogg in March 2001, from 1985 to March 2001 and as its chief executive officer from 1981 to March 2001.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K, each of Lehman Brothers Inc., Robert W. Baird & Co. Incorporated, Raymond James & Associates, Inc. and SunTrust Capital Markets, Inc. have severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	3,300,000
Robert W. Baird & Co. Incorporated	900,000
Raymond James & Associates, Inc.	900,000
SunTrust Capital Markets, Inc.	900,000

Total	6,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

•	the obligation to purchase all of the shares hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted the underwriters a 30-day option after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of an additional 900,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $1.31 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 900,000 additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us per share.

	Amounts We Will Pay
	No Exercise	Full Exercise
Per share	$2.17	$2.17
Total	$13,020,000	$14,973,000

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $600,000.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options and restricted stock pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options and the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or shares of restricted stock.

Our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose, directly or indirectly, of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus supplement.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

Purchasers of the shares of common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Our Relationships with the Underwriters/NASD Conduct Rules

Lehman Brothers Inc. and SunTrust Capital Markets, Inc., and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation. Robert W. Baird & Co. Incorporated has performed and expects to continue to perform financial advisory and investment banking services for us for which they have received and will receive customary compensation.

Lehman Brothers Inc. and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., served as arrangers to, SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc., serves as administrative agent and a lender under, and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., serves as a lender under, our interim senior unsecured term loan, the borrowings under which we used to acquire Century. In addition, SunTrust Robinson Humphrey served as arranger to, and SunTrust Bank serves as a lender under, our senior revolving credit facility. As discussed, we intend to use the net proceeds of this offering to repay in full our interim senior unsecured term loan and a portion of our borrowings under our senior revolving credit facility. See “Use of Proceeds.” Because we intend to use more than 10% of the net proceeds of this offering to repay debt owed by us to affiliates of Lehman Brothers and SunTrust, this offering is being conducted in accordance with the conflict of interest provisions of Rules 2710 and 2720 of the National Association of Securities Dealers, or NASD. Although a bona fide independent market exists for our common stock, Raymond James & Associates, Inc. is assuming the responsibilities of and acting as “qualified independent underwriter” in this offering. As such, the public offering price in this offering can be no higher than that recommended by the qualified independent underwriter. Raymond James has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement, and otherwise qualifies as a “qualified independent underwriter” pursuant to the NASD Conduct Rules with respect to this offering. We and the other underwriters have agreed to indemnify Raymond James in its capacity as qualified independent underwriter against any losses, claims, damages or liabilities, joint or several, to which Raymond James may become subject, under the Securities Act of 1933 or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon Raymond James acting (or allegedly failing to act) as such qualified independent underwriter, and to contribute to payments that Raymond James, in its capacity as qualified independent underwriter, may be required to make in respect of any of these liabilities.

Electronic Distribution

A prospectus supplement accompanied by a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Offers and Sales in Canada

Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Holland & Knight LLP, Orlando, Florida and John Z. Paré, our Senior Vice President and General Counsel. Weil, Gotshal & Manges LLP advised the underwriters in connection with this offering of common stock.

EXPERTS

The consolidated financial statements of Hughes Supply, Inc. as of January 31, 2003 and January 25, 2002 and for each of the three years in the period ended January 31, 2003, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Century Maintenance Supply, Inc. as of December 31, 2002 and for the year then ended, included in Amendment No. 1 to the Current Report on Form 8-K/A under the Securities Exchange Act of 1934, of Hughes Supply, Inc. dated December 19, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports and other information with the Securities and Exchange Commission, or SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed, electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

HUGHES SUPPLY, INC.

Consolidated Statements of Income

(in thousands, except per share data)

	Fiscal Years Ended
	January 31, 2003	January 25, 2002	January 26, 2001
Net Sales	$3,066,341	$3,037,708	$3,310,163
Cost of Sales	2,356,009	2,340,021	2,564,735

Gross Profit	710,332	697,687	745,428

Operating Expenses:
Selling, general and administrative	561,733	554,710	581,205
Depreciation and amortization	20,448	31,093	32,551
Provision for doubtful accounts	9,101	11,065	10,626
Impairment of long-lived assets	—	734	15,557

Total operating expenses	591,282	597,602	639,939

Operating Income	119,050	100,085	105,489

Non-Operating Income (Expenses):
Interest and other income	9,514	10,546	7,476
Interest expense	(30,325)	(35,945)	(43,288)
Gain on sale of pool and spa business	—	—	11,000

	(20,811)	(25,399)	(24,812)

Income Before Income Taxes	98,239	74,686	80,677
Income Taxes	40,155	30,621	34,162

Net Income	$58,084	$44,065	$46,515

Earnings Per Share:
Basic	$2.50	$1.90	$2.00

Diluted	$2.45	$1.88	$1.97

Average Shares Outstanding:
Basic	23,212	23,175	23,238

Diluted	23,665	23,424	23,584

Dividends Per Share	$0.355	$0.340	$0.340

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	January 31, 2003	January 25, 2002
Assets
Current Assets:
Cash and cash equivalents	$1,671	$6,817
Accounts receivable, less allowance for doubtful accounts of $8,533 and $8,388	423,128	387,953
Inventories	438,451	396,441
Deferred income taxes	19,719	15,420
Other current assets	48,565	56,809

Total current assets	931,534	863,440

Property and Equipment	157,772	145,702
Goodwill	320,133	263,808
Other Assets	26,903	20,312

	$1,436,342	$1,293,262

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$63,815	$19,175
Accounts payable	230,045	188,447
Accrued compensation and benefits	43,157	32,790
Other current liabilities	35,735	34,753

Total current liabilities	372,752	275,165

Long-Term Debt	378,076	403,671
Deferred Income Taxes	33,973	13,872
Other Noncurrent Liabilities	6,689	6,081

Total liabilities	791,490	698,789

Commitments and Contingencies (Note 10)

Shareholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued; preferences, limitations, and relative rights to be established by the Board of Directors	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 23,935,764 and 23,774,600 shares issued	23,936	23,775
Capital in excess of par value	222,380	217,609
Retained earnings	416,724	367,726
Treasury stock, 245,700 and 24,251 shares, at cost	(6,818)	(531)
Unearned compensation related to outstanding restricted stock	(11,370)	(14,106)

Total shareholders’ equity	644,852	594,473

	$1,436,342	$1,293,262

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Statements of Shareholders’ Equity

(in thousands, except per share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Unearned Compensation	Total

	Shares	Dollars			Shares	Dollars
Balance at January 28, 2000	24,249	$24,249	$221,284	$300,144	(669)	$(15,434)	$(7,799)	$522,444
Net income	—	—	—	46,515	—	—	—	46,515
Cash dividends—$0.340 per share	—	—	—	(8,088)	—	—	—	(8,088)
Shares issued under stock option plans and related tax benefits	—	—	—	(425)	92	2,127	—	1,702
Purchase and retirement of common shares	(32)	(32)	(319)	(1,002)	—	—	—	(1,353)
Issuance of restricted stock, net of cancellations	(6)	(6)	(135)	5	—	—	136	—
Amortization of restricted stock	—	—	—	—	—	—	1,542	1,542
Consideration for bestroute.com acquisition	—	—	7,273	—	—	—	—	7,273

Balance at January 26, 2001	24,211	$24,211	$228,103	$337,149	(577)	$(13,307)	$(6,121)	$570,035
Net income	—	—	—	44,065	—	—	—	44,065
Cash dividends—$0.340 per share	—	—	—	(7,964)	—	—	—	(7,964)
Purchase of treasury stock	—	—	—	—	(395)	(7,537)	—	(7,537)
Shares issued under stock option plans and related tax benefits	—	—	300	(1,726)	266	5,634	—	4,208
Purchase and retirement of common shares	(90)	(90)	(854)	(1,111)	—	—	—	(2,055)
Retirement of treasury stock	(343)	(343)	(3,160)	(3,985)	343	7,488	—	—
Issuance of restricted stock, net of cancellations	(3)	(3)	493	1,298	339	7,191	(9,498)	(519)
Amortization of restricted stock	—	—	—	—	—	—	1,513	1,513
Cancellation of stock rights issued to bestroute.com	—	—	(7,273)	—	—	—	—	(7,273)

Balance at January 25, 2002	23,775	$23,775	$217,609	$367,726	(24)	$(531)	$(14,106)	$594,473
Net income	—	—	—	58,084	—	—	—	58,084
Cash dividends—$0.355 per share	—	—	—	(8,462)	—	—	—	(8,462)
Purchase of treasury stock	—	—	—	—	(257)	(7,140)	—	(7,140)
Shares issued under stock option plans and related tax benefits	217	217	5,736	(76)	15	349	—	6,226
Purchase and retirement of common shares	(26)	(26)	(473)	(666)	—	—	—	(1,165)
Issuance of restricted stock, net of cancellations	(30)	(30)	(492)	118	20	504	(98)	2
Amortization of restricted stock	—	—	—	—	—	—	2,834	2,834

Balance at January 31, 2003	23,936	$23,936	$222,380	$416,724	(246)	$(6,818)	$(11,370)	$644,852

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Years Ended
	January 31, 2003	January 25, 2002	January 26, 2001
Cash Flows from Operating Activities:
Net income	$58,084	$44,065	$46,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,448	31,093	32,551
Provision for doubtful accounts	9,101	11,065	10,626
Impairment of long-lived assets	—	734	15,557
Gain on sale of pool and spa business	—	—	(11,000)
Amortization of restricted stock	2,820	984	1,542
Income tax benefit of stock options exercised	1,352	300	—
Deferred income taxes	14,940	10,442	(7,766)
Other	(1,123)	(613)	2,426
Changes in assets and liabilities, net of businesses acquired or sold:
Accounts receivable	(24,342)	50,087	(43,224)
Inventories	(11,563)	55,019	34,567
Other current assets	9,203	(12,252)	1,795
Other assets	(331)	(1,831)	(7,776)
Accounts payable	25,150	(41,316)	(34,035)
Accrued compensation and benefits	8,853	(921)	4,433
Other current liabilities	(775)	(4,326)	9,484
Other noncurrent liabilities	608	472	344

Net cash provided by operating activities	112,425	143,002	56,039

Cash Flows from Investing Activities:
Capital expenditures	(15,273)	(16,850)	(23,871)
Proceeds from sale of property and equipment	4,418	8,673	1,772
Business acquisitions, net of cash	(33,422)	(32,007)	(34,086)
Proceeds from sale of investment in affiliated entity	2,030	—	—
Purchase of bestroute.com stock rights	—	(7,273)	—
Proceeds from sale of pool and spa business	—	25,000	22,972
Investment in affiliated entities	—	—	(5,757)

Net cash used in investing activities	(42,247)	(22,457)	(38,970)

Cash Flows from Financing Activities:
Net borrowings (payments) under short-term debt arrangements	19,593	(100,328)	(153,900)
Proceeds from issuance of long-term debt	—	—	150,000
Principal payments on other debt	(73,030)	(23,809)	(2,476)
Change in book overdrafts	(10,343)	1,761	10,109
Purchase of treasury shares	(7,140)	(7,537)	—
Dividends paid	(8,112)	(7,946)	(8,083)
Other	3,708	1,682	(270)

Net cash used in financing activities	(75,324)	(136,177)	(4,620)

Net (Decrease) Increase in Cash and Cash Equivalents	(5,146)	(15,632)	12,449
Cash and Cash Equivalents, Beginning of Year	6,817	22,449	10,000

Cash and Cash Equivalents, End of Year	$1,671	$6,817	$22,449

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Business

Founded in 1928, Hughes Supply, Inc. and subsidiaries (the “Company”) is a diversified wholesaler of construction and industrial materials, equipment, and supplies. The Company distributes its products to four primary end markets, including commercial, residential, industrial, and public infrastructure markets throughout North America. The Company distributes over 300,000 products through 451 wholesale branches and six central distribution centers located in 34 states. These branches and distribution centers are organized on a product line basis. The Company’s principal customers are electrical, plumbing and mechanical contractors, electric utility customers, property management companies, municipalities, and industrial companies. Industrial companies include businesses in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical, and marine industries.

Principles of Consolidation

The consolidated statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Results of operations of companies acquired and accounted for using the purchase method of accounting are included from their respective dates of acquisition. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence are accounted for using the equity method. During fiscal 2003, 2002, and 2001, the Company did not have any “less than 20% owned” investments in affiliates accounted for under the equity method.

Fiscal Year

The fiscal year of the Company is a 52 or 53-week period ending on the last Friday in January. Fiscal year 2003 contained 53 weeks while fiscal years 2002 and 2001 contained 52 weeks. The additional week in fiscal 2003 was included in the first quarter.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers, their credit worthiness, and an assessment of the Company’s lien and bond rights. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and on a quarterly basis, the Company writes-off uncollectible receivables. This estimate is periodically adjusted when the Company becomes aware of a specific customer’s inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a slowdown in the markets in which the Company operates may result in higher than expected uncollectible accounts, and therefore, the need to revise estimates for bad debts. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, the allowance for doubtful accounts could differ significantly, resulting in either higher or lower future provisions for doubtful accounts. At January 31, 2003 and January 25, 2002, the allowance for doubtful accounts totaled $8.5 million and $8.4 million, respectively.

Inventories

Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving average cost method. The Company evaluates its inventory value at the end of each quarter to ensure that it is carried at the lower of cost or market. This evaluation includes an analysis of a branch’s physical inventory results over the last two years, a review of potential dead stock based on historical product sales and forecasted sales, and an overall consolidated analysis of potential excess inventory. Periodically, the branch’s perpetual inventory records are adjusted to reflect permanent declines in market value. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the saleability of the Company’s products or its relationship with certain key vendors, the Company’s inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions.

During the third quarter of fiscal 2002, the Company created an inventory management department to better manage potential dead stock and excess inventories. This department has focused on implementing programs aimed at reducing the Company’s dead stock, slow-moving, and excess inventory products. These programs identify potential dead stock on a product by product basis and include returning products to manufacturers, transferring products to other branches where the products are selling, reducing the price of the products, and disposing of any products that could not be returned, transferred, or sold. As a result of these initiatives, during fiscal 2003, the Company wrote-off $2.5 million of dead stock from its perpetual inventory records and reduced its overall inventory reserves from $9.8 million at January 25, 2002 to $6.0 million at January 31, 2003.

Consideration Received From Vendors

At the beginning of each calendar year, the Company enters into agreements with many of its vendors providing for inventory purchase rebates (“vendor rebates”) upon achievement of specified volume purchasing levels. The Company accrues the receipt of vendor rebates as part of its cost of sales for products sold based on progress towards earning the vendor rebates taking into consideration cumulative purchases of inventory to date and projected purchases through the end of the year. An estimate of unearned vendor rebates is included in the carrying value of inventory at a period end for vendor rebates received on products not yet sold. Substantially all vendor rebate receivables are collected within three months immediately following fiscal year-end. While management believes the Company will continue to receive consideration from vendors in fiscal 2004 and thereafter, there can be no assurance that vendors will continue to provide comparable amounts of vendor rebates in the future.

Property and Equipment

Property and equipment are recorded at cost and depreciated using both straight-line and declining-balance methods based on the following estimated useful lives of the assets:

Buildings and improvements	5–40 years
Transportation equipment	2–20 years
Furniture, fixtures and equipment	1–12 years

Maintenance and repair costs are charged to expense as incurred. Renewals and improvements that extend the useful lives of assets are capitalized. Gains or losses are recognized upon disposition. Interest costs related to assets under construction are capitalized during the construction period and totaled $0.4 million, $0.3 million and $0.5 million in fiscal 2003, 2002 and 2001. Depreciation of property and equipment totaled $16.1 million, $18.1 million and $19.6 million in fiscal 2003, 2002 and 2001, respectively.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 26, 2002, the Company adopted Statement of Financial Accounting Standards (“FAS”) 142, Goodwill and Other Intangible Assets. FAS 142 requires entities to assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in fiscal 2003. When the fair value is less than the related goodwill value, entities are required to reduce the amount of goodwill. The approach to evaluating the recoverability of goodwill as outlined in FAS 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. Under the new impairment approach, the Company may be subject to earnings volatility if additional goodwill impairment occurs at a future date. FAS 142 also requires entities to discontinue the amortization of goodwill, including amortization of goodwill acquired in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in fiscal 2003 (see note 4).

At January 31, 2003 and January 25, 2002, goodwill, net of accumulated amortization, totaled $320.1 million and $263.8 million, respectively. Accumulated amortization of goodwill totaled $40.3 million at January 31, 2003 and January 25, 2002. Amortization of goodwill totaled $9.2 million and $9.3 million in fiscal 2002 and 2001, respectively.

Other Assets

The Company capitalizes certain software development costs, which are being amortized on a straight-line basis over the estimated useful lives of the software, ranging from 2 to 7 years. At January 31, 2003 and January 25, 2002, capitalized software development costs totaled $9.4 million and $9.8 million, respectively, net of accumulated amortization of $11.7 million and $10.4 million, respectively. Amortization of capitalized software development costs totaled $3.9 million, $3.6 million and $3.6 million in fiscal 2003, 2002 and 2001, respectively.

Intangible assets, which principally consist of customer contracts acquired in business combinations, are recorded at their respective fair values in accordance with FAS 141, Business Combinations, and are amortized using the straight-line method over a weighted-average useful life of 14.6 years. At January 31, 2003, intangible assets totaled $8.3 million, net of accumulated amortization of $0.3 million. The estimated annual amortization expense related to these intangibles for the next five fiscal years is expected to be $0.6 million. There were no intangible assets recorded at January 25, 2002.

Impairment of Long-Lived Assets Other than Goodwill

Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To analyze recoverability, the Company projects undiscounted future cash flows over the remaining life of the asset. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition (see note 6). The Company’s judgments regarding the existence of impairment indicators are based on market and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows that require judgment by management. If different estimates were used, the amount and timing of asset impairments could be affected.

Self-Insurance

The Company is self-insured for certain losses relating to workers’ compensation, automobile, general, and product liability claims. The Company also maintains stop loss coverage to limit the exposure arising from such claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company’s estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and the Company’s historical loss development experience. To the extent the projected future development of the losses resulting from workers’ compensation, automobile, general, and product liability claims incurred as of January 31, 2003 differs from the actual development of such losses in future periods, the Company’s insurance reserves could differ significantly, resulting in either higher or lower future insurance expense. At January 31, 2003 and January 25, 2002, self-insurance reserves totaled $5.6 million and $3.1 million, respectively.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued compensation and benefits, and other current liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of the Company’s long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The fair value of long-term debt was computed by discounting the remaining cash flows by a rate equal to the estimated constant treasury rate for the remaining life of the debt instrument plus applicable credit spread over the remaining average life of the issue. The fair values of long-term debt approximated $395.9 million and $431.9 million and the related carrying values were $441.9 million and $422.8 million at January 31, 2003 and January 25, 2002, respectively.

Revenue Recognition

The Company ships products to its customers predominantly by its internal fleet and to a lesser extent by third party carriers. The Company recognizes revenues from product sales when title to the products is passed to the customer, which occurs at the point of destination for products shipped by the Company’s internal fleet and at the point of shipping for products shipped by third party carriers. Revenues related to services are recognized in the period the services are performed and totaled $2.4 million, $2.6 million and $1.9 million in fiscal 2003, 2002, and 2001, respectively.

Concentration of Credit Risk

The majority of the Company’s sales are credit sales which are made primarily to customers whose ability to pay is dependent upon the economic strength of the construction industry in the areas where they operate. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising the Company’s customer base and the fact that no one customer comprises more than 1% of annual net sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position.

Advertising

Advertising costs are charged to expense as incurred and totaled $5.1 million, $5.3 million and $6.5 million in fiscal 2003, 2002 and 2001, respectively.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $24.1 million, $23.5 million and $26.4 million in fiscal 2003, 2002 and 2001, respectively.

Income Taxes

Income taxes are recorded for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets.

Stock-Based Compensation

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known. Compensation expense associated with restricted stock grants is equal to the market value of the shares on the date of grant and is recorded pro rata over the required holding period. For purposes of pro forma disclosures under FAS 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands except per share data):

	Fiscal Years Ended
	2003	2002	2001
Net income as reported:	$58,084	$44,065	$46,515
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(1,974)	(580)	(3,352)

Pro forma net income	$56,110	$43,485	$43,163

Earnings per share:
Basic —as reported	$2.50	$1.90	$2.00

Basic —pro forma	$2.42	$1.88	$1.86

Diluted —as reported	$2.45	$1.88	$1.97

Diluted —pro forma	$2.37	$1.86	$1.83

Comprehensive Income

The Company does not have any significant components of comprehensive income.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no net impact on previously reported results of operations.

Recent Accounting Pronouncements

Effective January 26, 2002, the Company adopted FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. FAS 142 requires entities to assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see note 4).

FAS 143, Accounting for Asset Retirement Obligations, was issued in June 2001. FAS 143, which is effective for the Company beginning in fiscal 2004, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of FAS 143 in fiscal 2004 will have a material impact on its consolidated financial statements.

FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001. This standard establishes a single accounting model for long-lived assets to be disposed of, including segments, and supercedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Under FAS 144, goodwill is no longer allocated to long-lived assets, and, therefore, no longer subjected to testing for impairment as part of those assets, but tested separately as prescribed by FAS 142. In addition, FAS 144 broadens the presentation of discontinued operations to include components of an entity rather than being limited to a segment of a business. The Company adopted FAS 144 as of January 26, 2002. The adoption of FAS 144 in fiscal 2003 had no impact on the Company’s consolidated financial statements.

FAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued in April 2002. This standard rescinds FAS 4, Reporting Gains and Losses from Extinguishment of Debt - an amendment of APB Opinion No. 30, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB 30 will now be used to classify those gains and losses. FAS 145 also amends FAS 13, Accounting for Leases, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, FAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. For the provisions related to the rescission of FAS 4, FAS 145 is effective for the Company beginning in fiscal 2004. The remaining provisions of FAS 145 were effective for the Company in fiscal 2003 and the adoption of these provisions had no impact on the Company’s consolidated financial statements. The Company does not expect the adoption of the provisions related to the recision of FAS 4 will have a material impact on its consolidated financial statements.

FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in June 2002 and addresses financial accounting and reporting for costs associated with exit or disposal activities. This standard requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded upon management’s commitment to an exit plan. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2002, the EITF reached consensus on Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The consensus was reached that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be treated as a reduction of cost of sales when recognized in the customer’s income statement. This presumption can be overcome if the consideration can be shown to represent either a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the reseller to sell the vendor’s products. It also reached consensus on when a customer should recognize a rebate or refund that is payable only if the customer completes a specified level of purchases. Recognition should occur when the rebate or refund is probable and reasonably estimable and should be based on a systematic and rational method. As the Company already accounts for such consideration as a reduction of cost of sales when the vendor rebate is probable and reasonably estimable and based on a systematic and rational allocation of the cash consideration to be received, this EITF has no impact on the Company’s consolidated financial statements.

Financial Accounting Standards Board Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim or annual periods ending after December 15, 2002. These disclosures are presented in note 10. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company’s consolidated financial statements.

FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued in December 2002 and amends FAS 123, Accounting for Stock-Based Compensation. This standard provides two additional alternative transition methods for recognizing an entity’s voluntary decision to change its method of accounting for stock-based employee compensation to the fair-value method. In addition, the standard amends the disclosure requirements of FAS 123 so that entities will have to make more prominent disclosures regarding the pro forma effects of using the fair-value method of accounting for stock-based compensation and present those disclosures in a more accessible format in the footnotes to the annual and interim financial statements. FAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The additional disclosures required under FAS 148 are presented in the Stock-Based Compensation section in note 1.

FIN 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect the adoption of FIN 46 will have a material impact on its consolidated financial statements.

Note 2—Business Combinations and Divestitures

Business Combinations

On August 9, 2002, the Company acquired one hundred percent of the capital stock of Utiliserve Holdings, Inc. and its subsidiaries (“Utiliserve”), a wholesale distributor of electrical transmission and distribution products and services to the United States’ electric utility industry. As a result of the acquisition, the Company expects to be a leading provider of electrical transmission and distribution products and services in the United States. It also expects to expand the development of customer contracts as a result of Utiliserve’s value-added services, including vendor-managed inventory, collaborative emergency response, and job-site delivery. Through its supply chain management solutions, Utiliserve is able to assume full responsibility for its customers’ warehouse, work-flow, and inventory management needs.

The purchase price consisted of $33.4 million cash paid (net of cash acquired of $1.9 million) for Utiliserve’s net equity along with the assumption of $54.5 million and $33.2 million of long-term debt and other liabilities, respectively. The results of Utiliserve’s operations have been included in the Company’s consolidated statements of income since August 9, 2002. The total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141. Goodwill, all of which is non-deductible for income tax purposes, and other intangible assets recorded in connection with the transaction totaled $56.3 million and $8.6 million, respectively. The goodwill was assigned entirely to the Utilities segment. The fair value assigned to intangible assets and the related weighted-average useful life was based on valuations prepared by an independent third party appraisal firm using estimates and assumptions provided by management. The intangible assets are subject to amortization and consist mainly of customer contracts that are being amortized on a straight-line basis over a weighted-average useful life of 14.6 years. The estimated annual amortization expense related to these contracts for the next five fiscal years is expected to be $0.6 million. Pro forma results of operations reflecting this acquisition have not been presented because the results of Utiliserve’s operations are not material to the Company’s consolidated operating results or assets in fiscal 2003 or 2002.

During fiscal 2002 and 2001, the Company acquired several other wholesale distributors of materials to the construction and industrial markets that were accounted for as purchases. These acquisitions, individually and in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

The assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting are summarized below (in thousands):

	Fiscal Years Ended
	2003	2002	2001
Accounts receivable	$19,934	$13,498	$8,828
Inventories	30,447	9,671	10,406
Property and equipment	2,382	961	6,813
Goodwill	56,325	23,713	27,722
Other assets (including intangibles)	13,885	133	4,413

Assets acquired	122,973	47,976	58,182

Accounts payable and accrued liabilities	(33,167)	(8,040)	(9,991)
Long-term debt	(54,536)	(8,595)	(2,475)

Liabilities assumed	(87,703)	(16,635)	(12,466)

Cash purchase price	$35,270	$31,341	$45,716

Consideration in fiscal 2001 for bestroute.com (“bestroute”) included 723,183 stock rights with a fair value of $7.3 million. There was no stock consideration issued in connection with business acquisitions during fiscal 2003 and 2002.

Divestitures

On December 30, 2002, the Company sold its remaining 49.0% equity investment in Anasteel Supply Company, LLC. for $2.3 million. The Company received cash proceeds of $2.0 million with the remaining $0.3 million of consideration in the form of a long-term note receivable due July 31, 2005. The note receivable bears interest at a fixed rate of 7.0%.

In January 2001, the Company completed the sale of the assets of its pool and spa business for $48.0 million subject to working capital adjustments. The Company received cash proceeds of $23.0 million with the remaining $25.0 million of consideration in the form of a short-term note receivable. The note receivable bore interest at a fixed rate of 7.0% and was fully collected in fiscal 2002. In fiscal 2001, the Company recorded a pre-tax gain of $11.0 million in connection with the sale. The pool and spa business was engaged in the wholesale distribution of swimming pool and spa equipment and supplies. Net sales and income before income taxes for the pool and spa business were $144.0 million and $4.1 million, respectively, in fiscal 2001.

In fiscal 2000, the Company invested $1.8 million in bestroute, an e-commerce company founded in 1999 to provide hard-to-find inventory products to wholesale distributors and end-users via the internet. During fiscal 2001, the Company was required to fund an additional $6.3 million to bestroute as certain operating thresholds were met. In September 2000, the Company acquired the remaining 51.0% interest of bestroute in a transaction where the other members of bestroute received 723,183 stock rights of the Company. Under the terms of the agreement, the stock rights were exercisable by the holders on or after February 1, 2001 and granted the holders the right to convert their bestroute holdings into the Company’s common stock. The agreement also provided a call provision under which the Company had the ability to call the stock rights in exchange for shares of the Company’s common stock. The exercise of a portion of the stock rights issued was contingent upon bestroute meeting its operating plan and demonstrating continued viability as a business. In the fourth quarter of fiscal 2001, bestroute was not able to meet its operating plan and incurred operating losses of $2.1 million. These losses were attributed to bestroute’s inability to gain market acceptance and generate revenues sufficient to cover its operating costs. As a result of these continued losses and viability concerns, the Company discontinued bestroute’s operations and on March 2, 2001, the Company and the holders of the stock rights entered into an agreement to cancel 347,541 of the stock rights and redeem the remaining rights for $7.3 million in cash.

Note 3—Property and Equipment

Property and equipment at January 31, 2003 and January 25, 2002 consist of the following (in thousands):

	2003	2002
Land	$34,588	$34,735
Buildings and improvements	117,520	116,595
Transportation equipment	24,149	20,611
Furniture, fixtures and equipment	75,857	71,743
Construction in progress	19,857	10,306

	271,971	253,990
Less accumulated depreciation	(114,199)	(108,288)

	$157,772	$145,702

Note 4—Goodwill

Effective January 26, 2002, the Company adopted FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. FAS 141 also specifies the criteria which must be met in order for certain acquired intangible assets to be recorded separately from goodwill. Under FAS 142, goodwill is no longer amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This new approach requires the use of valuation techniques and methodologies significantly different from the undiscounted cash flow policy previously followed by the Company.

The Company’s nine operating segments are also the reporting units as defined in FAS 142. The reporting units’ goodwill was tested for impairment during the first quarter of fiscal 2003 based upon the expected present value of future cash flows approach. As a result of this valuation process as well as the application of the remaining provisions of FAS 142, the Company concluded that there was no impairment of goodwill related to any of the Company’s reporting units.

Prior to the adoption of FAS 142, the Company amortized goodwill over estimated useful lives ranging from 15 to 40 years. Had the Company accounted for goodwill consistent with the provisions of FAS 142 in prior periods, the Company’s net income, basic earnings per share, and diluted earnings per share would have been affected as follows (dollars in thousands except per share data):

	Fiscal Years Ended
	2003	2002	2001
Net income, as reported	$58,084	$44,065	$46,515
Add: goodwill amortization, net of tax	—	5,445	5,359

Adjusted net income	$58,084	$49,510	$51,874

Basic earnings per share, as reported	$2.50	$1.90	$2.00
Add: goodwill amortization, net of tax	—	0.23	0.23

Adjusted basic earnings per share	$2.50	$2.13	$2.23

Diluted earnings per share, as reported	$2.45	$1.88	$1.97
Add: goodwill amortization, net of tax	—	0.23	0.23

Adjusted diluted earnings per share	$2.45	$2.11	$2.20

Note 5—Branch Closure and Consolidation Activities

In the normal course of business, the Company’s management continually evaluates the operations and performance of its individual branches and identifies branches for closure or consolidation. Prior to January 25, 2002, the Company’s management approved a plan to close and consolidate 43 branches, including bestroute as discussed in note 2 above, because these branches did not strategically fit into the Company’s core businesses and/or they did not perform to management’s expectations. During fiscal 2003, the Company announced the closure of an additional seven branches along with its distribution center in Georgia. The following is a summary of the expenses associated with the Company’s closure activities (in thousands):

	Fiscal Years Ended
	2003	2002	2001
Cost of sales	$391	$1,647	$—

Severance expense	$49	$519	$—
Lease expense	—	1,610	—
Professional expense (contractual obligation)	—	650	—
Other	(255)	885	—

Selling, general and administrative expenses	$(206)	$3,664	$—

Non-operating expenses	$26	$658	$—

The cost of sales amounts represented an inventory write-down of products that will no longer be saleable following the closure of the branches. Severance expense included charges associated with payments owed to employees who have been or will be involuntarily terminated in connection with the Company’s branch closures. All terminations from branch closures in fiscal 2003 have occurred prior to January 31, 2003. The Company has accrued the estimated lease obligation from the planned closure date through the end of the contractual lease term, net of any estimated sublease income. Other costs accrued for branches identified for closure were based on amounts due under agreements and/or based on estimates to terminate such agreements. Non-operating expenses primarily related to write-downs of assets for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment.

During the third quarter of fiscal 2003, the Company reversed accruals totaling $0.5 million related to previous branch closures mainly as a result of favorable settlements of lease obligations for less than originally anticipated.

The liability balance, included in other current liabilities, related to the Company’s closure activities as of January 31, 2003 and January 25, 2002 was as follows (in thousands):

	2003	2002
Beginning balance	$3,102	$—
Provision (income)	(185)	4,322
Cash expenditures:
Lease	(1,131)	(262)
Severance	(108)	(461)
Other	(351)	(387)
Non-cash asset impairments	(176)	(110)

Ending balance	$1,151	$3,102

Note 6—Impairment of Long-Lived Assets

In the fourth quarter of fiscal 2002, the Company recorded an impairment loss of $0.7 million related to goodwill of one entity in its Plumbing/HVAC segment.

In fiscal 2001, the Company experienced continued operating losses in its e-commerce ventures and international operations. As a result of these losses and based on an analysis of future profitability and anticipated customer demand for these businesses, the Company recorded an impairment charge totaling $15.6 million relating to the write-down of long-lived assets and goodwill. Of the total $15.6 million impairment charge, $10.9 million represented amounts recorded for bestroute (see note 2) and included the impairment of goodwill ($7.3 million), capitalized development software costs and other intangibles ($3.2 million), other current assets ($0.2 million), and equipment ($0.2 million). Of the remaining $4.7 million of impairment charges, the components are goodwill associated with the Company’s international operations ($2.2 million), the Company’s investment in supplyForce.com ($2.0 million), and certain equipment ($0.5 million).

Note 7—Long-Term Debt

Long-term debt at January 31, 2003 and January 25, 2002 consists of the following (dollars in thousands):

	2003	2002
8.27% senior notes, due 2003	$19,000	$19,000
8.27% senior notes, due 2005	16,800	22,400
8.42% senior notes, due 2007	103,000	103,000
7.96% senior notes, due 2011	79,333	88,666
7.14% senior notes, due 2012	36,191	40,000
7.19% senior notes, due 2012	40,000	40,000
6.74% senior notes, due 2013	50,000	50,000
Unsecured bank notes under $275,000 revolving credit agreement, payable January 25, 2004, with varying interest rates between 1.6% to 2.1% at January 31, 2003	72,366	16,142
Commercial paper	—	36,409
Other notes payable with varying interest rates of 2.4% to 18.7% at January 31, 2003 with due dates from 2003 to 2019	25,201	7,229

	441,891	422,846
Less current portion	(63,815)	(19,175)

	$378,076	$403,671

Unsecured Bank Notes and Line of Credit Agreements

The Company’s borrowing capacity under its revolving credit agreement totaled $275.0 million (subject to borrowing limitations under the revolving credit agreement) at January 31, 2003. Under the revolving credit agreement, interest is payable at market rates plus applicable margins. Facility fees of 0.15% are paid on the revolving credit agreement.

On March 26, 2003, the Company replaced its existing $275.0 million revolving credit agreement, which was scheduled to mature on January 25, 2004, with a new $252.5 million revolving credit agreement (the “new credit agreement”), subject to borrowing limitations, which matures on March 26, 2007. The March 26, 2003 agreement supports the classification of amounts borrowed under the prior revolving credit agreement and maturing within one year as long-term debt at January 31, 2003. The new credit agreement is unsecured and contains financial and other covenants, including limitations on dividends and maintenance of certain financial ratios. Interest is payable at market rates plus applicable margins and commitment fees of 0.25% are paid on the new credit agreement.

The Company has a commercial paper program backed by its revolving credit agreement. There were no commercial borrowings outstanding at January 31, 2003. The weighted-average interest rate on outstanding commercial paper borrowings of $36.4 million at January 25, 2002 was 2.9%. The Company has the ability and intent to refinance short-term borrowings on a long-term basis. Accordingly, all of the commercial paper borrowings at January 25, 2002 have been classified as long-term debt.

On January 15, 2002, the Company’s line of credit agreement was amended to decrease borrowing capacity from $75.0 million to $36.3 million. This line of credit agreement matured on July 31, 2002 and was not renewed by the Company.

The Company had two short-term lines of credit with borrowing capacities of $10.0 million and $15.0 million, respectively. On July 25, 2002, both line of credit agreements were amended to extend the maturity dates to June 30, 2003. Concurrent with this amendment, the funds under the $15.0 million line of credit agreement were allocated to an operating lease agreement. On August 30, 2002, the operating lease agreement was amended to increase borrowing capacity from $15.0 million to $18.7 million. Under the terms of the operating lease agreement, the Company leases certain equipment, including vehicles, forklifts, and trailers from various companies with funds provided by the $18.7 million line of credit. Monthly payments are made to the bank in accordance with the terms of each specific equipment lease. There was no remaining availability under the operating lease agreement at January 31, 2003. There were no amounts outstanding at January 31, 2003 under the $10.0 million line of credit agreement. At January 25, 2002, $0.2 million was outstanding under the $10.0 million line of credit agreement. Concurrent with the execution of the new credit agreement, the $10.0 million line of credit agreement, which was uncommitted, was terminated.

Other Notes Payable

On June 22, 2001, the Company entered into an agreement (“lease facility agreement”) with Atlantic Financial Group, Ltd. (“AFG”), certain financial parties as lenders, and SunTrust Bank as agent (“SunTrust”) in which AFG and SunTrust agreed to fund up to $40.0 million for the acquisition and development of real property projects chosen by the Company, including up to $25.0 million for the Company’s new corporate headquarters building in Orlando, Florida (“Orlando property”) which is expected to cost approximately $23.0 million. Concurrently, the Company entered into an agreement with AFG, certain financial parties as lenders, and SunTrust as agent for the construction of a new warehouse in Miami, Florida (“Miami property”). Pursuant to this agreement, AFG and SunTrust agreed to fund up to $15.0 million for the construction of this facility, which is expected to cost approximately $13.0 million.

Orlando Property

Under the terms of the loan agreement (“Orlando loan agreement”) between AFG and SunTrust for the Orlando property, AFG was required to fund the lease facility through a nominal equity investment, with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Orlando loan agreement, the Company executed a master lease agreement (“Orlando lease agreement”) with AFG under which the Company would lease the Orlando property for a five-year term, including the construction period and a lease period. The Orlando lease agreement required interest only payments that began at the earlier of the completion of construction or eighteen months following the acquisition of the Orlando property. Payments were interest only at LIBOR rates plus applicable credit spreads. Although AFG has partially funded the lease facility through equity contributions, AFG does not have sufficient residual equity at risk. Accordingly, the Company has included the assets and liabilities related to AFG’s Orlando loan agreement in the consolidated balance sheet at January 25, 2002. The outstanding borrowings and related assets of $1.1 million are recorded in long-term debt and construction in progress at January 25, 2002.

On June 5, 2002, the Company terminated its Orlando loan agreement with AFG and SunTrust. Concurrently, the Company executed a new real estate term credit agreement (the “credit agreement”) with SunTrust, and the outstanding principal balance of $1.7 million under the Orlando loan agreement was paid off and rolled into the credit agreement. Under the terms of the credit agreement, SunTrust agreed to fund up to a maximum of $25.0 million for the acquisition and development of the Company’s new corporate headquarters building in Orlando, Florida. The credit agreement bears interest based on LIBOR plus applicable credit spreads (estimated to be 102.5 basis points at January 31, 2003) and matures July 31, 2005. At January 31, 2003, the total outstanding borrowings and related assets of $10.1 million under the credit agreement are recorded in long-term debt and construction in progress.

Miami Property

Under the terms of the loan agreement (“Miami loan agreement”) between AFG and SunTrust for the Miami property, AFG was required to fund the Miami property through an equity investment of approximately 20% with the remainder funded through non-recourse borrowings from SunTrust. Concurrent with the execution of the Miami loan agreement, the Company executed a master lease agreement (the “Miami lease agreement”) with AFG. Under the terms of the Miami lease agreement, the Company will lease the Miami property with rent payments beginning in September 2003. Rent payments for the first four years are interest only at a rate based on LIBOR plus applicable credit spreads (estimated to be 125 basis points at January 31, 2003). Beginning in the fifth year, rents are re-amortized and rates for the remainder of the term increase to 12.5% plus applicable consumer price index adjustments. During the first four years of the Miami lease agreement, the Company may elect to purchase the property for the existing lease balance or convert it into the Company’s lease facility agreement referenced above. Although AFG has sufficient equity at risk with respect to the Miami property, the assets and liabilities related to AFG’s Miami loan agreement have been included in the consolidated balance sheets based on the required consolidation of the assets and liabilities related to AFG’s lease facility referenced above. The outstanding borrowings and related assets of $6.7 million and $5.5 million are reflected in long-term debt and construction in progress at January 31, 2003 and January 25, 2002, respectively.

Other

The Company’s debt agreements contain covenants that require the Company, among other things, to maintain certain financial ratios and minimum net worth levels. The covenants also restrict the Company’s activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $75.3 million was available at January 31, 2003 for payment of dividends. At January 31, 2003, the Company was in compliance with all financial covenants.

Maturities of debt for each of the five years subsequent to January 31, 2003 and in the aggregate are as follows (in thousands):

Fiscal Years Ending
2004	$63,815
2005	44,628
2006	54,582
2007	45,022
2008	123,419
Thereafter	110,425

$441,891

Note 8—Income Taxes

The consolidated provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended
	2003	2002	2001
Currently payable:
Federal	$23,290	$17,811	$37,515
State	2,157	2,321	4,315

	25,447	20,132	41,830

Deferred:
Federal	13,219	10,998	(7,007)
State	1,489	(509)	(661)

	14,708	10,489	(7,668)

	$40,155	$30,621	$34,162

The following is a reconciliation of tax computed at the statutory federal rate to the income tax expense in the consolidated statements of income (dollars in thousands):

	Fiscal Years Ended
	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Tax computed at statutory federal rate	$34,384	35.0%	$26,140	35.0%	$28,237	35.0%
Effect of:
State and local income tax, net of federal income tax benefit	2,369	2.4%	1,509	2.0%	2,377	2.9%
Nondeductible expenses	1,283	1.3%	2,336	3.1%	3,548	4.4%
Other, net	2,119	2.2%	636	0.9%	—	—

	$40,155	40.9%	$30,621	41.0%	$34,162	42.3%

The components of deferred tax assets and liabilities at January 31, 2003 and January 25, 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets:
Allowance for doubtful accounts	$1,874	$2,016
Inventories	6,195	5,621
Property and equipment	—	700
Accrued vacation	2,522	2,481
Other accrued liabilities	4,458	2,843
Net operating losses	4,736	2,086
Deferred compensation	4,756	3,498

Gross deferred tax assets	24,541	19,245
Valuation allowance	(219)	(72)

Total deferred tax assets	24,322	19,173

Deferred tax liabilities:
Capitalized software development costs	2,709	2,793
Goodwill and intangible assets	16,634	7,165
Deferred revenue	9,671	—
Prepaid expenses and other current assets	9,374	7,554
Property and equipment	70	—
Other	118	113

Total deferred tax liabilities	38,576	17,625

Net deferred tax (liabilities) assets	$(14,254)	$1,548

At January 31, 2003, the Company had federal and state net operating loss carryforwards of $4.7 million, which expire between 2012 and 2023. A valuation allowance has been provided on certain of the net operating losses at January 31, 2003 as full realization of these assets is not considered more likely than not.

Note 9—Employee Benefit Plans

Profit Sharing Plan

The Company has a 401(k) profit sharing plan, which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. The maximum percentage of each eligible employee’s contribution to be matched by the Company was increased from 4% to 5% on February 1, 2000 and from 5% to 6% on February 1, 2001. Additional annual contributions may be made at the discretion of the Board of Directors. Amounts charged to expense for this plan totaled $4.9 million, $5.0 million and $4.3 million in fiscal 2003, 2002 and 2001, respectively.

Bonus Plans

The Company has bonus plans, based on growth, profitability formulas, and return on assets, which provide incentive compensation for key officers and employees. Amounts charged to expense for bonuses to executive officers totaled $2.8 million, $1.3 million and $1.4 million in fiscal 2003, 2002 and 2001, respectively.

Deferred Executive Compensation Plan

A non-qualified executive deferred compensation plan established on March 1, 2002 allows eligible employees to defer up to 90.0% of their cash compensation through the plan. The Company does not match employees’ contributions under the current plan.

Supplemental Executive Retirement Plan

The Company has a defined benefit retirement plan, which provides supplemental benefits for certain key executive officers, generally for periods up to 15 years, upon retirement, disability, or death. The obligations are not funded separately from the Company’s general assets. At January 31, 2003 and January 25, 2002, the liability under the plan, as determined in accordance with FAS 87, Employers’ Accounting for Pensions, was $5.1 million and $4.6 million, respectively. The liability in each year is recorded in other noncurrent liabilities. Amounts charged to expense under the plan totaled $0.6 million, $0.5 million and $0.7 million in fiscal 2003, 2002 and 2001, respectively.

Note 10—Commitments and Contingencies

Lease Commitments

The Company occupies certain facilities and operates certain equipment and vehicles under leases that expire at various dates through the year 2012. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance, and common area maintenance on most of the Company’s facility leases. Rent expense under these leases totaled $51.5 million, $51.6 million and $51.1 million in fiscal 2003, 2002 and 2001, respectively. Future minimum annual rental payments, under non-cancelable operating leases, as of January 31, 2003 are as follows (in thousands):

Fiscal Years Ending
2004	$41,158
2005	35,318
2006	24,994
2007	15,844
2008	9,358
Thereafter	9,331

$136,003

Certain operating leases for vehicles and equipment expiring in fiscal 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company’s guarantee obligation at January 31, 2003 is approximately $3.0 million. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, none of the proceedings are material in relation to the Company’s consolidated operations, cash flows, or financial position.

Note 11—Stock Option Plans

Stock Plans

The Company’s two active stock plans include the 1997 Executive Stock Plan (the “1997 Stock Plan”) and the Directors’ Stock Option Plan. These stock plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 2,552,500 shares of common stock, including 2,250,000 shares to key employees and 302,500 shares to non-employee board of director members. Under these plans, options are granted at prices not less than the market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company’s stock are at least 110% of market value at date of grant. Options may be granted from time to time until December 31, 2006 with respect to the 1997 Stock Plan or May 24, 2003 with respect to the Directors’ Stock Option Plan. An option becomes exercisable at such times and in such installments as set forth by the compensation committee of the Board of Directors (the “compensation committee”) or by the Directors’ Stock Option Plan. Under the 1997 Stock Plan, the Company can grant up to 1,125,000 shares of the authorized options as restricted stock to certain key employees. These shares are subject to certain transfer restrictions, and vesting may be dependent upon continued employment, the satisfaction of performance objectives, or both.

In May 2002, the shareholders approved an amendment to the 1997 Stock Plan allowing the compensation committee to make grants of performance-based restricted shares to senior executives. Performance-based shares are used as an incentive to increase shareholder returns with actual awards based on various criteria, including increases in the price of the Company’s common shares, earnings per share, shareholder value, and net income. Compensation expense for the anticipated number of shares to be issued, if any, will be recognized over the vesting period. On August 21, 2002, target awards of 125,000 shares have been made to these senior executives. These shares will be issued in five separate tranches if the price of the Company’s common shares achieves certain levels. As of January 31, 2003, none of these price levels have been attained and accordingly, no restricted shares have been issued to the participants.

During fiscal 2002, the Company granted certain senior executives 410,000 restricted shares in accordance with a stock performance award under the 1997 Stock Plan. The shares were awarded in five separate tranches as the price of the Company’s common shares achieved certain levels as determined by the compensation committee. At January 25, 2002, all such stock price achievement levels had been met. The shares vest five years from the award date, and are subject to certain other vesting and forfeiture provisions contained in the 1997 Stock Plan. The market value of the restricted shares was $10.7 million at the date of the grant and was recorded as unearned compensation, a component of shareholders’ equity. This amount is being charged to expense over the respective vesting period and totaled $2.2 million and $0.7 million in fiscal 2003 and 2002, respectively.

During fiscal 2003 and 2002, the Company granted certain employees 20,000 and 11,000 shares of restricted stock, with market values at the date of grant of $0.6 million and $0.3 million, respectively. There were no restricted stock grants made to employees during fiscal 2001. In fiscal 2003, 2002 and 2001, the Company also cancelled 29,888, 84,709 and 6,000, respectively, of the restricted shares granted, with market values at the date of grant of $0.5 million, $1.5 million and $0.1 million, respectively, according to the provisions of the grant. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders’ equity, and is being charged to expense over the respective vesting periods. In fiscal 2003, 2002 and 2001, this expense totaled $0.7 million, $0.8 million and $1.5 million, respectively.

The 1997 Stock Plan also permits the granting of stock appreciation rights (“SARs”) to holders of options. Such rights permit the option holder to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company’s common stock exceeds the option price for the stock and receive payment in common stock or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 31, 2003.

Stock Options

Stock option and restricted stock activity and information about the 1997 Stock Plan and the Directors’ Stock Plan are as follows:

Stock Options	Shares Subject To Option	Weighted- Average Option Price
Balance at January 28, 2000 (426,947 shares exercisable)	733,147	$22.32
Granted	502,000	18.75
Exercised	(83,420)	8.62
Cancelled	(27,838)	24.72

Balance at January 26, 2001 (1,098,789 shares exercisable)	1,123,889	21.21
Granted	167,500	20.71
Exercised	(255,425)	14.63
Cancelled	(80,600)	26.91

Balance at January 25, 2002 (695,664 shares exercisable)	955,364	22.40
Granted	672,200	33.91
Exercised	(232,387)	20.97
Cancelled	(30,400)	31.40

Balance at January 31, 2003 (544,277 shares exercisable)	1,364,777	$28.11

Restricted stock	Shares Outstanding	Shares Available for Issuance
Balance at January 28, 2000	362,021	12,979
Additional authorized	—	500,000
Granted	—	—
Cancelled	(6,000)	6,000
Vested	(13,500)	—

Balance at January 26, 2001	342,521	518,979
Granted	421,000	(421,000)
Cancelled	(84,709)	84,709
Vested	(36,000)	—

Balance at January 25, 2002	642,812	182,688
Additional authorized	—	250,000
Shares transferred to stock option pool	—	(288,900)
Shares assigned but not issued	—	(125,000)
Granted	20,000	(20,000)
Cancelled	(29,888)	29,888
Vested	—	—

Balance at January 31, 2003	632,924	28,676

At January 31, 2003, shares available for award under the 1997 Stock Plan and Directors’ Stock Option Plan totaled 61,986, of which 28,676 could be granted in the form of restricted stock. Outstanding options at January 31, 2003 have expiration dates ranging from August 17, 2004 to November 26, 2012.

The following table summarizes information about stock options outstanding at January 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$12.83–$16.00	85,000	4.8	$14.48	67,500	$14.25
16.92–21.00	307,118	6.7	17.65	182,618	17.80
21.91–28.75	151,639	7.3	24.04	101,339	24.52
32.50–40.00	821,020	8.6	33.91	192,820	34.54

$12.83–$40.00	1,364,777	7.8	$27.94	544,277	$24.54

Stock-Based Compensation

The Company accounts for its stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under FAS 123, as amended by FAS 148, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period. Pro forma information relating to the fair value of stock-based compensation is presented in note 1 under Stock-Based Compensation.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:

	Fiscal Years Ended
	2003	2002	2001
Risk-free interest rates	4.6%	4.7%	6.7%

Dividend yield	1.1%	1.5%	1.3%

Expected volatility	40.3%	38.3%	36.0%

Expected stock option lives	8	8	8

The weighted-average estimated fair value of employee stock options granted during 2003, 2002 and 2001 was $15.94, $9.16 and $8.77 per share, respectively. The pro forma calculations above do not include the effects of options granted prior to fiscal 1996.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions could materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 12—Capital Stock

Treasury Stock

On March 15, 1999, the Company’s Board of Directors authorized the Company to repurchase up to 2,500,000 shares of its outstanding common stock to be used for general corporate purposes. Since March 15, 1999, the Company has repurchased 1,572,800 shares at an average price of $22.83 per share, of which 257,000 shares at an average price of $27.78 per share were repurchased in fiscal 2003 and 394,700 shares at an average price of $19.10 per share were repurchased in fiscal 2002. No shares were repurchased in fiscal 2001. Subsequent to year-end, the Company has repurchased an additional 258,600 shares at an average price per share of $23.39 through March 31, 2003.

Preferred Stock

The Company’s Board of Directors established Series A Junior Participating Preferred Stock (“Series A Stock”) consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 1,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company’s common stock. When exercisable, each right will permit the holder to purchase from the Company one one-thousandth of a share (a “unit”) of Series A Stock at a purchase price of $200 per unit. The rights generally become exercisable if a person or group acquires 15% or more of the Company’s common stock or commences a tender offer that could result in such person or group owning 15% or more of the Company’s common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by the Company at $.01 per right at any time prior to the latter of (a) ten days after 20% or more of the Company’s stock is acquired by a person or group and (b) the first date of a public announcement that a person or group has acquired 15% or more of the Company’s stock. The rights expire on June 2, 2008 unless terminated earlier in accordance with the shareholder rights plan.

Note 13—Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the additional dilutive effect of the Company’s potential common shares, which includes certain employee and director stock options, unvested shares of restricted stock and stock rights issued in connection with the bestroute acquisition in fiscal 2001. The following summarizes the incremental shares from these potentially dilutive common shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

	Fiscal Years Ended
	2003	2002	2001
Basic weighted-average number of shares	23,212,392	23,175,025	23,238,025
Incremental shares resulting from:
Stock options	153,011	96,062	56,244
Restricted stock	299,208	84,986	47,363
Stock rights issued in connection with bestroute acquisition	—	67,550	242,386

Diluted weighted-average number of shares	23,664,611	23,423,623	23,584,018

Excluded from the above computations of weighted-average shares for diluted earnings per share were options and unvested shares of restricted stock to purchase 831,020, 362,114 and 1,166,490 shares of common stock at average exercise prices of approximately $33.88, $32.10 and $29.83 for fiscal 2003, 2002 and 2001, respectively, because their effect would have been anti-dilutive.

Note 14—Supplemental Cash Flows

Additional supplemental information related to the consolidated statements of cash flows is as follows (in thousands):

	Fiscal Years Ended
	2003	2002	2001
Income taxes paid	$10,269	$36,642	$36,601
Interest paid	29,862	35,814	44,429
Property acquired with debt	17,946	6,946	—
Note receivable from sale of investment in affiliated entity	300	—	—
Note receivable from sale of pool and spa business	—	—	25,000

During fiscal 2003 and 2002, the Company awarded certain key employees 20,000 and 421,000 restricted shares of the Company’s common stock, respectively, in accordance with the 1997 Executive Stock Plan. There were no restricted stock grants made to employees during fiscal 2001.

During fiscal 2002, the Company retired 342,854 shares of its common stock previously held in treasury.

See note 2 for the net assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting.

Dividends declared but not paid totaled $2.4 million and $2.0 million at January 31, 2003 and January 25, 2002.

Note 15—Related Party Transactions

The Company leases several buildings and properties from certain related parties, including the Company’s chairman and chief executive officer, two members of the Board of Directors, and an executive officer. The leases generally provide that all expenses related to the properties are to be paid by the Company. Rents paid under these leases totaled $2.1 million, $2.1 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively.

The Company made donations totaling $0.9 million, $0.1 million and $0.025 million to Hughes Supply Foundation, Inc. (“HSF”), a not-for-profit charitable organization, in fiscal 2003, 2002 and 2001, respectively. The Board of Directors of HSF is comprised of certain executives of the Company, including the chairman and chief executive officer and the president and chief operating officer.

Note 16—Segment Information

Based on the requirements of Statement of Financial Accounting Standards (“FAS”) 131, Disclosures about Segments of an Enterprise and Related Information, which aligns financial reporting with management structure and responsibility, the Company changed its previously reported operating segments, Electrical/Plumbing, Industrial Pipes, Valves, and Fittings (“Industrial PVF”), and Water & Sewer/Building Materials on a more disaggregated product line basis into six operating segments and an All Other category. This revision in operating segments was made during the third quarter of fiscal 2004. The Industrial PVF segment was unaffected by the changes in reporting structure. The Company’s six reportable segments and an All Other category, which is comprised of the remaining product lines, include the following:

•	Water & Sewer

•	Plumbing/Heating, Ventilating and Air Conditioning (“HVAC”)

•	Electrical

•	Industrial PVF

•	Utilities

•	Maintenance, Repair and Operations (“MRO”)

•	All Other

This is the basis management uses for making operating decisions and assessing performance, and is consistent with how business activities are reported internally to management and the board of directors.

Intersegment sales are excluded from net sales presented for each segment. Income before income taxes includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses, and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with this change in reporting, the Company modified its method of allocating corporate overhead expenses to the individual segments. All prior year amounts related to the segments have been reclassified to conform to the fiscal 2004 composition of reportable operating segments.

The following is a description of the Company’s operating segments:

Water & Sewer

The Water & Sewer segment provides a complete line of water, sewer, and storm-drain products to serve the needs of both contractors and municipalities in all aspects of the water and wastewater industries. In addition, this segment includes the Company’s concrete business, which manufactures pre-fabricated concrete vaults used for sewer and storm drain applications.

Plumbing/HVAC

The Plumbing/HVAC segment includes both the Company’s plumbing and HVAC products and serves primarily the residential and commercial markets through customers such as plumbing contractors, mechanical contractors, HVAC contractors, builders, commercial and industrial purchasing agents as well as municipalities and remodeling contractors.

Electrical

The Electrical segment includes electrical products used in the construction of industrial and commercial buildings, single and multi-family residential homes, manufacturing plants, and various other types of general construction.

Industrial PVF

The Industrial PVF segment distributes specialty stainless and high nickel alloy industrial PVF products for industrial, mechanical, and specialty uses. This segment primarily serves industrial customers such as petrochemical, food and beverage, pulp and paper, mining, marine and pharmaceutical customers, industrial and mechanical contractors, fabricators, wholesale distributors, exporters, and original equipment manufacturers (“OEMs.”)

Utilities

The Utilities segment distributes products that electric utilities need to bring power from the generating plants through the transmission and distribution lines directly to the meters. In addition, the Utilities segment offers supply chain management services, including warehouse integration and outsourcing, meter testing and repair, and product assembly. These products and services allow the Company to provide the electric utility with the products they need in order to keep their systems operational.

MRO

The MRO segment serves the multi-family housing market through customers such as apartment property management companies. The products in the MRO segment include the items needed to maintain an apartment unit or complex, such as plumbing, electrical, appliances/parts, hardware, door/window parts, HVAC equipment/parts, and janitorial supplies.

All Other

The All Other category is comprised of three product lines: Building Materials, Fire Protection, and Mechanical Industrial. In addition, the All Other category included revenues and expenses related to the Pool & Spa business and bestroute.com (“bestroute”), an e-commerce company which provided hard-to-find inventory products to end users via the internet. The Pool & Spa business was sold in January 2001, and bestroute’s operations were closed in March 2001.

The Building Materials product line distributes building material products and focuses on commercial, industrial, multi-family housing, and infrastructure projects.

The Fire Protection product line offers complete fire protection pre-fabrication capabilities, which allows the Company to fabricate entire fire protection systems, deliver them to customers’ jobsites and provide service during the installation.

The Mechanical Industrial product line provides a complete line of valves, actuators, and accessories. This product line serves the industrial and commercial markets through customers such as fabricators, OEMs, industrial subcontractors, mechanical contractors, exporters, municipalities, maintenance departments, engineering departments, and planners.

Corporate

The Corporate category includes corporate level expenses not allocated to the Company’s operating segments.

The following table presents net sales and other financial information by segment for fiscal 2003, 2002 and 2001, as reclassified for the changes discussed above (in thousands):

In Thousands	Water & Sewer	Plumbing/ HVAC	Electrical	Industrial PVF	Utilities	MRO	All Other (1)	Corporate	Total
Net sales
2003	$877,196	$783,775	$375,467	$313,942	$248,315	$118,870	$348,776	$—	$3,066,341
2002	833,050	817,239	430,568	330,375	144,892	110,542	371,042	—	3,037,708
2001	845,001	919,053	463,748	315,315	142,520	109,739	514,787	—	3,310,163

Depreciation and amortization
2003	$3,135	$3,579	$1,185	$791	$913	$398	$2,545	$7,902	$20,448
2002	6,843	6,211	2,044	2,752	466	659	5,039	7,079	31,093
2001	6,172	6,820	2,040	2,876	376	720	6,211	7,336	32,551

Provision for doubtful accounts
2003	$3,569	$2,497	$1,311	$372	$19	$84	$1,249	$—	$9,101
2002	3,135	6,297	670	255	(11)	(22)	342	399	11,065
2001	2,332	4,585	1,073	356	112	167	1,633	368	10,626

Impairment of long-lived assets
2003	$—	$—	$—	$—	$—	$—	$—	$—	$—
2002	—	734	—	—	—	—	—	—	734
2001	416	2,218	—	—	—	—	10,923	2,000	15,557

Gain on sale of pool and spa business
2003	$—	$—	$—	$—	$—	$—	$—	$—	$—
2002	—	—	—	—	—	—	—	—	—
2001	—	—	—	—	—	—	11,000	—	11,000

Operating income (expense)
2003	$39,408	$13,173	$7,779	31,645	$10,185	$8,703	$8,157	$—	$119,050
2002	38,604	(3,107)	12,549	29,019	7,191	5,772	10,057	—	100,085
2001	45,375	(665)	17,572	31,957	7,058	4,213	1,979	(2,000)	105,489

Interest and other income (expense)
2003	$3,674	$2,563	$1,008	$(96)	$33	$348	$1,452	$532	$9,514
2002	3,309	3,074	830	58	139	174	1,259	1,703	10,546
2001	3,428	2,792	983	195	331	(19)	(1,814)	1,580	7,476

Interest expense
2003	$8	$17	$—	$—	$23	$—	$99	$30,178	$30,325
2002	13	—	—	—	—	—	30	35,902	35,945
2001	32	—	—	—	—	—	—	43,256	43,288

Income (Loss) before income taxes
2003	$43,073	$15,719	$8,787	$31,550	$10,195	$9,051	$9,510	$(29,646)	$98,239
2002	41,899	(33)	13,379	29,078	7,330	5,946	11,286	(34,199)	74,686
2001	48,770	2,127	18,555	32,153	7,389	4,194	11,165	(43,676)	80,677

Capital expenditures
2003	$2,331	$798	$52	$538	$251	$111	$652	$10,540	$15,273
2002	3,224	1,666	330	645	151	625	2,833	7,376	16,850
2001	3,375	3,328	1,896	620	195	345	2,653	11,459	23,871

(1)	Results of operations for the Pool & Spa business, which was sold in January 2001, were included in the All Other category and Plumbing/HVAC segment in fiscal 2001.

The following table includes the Company’s investment in accounts receivable less allowance for doubtful accounts, inventories, and goodwill for each segment at January 31, 2003 and January 25, 2002 (in thousands):

	2003
	Accounts Receivable	Inventories	Goodwill	Segment Assets
Water & Sewer	$133,774	$81,419	$86,631	$301,824
Plumbing/HVAC	94,395	112,464	50,118	256,977
Utilities	30,590	42,120	58,746	131,456
Electrical	57,405	37,479	9,014	103,898
Industrial PVF	41,160	117,314	56,398	214,872
MRO	13,123	16,773	1,733	31,629
All Other	52,681	30,882	57,493	141,056

	$423,128	$438,451	$320,133	1,181,712

Cash and cash equivalents				1,671
Deferred income taxes				19,719
Other current assets				48,565
Property and equipment				157,772
Other assets				26,903

Total Assets				$1,436,342

	2002
	Accounts Receivable	Inventories	Goodwill	Segment Assets
Water & Sewer	$125,843	$81,453	$86,631	$293,927
Plumbing/HVAC	89,752	118,178	50,118	258,048
Utilities	11,740	11,636	2,421	25,797
Electrical	59,695	36,891	9,014	105,600
Industrial PVF	42,971	103,663	56,398	203,032
MRO	10,314	14,047	1,733	26,094
All Other	47,638	30,573	57,493	135,704

	$387,953	$396,441	$263,808	$1,048,202

Cash and cash equivalents				6,817
Deferred income taxes				15,420
Other current assets				56,809
Property and equipment				145,702
Other assets				20,312

Total Assets				$1,293,262

The following table presents net sales by product line for fiscal 2003, 2002 and 2001 (in thousands):

	Net Sales
	2003	2002	2001
Water & Sewer	$877,196	$833,050	$845,001
Plumbing	670,072	695,028	788,617
Electric	375,467	430,568	463,748
Industrial	313,942	330,375	315,315
Utilities	248,315	144,892	142,520
MRO	118,870	110,542	109,739
HVAC	113,703	122,211	130,436
Building Materials	167,926	182,801	183,902
Fire Protection	101,984	113,267	107,212
Mechanical Industrial	78,866	74,891	79,641
Pool & Spa	—	—	144,003
Bestroute	—	83	29

	$3,066,341	$3,037,708	$3,310,163

Note 17—Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited results of operations for each quarter in fiscal 2003 and 2002 (in thousands except per share data):

	First	Second	Third	Fourth	Full Year
Fiscal 2003
Net sales	$790,004	$774,651	$804,061	$697,625	$3,066,341
Gross profit	181,218	180,683	188,522	159,909	710,332
Net income	12,394	18,546	19,775	7,369	58,084

Earnings per share:
Basic	$0.54	$0.80	$0.85	$0.32	$2.50
Diluted	0.52	0.78	0.84	0.31	2.45

Average shares outstanding:
Basic	23,159	23,283	23,252	23,160	23,212
Diluted	23,632	23,781	23,609	23,511	23,665

Dividends per share	$0.085	$0.085	$0.085	$0.100	$0.355

Fiscal 2002
Net sales	$775,149	$806,317	$790,042	$666,200	$3,037,708
Gross profit	175,125	180,959	182,994	158,609	697,687
Net income	6,417	14,667	17,742	5,239	44,065

Earnings per share:
Basic	$0.28	$0.63	$0.77	$0.23	$1.90
Diluted	0.27	0.63	0.76	0.22	1.88

Average shares outstanding:
Basic	23,297	23,170	23,145	23,089	23,175
Diluted	23,603	23,270	23,356	23,395	23,424

Dividends per share	$0.085	$0.085	$0.085	$0.085	$0.340

Report of Independent Certified Public Accountants

To the Shareholders and Board of Directors of Hughes Supply, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 31, 2003 and January 25, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, effective January 26, 2002, the Company changed its method of accounting for goodwill and certain intangible assets as a result of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Orlando, Florida March 26, 2003

(except as to Note 16, which is as of

December 10, 2003)

Management’s Responsibility for Financial Statements

The consolidated financial statements and related information included in this Annual Report were prepared in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity of the financial statements and for the related information. Management has included in the Company’s consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances. The responsibility of the Company’s independent accountants is to express an opinion on the fairness of the consolidated financial statements. Their opinion is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America as further described in their report.

The Audit Committee of the Board of Directors is composed of three non-management directors. The Committee meets periodically with financial management, internal auditors, and the independent accountants to review internal accounting control, auditing and financial reporting matters.

HUGHES SUPPLY, INC.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(in millions, except per share data)

	Nine Months Ended
	October 31, 2003	November 1, 2002
Net Sales	$2,457.4	$2,368.7
Cost of Sales	1,904.0	1,818.6

Gross Margin	553.4	550.1

Operating Expenses:
Selling, general and administrative	441.3	432.2
Depreciation and amortization	15.6	14.9

Total operating expenses	456.9	447.1

Operating Income	96.5	103.0

Other Income (Expense):
Interest and other income	4.8	6.0
Interest expense	(22.4)	(23.1)

	(17.6)	(17.1)

Income Before Income Taxes	78.9	85.9
Income Taxes	30.6	35.2

Net Income	$48.3	$50.7

Earnings Per Share:
Basic	$2.12	$2.18

Diluted	$2.07	$2.14

Weighted-Average Shares Outstanding:
Basic	22.8	23.2

Diluted	23.3	23.7

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	October 31, 2003 (unaudited)	January 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$2.0	$1.7
Accounts receivable, less allowance for doubtful accounts of $11.2 and $8.5	497.2	423.1
Inventories	430.3	438.5
Deferred income taxes	20.9	19.7
Other current assets	51.0	48.5

Total current assets	1,001.4	931.5

Property and Equipment	173.0	157.8
Goodwill	336.5	320.1
Other Assets	30.5	26.9

Total assets	$1,541.4	$1,436.3

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$63.7	$63.8
Accounts payable	304.7	230.0
Accrued compensation and benefits	36.6	43.3
Other current liabilities	51.4	35.6

Total current liabilities	456.4	372.7

Long-Term Debt	353.3	378.1
Deferred Income Taxes	40.2	34.0
Other Noncurrent Liabilities	7.5	6.7

Total liabilities	857.4	791.5

Commitments and Contingencies

Shareholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 23,923,280 and 23,935,764 shares issued	23.9	23.9
Capital in excess of par value	222.4	222.4
Retained earnings	457.5	416.7
Treasury stock, 394,450 and 245,700 shares, at cost	(10.1)	(6.8)
Unearned compensation related to outstanding restricted stock	(9.7)	(11.4)

Total shareholders’ equity	684.0	644.8

Total liabilities and shareholders’ equity	$1,541.4	$1,436.3

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in millions)

	Nine Months Ended
	October 31, 2003	November 1, 2002
Cash Flows from Operating Activities:
Net income	$48.3	$50.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.6	14.9
Provision for doubtful accounts	5.6	8.1
Deferred income taxes	5.0	9.6
Other	2.2	2.7
Changes in assets and liabilities, net of businesses acquired:
Accounts receivable	(65.7)	(61.7)
Inventories	14.7	(16.0)
Other current assets	(2.3)	17.4
Other assets	(1.9)	—
Accounts payable	81.9	53.3
Accrued compensation and benefits	(9.9)	1.0
Other current liabilities	13.3	9.5
Other noncurrent liabilities	0.8	0.2

Net cash provided by operating activities	107.6	89.7

Cash Flows from Investing Activities:
Capital expenditures	(12.4)	(13.4)
Proceeds from sale of property and equipment	1.5	3.7
Business acquisitions, net of cash	(17.8)	(33.4)

Net cash used in investing activities	(28.7)	(43.1)

Cash Flows from Financing Activities:
Net (payments) borrowings under short-term debt arrangements	(34.3)	34.6
Principal payments on other debt	(16.2)	(60.7)
Purchase of treasury shares	(6.0)	(2.8)
Dividends paid	(7.1)	(6.1)
Other	(15.0)	(16.1)

Net cash used in financing activities	(78.6)	(51.1)

Net Increase (Decrease) in Cash and Cash Equivalents	0.3	(4.5)
Cash and Cash Equivalents, Beginning of Period	1.7	6.8

Cash and Cash Equivalents, End of Period	$2.0	$2.3

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES SUPPLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1. Basis of Presentation

In the opinion of Hughes Supply, Inc. (the “Company”), the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for the nine months ended October 31, 2003 and November 1, 2002, the financial position as of October 31, 2003, and cash flows for the nine months ended October 31, 2003 and November 1, 2002. The results of operations for the nine months ended October 31, 2003 are not necessarily indicative of the trends or results that may be expected for the full year. Certain information and disclosures normally included in the notes to the annual consolidated financial statements have been omitted from these interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended January 31, 2003, as filed with the Securities and Exchange Commission.

Business

Founded in 1928, the Company is one of the largest diversified wholesale distributors of construction, repair and maintenance and related products. The Company distributes over 300,000 products to more than 75,000 customers through approximately 460 wholesale branches located in 34 states. The Company’s principal customers include: electrical; plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies.

Fiscal Year

The fiscal year of the Company is a 52 or 53-week period ending on the last Friday in January. Fiscal year 2004 is a 52-week period while fiscal year 2003 was a 53-week period. The nine months ended October 31, 2003 and November 1, 2002 contained 39 and 40 weeks, respectively.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no net impact on previously reported results of operations.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“FAS”) 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. In general, FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As the Company does not currently have any derivative financial instruments, the adoption of FAS 149 did not have any impact on the Company’s consolidated financial statements.

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003 and clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As the Company did not have any of these financial instruments, the adoption of FAS 150 did not have any impact on the Company’s consolidated financial statements.

FIN 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

Note 2. Business Combinations

Effective August 4, 2003, the Company acquired substantially all of the net assets of Marden Susco, LLC (“Marden Susco”), a southern California supplier of underground piping products for use in municipal water, sewer and storm drain systems. As a result of the acquisition, the Company has expanded the geographical presence of its Water & Sewer business into the state of California.

The purchase price consisted of $17.8 million cash paid for Marden Susco’s net assets, including the assumption of $14.0 million of accounts payable and accrued liabilities and $6.7 million of debt, subject to working capital adjustments. The results of Marden Susco’s operations have been included in the Company’s consolidated statements of income since August 4, 2003. The total cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141 (See Note 8). Goodwill, all of which is deductible for income tax purposes, and other intangible assets recorded in connection with the transaction totaled $16.4 million and $1.0 million, respectively. The goodwill and intangible assets were assigned entirely to the Water & Sewer segment. The fair value assigned to intangible assets and the related weighted-average useful life was based on valuations prepared by an independent third party appraisal firm using estimates and assumptions provided by management. The intangible assets are subject to amortization and consist primarily of employment agreements, revenue backlog, and customer lists that are amortized on a straight-line basis over a weighted-average useful life of 4.8 years. The estimated annual amortization expense related to these contracts for the next five fiscal years is expected to be $0.1 million. Pro forma results of operations reflecting this acquisition have not been presented because the results of operations of Marden Susco are not material to the Company’s consolidated operating results or assets.

Note 3. Stock-Based Compensation

The Company accounts for its stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under FAS 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options’ vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in millions except per share data):

	Nine Months Ended
	October 31, 2003	November 1, 2002
Net income as reported:	$48.3	$50.7
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(2.5)	(1.3)

Pro forma net income	$45.8	$49.4

Earnings per share:
Basic —as reported	$2.12	$2.18

Basic —pro forma	$2.00	$2.13

Diluted —as reported	$2.07	$2.14

Diluted —pro forma	$1.97	$2.09

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants issued during fiscal 2004 and fiscal 2003:

	Nine Months Ended
	October 31, 2003	November 1, 2002
Risk-free interest rates	3.8%	4.7%
Dividend yield	1.3%	1.1%
Expected volatility	40.9%	40.3%
Expected stock option lives	8	8

The weighted-average estimated fair value of employee stock options granted was $15.48 and $16.23 per share for the nine months ended October 31, 2003 and November 1, 2002, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions could materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Note 4. Branch Closures and Consolidation Activities

As more fully disclosed in Note 5 of the Company’s notes to the consolidated financial statements in the fiscal 2003 Annual Report, the Company’s management approved a plan to close and consolidate certain branches because they did not strategically fit into the Company’s core businesses and/or they did not perform to management’s expectations.

Effective January 1, 2003, the Company adopted FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities. FAS 146 was effective for exit or disposal activities initiated after December 31, 2002.

In addition to the Company’s branch closure activities, the Company relocated its corporate offices during October 2003. As a result of this decision, the Company recorded approximately $2.0 million in selling, general and administrative expenses during the third quarter of fiscal 2004 to establish an accrued liability for the fair value of the remaining lease payments due under the previous locations’ leases, net of estimated sublease income. The accrual is expected to be paid out substantially by April 2005.

The liability balance, included in other current liabilities, related to the activities discussed above as of the nine months ended October 31, 2003 and the twelve months ended January 31, 2003 was as follows (in millions):

	October 31, 2003	January 31, 2003
Beginning balance	$1.2	$3.1

Provision (income)	2.0	(0.2)
Cash expenditures:
Lease	(0.6)	(1.1)
Severance	—	(0.1)
Other	—	(0.3)
Non-cash asset impairments	—	(0.2)

Ending balance	$2.6	$1.2

Note 5. Long-Term Debt

Long-term debt at October 31, 2003 and January 31, 2003 consisted of the following (in millions):

	October 31, 2003	January 31, 2003
8.27% senior notes, due 2003	$19.0	$19.0
8.27% senior notes, due 2005	16.8	16.8
8.42% senior notes, due 2007	103.0	103.0
7.96% senior notes, due 2011	74.7	79.3
7.14% senior notes, due 2012	34.3	36.2
7.19% senior notes, due 2012	40.0	40.0
6.74% senior notes, due 2013	47.6	50.0
Unsecured bank notes under $290.0 revolving credit agreement, payable March 26, 2007, with an interest rate of 2.0% at October 31, 2003	18.1	72.4

Other notes payable with varying interest rates of 2.2% to 9.8% at October 31, 2003 with due dates between 2004 to 2016	63.5	25.2

	417.0	441.9
Less current portion	(63.7)	(63.8)

Total long-term debt	$353.3	$378.1

On March 26, 2003, the Company replaced its existing $275.0 million revolving credit agreement, which was scheduled to mature on January 25, 2004, with a new $252.5 million revolving credit agreement (the “new credit agreement”), subject to borrowing limitations, which matures on March 26, 2007. The new credit agreement is unsecured and contains financial and other covenants, including limitations on dividends and maintenance of certain financial ratios. Interest is payable at market rates plus applicable margins and commitment fees of 0.25% are paid on the new credit agreement.

On May 22, 2003, the Company amended the new credit agreement to increase maximum borrowing capacity from $252.5 million to $290.0 million effective June 9, 2003.

At October 31, 2003, the Company was in compliance with all financial covenants.

Note 6. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the additional dilutive effect of the Company’s potential common shares, which include certain employee and director stock options, and unvested shares of restricted stock. The following summarizes the incremental shares from these potentially dilutive common shares, calculated using the treasury method, as included in the calculation of diluted weighted-average shares:

	Nine Months Ended
	October 31, 2003	November 1, 2002
Basic weighted-average shares outstanding	22,849,160	23,229,365
Incremental shares resulting from:
Stock options	128,231	167,201
Restricted stock	333,558	298,208

Diluted weighted-average shares outstanding	23,310,949	23,694,774

Stock options to purchase 797,620 shares at an average price of $33.94 per share and 540,020 shares at an average price of $34.37 per share were excluded from the above computation of diluted weighted-average shares outstanding for the nine months ended October 31, 2003 and November 1, 2002, respectively, because their effect would have been anti-dilutive.

Note 7. Capital Stock

On March 15, 1999, the Company’s board of directors authorized the Company to repurchase up to 2.5 million shares of its outstanding common stock to be used for general corporate purposes. Since March 15, 1999, the Company has repurchased a total of 1,831,400 shares at an average price of $22.91 per share, of which 258,600 at an average price of $23.39 per share and 98,000 shares at an average price of $28.48 per share were repurchased during the first nine months of fiscal 2004 and fiscal 2003, respectively. Shares repurchased totaled $6.0 million and $2.8 million in the first nine months of fiscal 2004 and fiscal 2003, respectively.

Treasury stock of 109,850 and 24,251 shares during the first nine months of fiscal 2004 and fiscal 2003, respectively, were issued under stock plans.

Note 8. Supplemental Cash Flows Information

Additional supplemental information related to the accompanying consolidated statements of cash flows is as follows (in millions):

	Nine Months Ended
	October 31, 2003	November 1, 2002
Income taxes paid	$12.7	$19.3
Interest paid	15.7	15.0
Property acquired with debt	18.9	4.7

During the first nine months of fiscal 2004 and fiscal 2003, the Company awarded certain key employees 21,000 and 10,000 restricted shares, respectively, of the Company’s common stock in accordance with the Company’s 1997 Executive Stock Plan.

Dividends declared but not paid totaled $2.4 million and $2.0 million at October 31, 2003 and November 1, 2002, respectively.

For the first nine months of fiscal 2004 and fiscal 2003, the net assets acquired and liabilities assumed for acquisitions recorded using the purchase method of accounting are summarized below (in millions):

	Nine Months Ended
	October 31, 2003	November 1, 2002
Accounts receivable	$13.9	$19.9
Inventories	6.5	30.4
Property and equipment	0.4	2.4
Goodwill	16.4	53.3
Other assets	1.3	9.8

Assets acquired	38.5	115.8

Accounts payable and accrued liabilities	(14.0)	(27.9)
Long-term debt	(6.7)	(54.5)

Liabilities assumed	(20.7)	(82.4)

Cash purchase price	$17.8	$33.4

There was no stock consideration issued in connection with business acquisitions during fiscal 2004 and fiscal 2003.

Note 9. Segment Information

During the third quarter of fiscal 2004, the Company revised its reporting structure to provide additional disclosure by realigning its previously reported operating segments, Electrical/Plumbing, Industrial Pipes, Valves and Fittings (“Industrial PVF”), and Water & Sewer/Building Materials on a more disaggregated basis by product line into six operating segments and an All Other category. The revised operating segments are: Water & Sewer, Plumbing/Heating, Ventilating and Air Conditioning (“Plumbing/HVAC”), Utilities, Electrical, Industrial PVF, and Maintenance, Repair and Operations (“MRO”). The All Other category includes the Company’s Building Materials, Fire Protection, and Mechanical Industrial product lines. The Industrial PVF segment remains unchanged.

The Corporate category includes corporate level expenses not allocated to the Company’s operating segments. Inter-segment sales are excluded from net sales presented for each segment. Operating income for each segment includes certain corporate expense allocations for employee benefits, corporate overhead expenses, data processing expenses, and property/casualty insurance. These allocations are based on consumption or at a standard rate determined by management.

In connection with the change of the Company’s reporting structure mentioned above, the Company changed its method of allocating corporate overhead expenses to the segments. All prior period segment results have been reclassified to reflect these changes.

The following table presents net sales and other financial information by segment for the first nine months of fiscal 2004 and fiscal 2003 (in millions):

Nine Months Ended	Net Sales		Operating Income		Depreciation and Amortization
	October 31, 2003	November 1, 2002	October 31, 2003	November 1, 2002	October 31, 2003	November 1, 2002
Water & Sewer	$706.1	$697.7	$36.5	$37.1	$2.4	$2.4
Plumbing/HVAC	605.9	610.3	11.0	11.5	2.4	2.7
Utilities	279.5	166.9	10.8	6.9	1.1	0.6
Electrical	274.4	291.4	4.8	6.5	0.7	0.9
Industrial PVF	213.7	240.1	17.2	25.5	0.5	0.6
MRO	101.3	94.0	6.8	7.7	0.3	0.3
All Other	276.5	268.3	9.4	7.8	1.7	1.9
Corporate	—	—	—	—	6.5	5.5

	$2,457.4	$2,368.7	$96.5	$103.0	$15.6	$14.9

The following table presents the Company’s accounts receivable net of the allowance for doubtful accounts, inventories, and goodwill, along with accounts payable for each segment as of October 31, 2003 and January 31, 2003 (in millions):

	As of October 31, 2003
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$178.6	$91.9	$102.0	$372.5	$83.1
Plumbing/HVAC	110.0	110.9	48.4	269.3	72.6
Utilities	34.1	45.6	58.7	138.4	42.1
Electrical	57.2	33.1	9.0	99.3	32.9
Industrial PVF	38.5	103.0	56.4	197.9	25.7
MRO	16.4	20.6	1.7	38.7	8.1
All Other	62.4	25.2	60.3	147.9	16.9
Corporate	—	—	—	—	23.3

Total	$497.2	$430.3	$336.5	1,264.0	$304.7

Cash and cash equivalents				2.0
Deferred income taxes				20.9
Other current assets				51.0
Property and equipment				173.0
Other assets				30.5

Total Assets				$1,541.4

	As of January 31, 2003
	Accounts Receivable	Inventories	Goodwill	Segment Assets	Accounts Payable
Water & Sewer	$133.8	$81.4	$85.6	$300.8	$50.5
Plumbing/HVAC	94.4	113.7	48.4	256.5	57.0
Utilities	30.6	42.1	58.7	131.4	22.9
Electrical	57.4	37.5	9.0	103.9	28.1
Industrial PVF	41.2	117.3	56.4	214.9	19.1
MRO	13.1	21.9	1.7	36.7	8.7
All Other	52.6	24.6	60.3	137.5	12.4
Corporate	—	—	—	—	31.3

Total	$423.1	$438.5	$320.1	1,181.7	$230.0

Cash and cash equivalents				1.7
Deferred income taxes				19.7
Other current assets				48.5
Property and equipment				157.8
Other assets				26.9

Total Assets				$1,436.3

Note 10. Related Party Transaction

During the third quarter of fiscal 2004, the Company approved donations totaling $0.2 million to Hughes Supply Foundation, Inc. (“HSF”), a not-for-profit charitable organization. The board of directors of HSF is comprised of certain executives of the Company, including the chairman of the board, the president and chief executive officer, and the executive vice president and chief financial officer.

Note 11. Subsequent Event

On November 26, 2003, the Company entered into a definitive all cash merger agreement with Century Maintenance Supply, Inc. (“Century”), a leading distributor of MRO products serving the multi-family apartment market throughout the United States. Total consideration in the merger will be approximately $360 million, including the assumption of Century’s debt and liabilities. The acquisition, along with the Company’s existing MRO business, will enable the Company to become a leader in the apartment MRO market and facilitate entry into other MRO markets. Completion of the merger agreement is subject to customary conditions, including regulatory approvals, and is anticipated to close during the fourth quarter of fiscal 2004.

The Company intends to finance the acquisition with a combination of funds from its existing revolving credit facility and a committed interim term loan facility provided by Lehman Brothers Inc. and SunTrust Bank. It is anticipated that the interim facility will be refinanced in the first six months of 2004, in either the equity or debt capital markets.

Independent Auditors’ Report

To the Directors and Stockholders of

Century Maintenance Supply, Inc.

We have audited the accompanying consolidated balance sheet of Century Maintenance Supply, Inc. and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Maintenance Supply, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ Deloitte & Touche LLP

Houston, Texas

March 7, 2003, except for the first paragraph of Note 9, as to which the date is March 17, 2003; the second paragraph of Note 9, as to which the date is May 12, 2003; and the third paragraph of Note 9, as to which the date is December 19, 2003

Century Maintenance Supply, Inc.

Consolidated Balance Sheet

December 31, 2002

(In Thousands)

Current assets:
Cash and cash equivalents	$209
Trade accounts receivable, net	29,158
Inventories, net	39,557
Deferred income taxes	692
Prepaid expenses and other current assets	6,364

Total current assets	75,980

Goodwill	5,946
Deferred financing costs	1,435
Other assets	506
Property and equipment:
Buildings and improvements	605
Furniture and fixtures	2,230
Machinery and equipment	8,421

11,256
Less accumulated depreciation	(8,116)

Net property and equipment	3,140

Deferred income taxes	91

Total assets	$87,098

See accompanying notes.

Century Maintenance Supply, Inc.

Consolidated Balance Sheet (continued)

December 31, 2002

(In Thousands, except share data)

Current liabilities:
Accounts payable, trade	$10,673
Revolving credit facility	5,500
Income taxes payable	2,716
Accrued expenses	3,266
Current portion of long-term debt	18,800
Dividends payable	3,577

Total current liabilities	44,532

Long-term debt, less current portion	45,500
Commitments and contingencies (see note 4)

Redeemable exchangeable preferred stock, net $100 par value:
2,000,000 shares authorized; 539,938 shares issued and outstanding	52,711

Stockholders’ deficit:
Common Stock, $0.001 par value: 15,000,000 shares authorized; 12,610,536 shares issued	13
Additional paid-in capital	71,376
Treasury stock, 420,061 shares, at cost	(2,105)
Accumulated deficit	(124,829)
Note receivable from officer	(100)

Total stockholders’ deficit	(55,645)

Total liabilities and stockholders’ deficit	$87,098

See accompanying notes.

Century Maintenance Supply, Inc.

Consolidated Statement of Income

Year Ended December 31, 2002

(In Thousands)

Net sales	$290,749

Cost of goods sold	206,668

Gross profit	84,081

Selling, general, and administrative expenses	52,007

Operating income	32,074

Interest expense	4,753

Income before income taxes	27,321

Provision for income taxes	10,325

Net income	$16,996

See accompanying notes.

Century Maintenance Supply, Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

Year ended December 31, 2002

(In Thousands, except share data)

	Number of Shares Issued	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Note Receivable from Officer	Total Stockholders’ Deficit
Balances at January 1, 2002	12,590,536	$13	$71,176	$(2,105)	$(134,396)	$—	$(65,312)
Purchase of preferred stock, net	—	—	—	—	66	—	66
Preferred dividends	—	—	—	—	(7,495)	—	(7,495)
Issuance of common stock	20,000	—	200	—	—	—	200
Note receivable from officer	—	—	—	—	—	(100)	(100)
Net income	—	—	—	—	16,996	—	16,996

Balances at December 31, 2002	12,610,536	$13	$71,376	$(2,105)	$(124,829)	$(100)	$(55,645)

See accompanying notes.

Century Maintenance Supply, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2002

(In Thousands)

Operating activities:
Net income	$16,996
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	441
Depreciation and amortization	1,661
Bad debt expense	781
Changes in operating assets and liabilities:
Accounts receivable	(3,304)
Inventory	(3,679)
Prepaid expenses and other assets	(340)
Accounts payable	707
Accrued expenses	(322)
Income taxes payable	1,904

Net cash provided by operating activities	14,845

Investing activities:
Purchases of property and equipment	(1,373)

Net cash used in investing activities	(1,373)

Financing activities:
Borrowings under revolving line of credit	14,500
Repayments under revolving line of credit	(9,000)
Repayments of long-term debt	(13,600)
Deferred financing costs	(332)
Issuance of common stock	100
Purchase of preferred stock, net	(5,701)

Net cash used in financing activities	(14,033)

Net decrease in cash	(561)
Cash and cash equivalents at beginning of year	770

Cash and cash equivalents at end of year	$209

See accompanying notes.

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

Century Maintenance Supply, Inc., a Delaware Corporation (the “Company” or “CMS”) distributes general maintenance supplies and air conditioning and heating equipment and parts primarily to apartment complexes throughout the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Recapitalization

Effective July 8, 1998, the Company completed a recapitalization of the Company pursuant to an agreement and plan of merger (“Recapitalization”). The transaction occurred as follows:

•	FS Equity Partners IV, L.P. (“FSEP IV”), formed Century Acquisition Corporation, a Delaware corporation (“Acquisition Co.”) on April 21, 1998.

•	FSEP IV made an equity contribution of approximately $67,451,000 to Acquisition Co. and two other investors contributed a total of approximately $875,000 to Acquisition Co. (the “Equity Investment”). All of the outstanding capital stock of Acquisition Co. was held by FSEP IV and certain investors thereof.

•	The Company issued $40,000,000 of Senior Exchangeable PIK Preferred Stock (the “Preferred Stock”), of which $12,000,000 was purchased by affiliated parties.

•	The Company obtained new secured term loan facilities with an aggregate principal amount of $100,000,000 (see Note 3).

•	Acquisition Co. was merged into the Company (with the Company as the surviving corporation) and Acquisition Co.’s outstanding capital stock was converted into 6,832,619 newly issued shares of the Company.

•	The Company applied the proceeds of the Equity Investment of $68,326,054, proceeds of the secured term loan facilities of $100,000,000 and the proceeds of the sale of the Preferred Stock of $40,000,000 to convert 17,396,272 shares of the Company held by the primary stockholder and the management owners (certain management employees of the Company) and certain options into cash of approximately $182,580,000, and paid costs and expenses associated with the Recapitalization which totaled approximately $14,280,000. Of the $14,280,000 of costs and expenses, approximately $7,982,000 was expensed and the remainder, related to the Preferred Stock and the new credit facility, was offset against the proceeds or capitalized as deferred financing costs (see Notes 3, 6 and 9). The Company also purchased 545,146 options to purchase shares of Common Stock from employees for $4,479,000 (net of exercise price) resulting in a compensation charge of $4,092,000.

Inventories

Inventories consist wholly of finished goods and are stated at cost, applied on the weighted average method of costing, which is not in excess of market. The Company periodically evaluates its reserve for obsolescence. The reserve was $58,000 at December 31, 2002. Net writeoffs of obsolete inventory were $1,121,000 for the year ended December 31, 2002.

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Allowance for Doubtful Accounts

The Company periodically evaluates the creditworthiness of its customers. The Company’s allowance for doubtful accounts is based on current market conditions, and losses on uncollectible accounts have consistently been within management’s expectations. The allowance for doubtful accounts was $1,817,000 at December 31, 2002. Net writeoffs of uncollectible accounts were $318,000 for the year ended December 31, 2002.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and renewals and improvements are capitalized. The cost of property and equipment sold or otherwise retired and the accumulated depreciation applicable thereto are eliminated from the accounts, and the resulting profit or loss is reflected in operations.

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	3-10 years
Furniture and fixtures	5-7 years
Machinery and equipment	3-8 years

Depreciation expense was $1,661,000 for 2002.

Goodwill

Goodwill is associated with businesses acquired in 1997 and 1999. Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 (see New Accounting Standards) on January 1, 2002, the Company ceased amortization of its goodwill. The Company evaluates the carrying amount of goodwill associated with its operating units on an annual basis using a market value approach to identify any potential impairment. No impairment has been recognized in 2002 as a result of this annual evaluation. There has been no movement to the Company’s recorded goodwill during 2002.

Impairment of Long-Lived Assets

Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying values of the assets may not be recoverable. Impairment losses would be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

Revenue Recognition

Revenue is recognized upon delivery of inventory to customers and when title passes to customer. The Company’s revenue recognition practices conform with those described in Staff Accounting Bulletin No. 101 issued by the staff of the Securities and Exchange Commission.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement basis and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Statement of Cash Flows

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Supplemental information for 2002:
Interest paid	$3,950,000

Taxes paid	$7,916,000

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expense, included in selling, general and administrative expenses on the accompanying consolidated statement of income, was approximately $1,015,000 for the year ended December 31, 2002.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to the short-term maturities of these instruments.

The carrying amounts of borrowings pursuant to the Company’s Revolving Credit Facility and the Term Loan Facility approximate fair value because the rates on such agreements are variable, based on current market rates.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For the year ended December 31, 2002, the following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Net Income, as reported	$16,996,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	82,000

Proforma net income	$16,914,000

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive Income

The Company has no components of comprehensive income other than net income.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. SFAS No. 142 supersedes APB opinion No. 17, “Intangible Assets.” SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted this statement during the first quarter of 2002. Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The Company adopted this statement during the first quarter of 2002. The adoption of this statement has had no significant effect on the Company’s consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145, among other things, amends SFAS No. 4 and SFAS No. 64 to require that gains and losses from the extinguishment of debt generally be classified within continuing operations. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Management does not believe the adoption will have a significant impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at a date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require revised disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results.

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

2. Related Parties

The Company purchases and sells various inventory items at cost from and to Century Airconditioning Supply, Inc. (“CAC”), which is a stockholder of the Company and is wholly-owned by a director of the Company and extends credit under standard terms in connection with these sales.

Sales to and purchases from CAC amounted to $21,000 and $126,000, respectively for 2002. The Company had lease expense to related parties amounting to $929,000 for 2002.

3. Long-Term Debt and Notes Payable

Long-term debt at December 31, 2002 consisted of the following:

Long-term debt:
Tranche A Facility (see below)	$7,000,000
Tranche B Facility (see below)	57,300,000

64,300,000
Less current portion	18,800,000

$45,500,000

On July 8, 1998, as part of the Recapitalization, the Company entered into a credit facility, providing for $100.0 million of secured term loan facilities and a $25.0 million revolving loan facility (the “Revolving Credit Facility”). The term loan facility consists of a $40.0 million Tranche A Term Facility and a $60.0 million Tranche B Term Facility (collectively called the “Term Loan Facility”). The Term Loan Facility will amortize over a five-year period for the Tranche A Term Facility and a seven-year period for the Tranche B Term Facility, and the Revolving Credit Facility will mature on September 30, 2003. The payments increase over the amortization periods. The interest rate under the credit facility is variable and based, at the option of the Company, upon either a Eurodollar rate plus 2.5% or a base rate plus 1.5% (for the Revolving Credit Facility and the Tranche A Term Facility) and the Eurodollar rate plus 2.75% or a base rate plus 1.75% (for the Tranche B Term Facility) per annum. As of December 31, 2002, the effective rate was 3.4375% and between 4.125% and 4.1875% for the Tranche A Term Facility and Tranche B Term Facility, respectively. Pursuant to the terms of the Revolving Credit Facility, because the Company achieved certain performance goals, rates under the Tranche A Term Facility, the Revolving Credit Facility and the commitment fee have been reduced as agreed. A commitment fee of 0.375% per annum will be charged on the unused portion of the Revolving Credit Facility. The Company has paid commitment fees of $79,000 in 2002.

The credit facility contains certain non-financial and financial covenants including restrictions on the ability to incur additional debt, declare dividends, purchase treasury stock and capital expenditures. The credit facility is collateralized by substantially all assets of the Company. The Company incurred approximately $4,552,000 of costs as part of obtaining the credit facility which have been recorded as deferred financing costs. The Company amortizes these costs over the average life of the credit facility. The Company recognized amortization of $897,000 as interest expense in 2002.

Maturities of long-term debt at December 31, 2002 are summarized as follows:

2003	$18,800,000
2004	28,500,000
2005	17,000,000

$64,300,000

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

4. Commitments and Contingencies

The Company leases store and distribution center facilities in 37 locations under operating leases that expire over the next five years. The Company also leases vehicles under operating leases.

Future minimum payments under these operating leases are as follows:

Year ending December 31
2003	$3,672,000
2004	1,908,000
2005	988,000
2006	354,000
2007	235,000

$7,157,000

Rental expense for 2002 was $6,444,000.

The Company is party to lawsuits and other proceedings incidental to its business. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that ultimate liabilities, if any, will have a material adverse effect on the financial position, results of operations, or cash flow of the Company.

5. Income Taxes

The provision for income taxes for the year ended December 31, 2002 consisted of the following:

Current:
Federal	$9,037,000
State	847,000

9,884,000
Deferred:
Federal	403,000
State	38,000

441,000

$10,325,000

The differences between income taxes computed at the federal statutory income tax rate and the provision for income taxes for the year ended December 31, 2002 are as follows:

Income tax computed at federal statutory income tax rate	$9,562,000
State income taxes, net of federal benefit	576,000
Nondeductible portion of business meals and entertainment	56,000
Other	131,000

Provision for income taxes	$10,325,000

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Deferred tax assets and liabilities as of December 31, 2002 comprised the following:

Deferred tax assets:
Bad debt allowances	$694,000
Inventory and sales return reserves	22,000
Property, plant, and equipment	91,000

Total deferred tax assets	807,000
Deferred tax liabilities:
Other	(24,000)

Total deferred tax liabilities	(24,000)

Net deferred tax assets	$783,000

6. Stockholders’ Deficit

As part of the Recapitalization the Company sold $40.0 million of 13.25% Senior Exchangeable PIK (Payment-in-kind) Preferred Stock of which $12.0 million was sold to affiliates of the Company. The Preferred stock is due in 2010 with an aggregate liquidation preference of $40.0 million or $100 per share. Dividends are payable semiannually in cash, except that on each dividend payment date on or prior to July 1, 2003, dividends may be paid, at the Company’s option, by issuance of additional shares of preferred stock. Preferred stock is subject to mandatory redemption at its liquidation preference, plus accumulated and unpaid dividends, on July 1, 2010. The Company may redeem the preferred stock in accordance with certain redemption provisions at a date earlier than July 1, 2010. If the Company elects to redeem the preferred stock on or before July 1, 2003, the redemption price will be 113.25% of the liquidation preference price of $100 per share. Holders of preferred stock have no voting rights.

At any time, the Company may, at its option, exchange all of the shares of preferred stock then outstanding for Exchange Debentures in a principal amount equal to the liquidation preference of the shares being exchanged. The exchange debentures would have interest of 13.25% and would be due in 2010. The Company’s credit facility currently prohibits the Company from exchanging the preferred stock. The Company incurred approximately $2,803,000 of costs as part of the sale of the preferred stock which has been offset against the proceeds. The Company has accreted approximately $424,761 in 2002 to accumulated deficit as part of the dividends accrued. Included in the 2002 accretion is $234,000 related to the repurchase of Preferred Stock.

7. Employee Stock Option Plan

In July 1997, the Company established the 1997 Incentive Stock Plan (the “Stock Option Plan”), pursuant to which options may be granted to eligible employees of the company or its subsidiaries for the purchase of an aggregate of 1,000,000 shares of common stock of the Company (the “Common Stock”). The Stock Option Plan is administered by the Board of Directors (the “Board”). The Board has the power to determine which eligible employees will receive stock option rights, the timing and manner of the grant of such rights, the exercise price, the number of shares to be covered by the option, and the type and terms of the options. The Board may, at any time, terminate or amend the Stock Option Plan, provided that no such amendment may adversely affect the rights of optionees with regard to outstanding options.

On July 1, 1997, the Company granted 620,033 non-qualified, fully vested stock options to purchase Common Stock with an exercise price of $1.74 per common share with an expiration date of three years after the date of grant. The grant of options resulted in compensation expense of $625,000 for the excess of the fair value of the

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Common Stock over the exercise price at the date of grant. The Company also granted 322,095 non-qualified, fully vested stock options to purchase Common Stock, with an exercise price of $3.04 per common share and with an expiration date of three years after the date of grant on July 11, 1997. As part of the Recapitalization, the Company repurchased 545,146 of the outstanding options and recognized a compensation charge of $4,092,000 (see Note 1).

In connection with the Recapitalization, the Company adopted the 1998 Nonqualified Stock Option Plan (the “Nonqualified Stock Option Plan”), pursuant to which options may be granted to eligible employees of the Company for the purchase of an aggregate of 1,642,500 shares of Common Stock of the Company. The 1998 Nonqualified Stock Option Plan is administered by the Board of Directors (the “Board”). On July 9, 1998, the Company granted 692,000 non-qualified stock options to purchase Common Stock with an exercise price of $10.00 per common share with an expiration date of seven years after the date of grant. The stock options become exercisable over a four-year period based on the Company meeting certain financial goals each year or on a cumulative basis over the four-year period as set forth in the stock option agreement. Effective December 31, 1998, the Board of Directors approved the vesting of 57,667 options to purchase Common Stock under the 1998 Nonqualified Stock Option Plan.

On July 9, 1998, under the 1998 Nonqualified Stock Option Plan, the Company granted a primary stockholder 180,000 non-qualified stock options to purchase Common Stock of the Company with an exercise price of $10.00 per common share with an expiration date of seven years after the grant date. The stock options become exercisable over a three-year period based on the Company meeting certain financial goals each year or on a cumulative basis over the three-year period as set forth in the stock option agreement.

On January 21, 2002, the Company granted to Joseph Semmer, Century’s newly appointed Chief Executive Officer, a non-qualified option to purchase up to 190,000 shares of Common Stock. 40,000 shares subject to the option are immediately exercisable at an exercise price of $10.00 per share. The remaining shares subject to the option become exercisable over the next three years on the anniversary of the date of grant at exercise prices between $10.00 and $15.00 per share. The option will terminate on the seven-year anniversary of the grant date.

In October 2002, the Company granted non-qualified options to purchase an aggregate of 124,500 shares of Common Stock to its directors, officers and employees under the Company’s 1998 Nonqualified Stock Option Plan. The options have an exercise price of $11.00 per share and vest over a three-year period.

Changes to the outstanding options granted pursuant to the Stock Option Plan are summarized in the table below:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Outstanding at January 1, 2002	638,000	$10.00	$2.32

Granted - January 2002	190,000	$11.97	$1.44
Granted - October 2002	124,500	$11.00	$1.32
Forfeitures - 2002	(33,500)	$10.00	$(2.08)

Outstanding at December 31, 2002	919,000	$10.54	$2.01

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

The following summarizes information related to stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$10.00 - $15.00	919,000	$10.54	4.03	234,708	$10.13

The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based compensation arrangements.

Pro forma information regarding net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the minimum value option pricing model using the following assumptions: risk-free interest rate of 2.6% for 2002, a dividend yield of 0% and an expected life of 5 years for 2002. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

8. Profit Sharing Plan and Defined Contribution Plan

CAC sponsors a noncontributory, defined contribution profit sharing plan for the benefit of all eligible employees (as defined in the plan agreement), in which subsidiaries participate. The annual contribution to the plan is determined at the discretion of the Board. For the year ended December 31, 2002, the Company made no contributions to the plan.

The Company sponsors a 401(k) savings and retirement plan which is open to all employees who have attained age 21 and who have completed one full year of service. Each employee may contribute a minimum of 2%, up to a maximum of 15%, of basic compensation. The Company matches contributions at a rate of 50% for contributions by the employee up to 8% of an employee’s compensation. The Company contributed approximately $528,000 in 2002 as matching funds to the plan. No discretionary, lump-sum contributions were made in 2002.

9. Subsequent Events

Project Lighting Company, Inc. Asset Purchase

On March 17, 2003, the Company entered into an asset purchase agreement with Project Lighting Company, Inc. to acquire certain operating assets including accounts receivables, inventory, and equipment and machinery. The purchase price was approximately $3.51 million, which was paid in cash and resulted in approximately $1.15 million in goodwill to be recorded in fiscal year 2003. The historical operations of Project Lighting Company, Inc. for the periods prior to the asset purchase are not material to the operations of the Company.

Century Maintenance Supply, Inc.

Notes to Consolidated Financial Statements (continued)

Credit Refinance

On May 12, 2003, the Company entered into a new credit facility, providing for $105.0 million of a secured term loan facility (the “New Term Loan Facility”) and a $25.0 million revolving loan facility (the “New Revolving Credit Facility”). The New Term Loan Facility will amortize over a seven-year period, and the New Revolving Credit Facility will mature in June, 2008. The interest rate under the new credit facility is variable and based initially at the option of the Company, upon either a Eurodollar rate plus 3.5% for the New Revolving Credit Facility and 4.5% for the New Term Loan Facility per annum or a base rate plus 2.5% for the New Revolving Credit Facility and 3.5% for the New Term Loan Facility per annum. If the Company achieves certain performance goals, the interest rates under the facilities will be reduced. A commitment fee of 0.5% per annum will be charged on the unused portion of the New Revolving Credit Facility. The new credit facility is collateralized by substantially all assets of the Company and contains certain non-financial and financial covenants. The Company incurred $2,565,000 of costs as part of obtaining the credit facility which have been recorded as deferred financing costs. The Company amortizes the costs over the average life of the credit facility. The proceeds from the new credit facility were used to retire debt under the credit facility described in Note 3 above in an amount of $69,150,000 and repurchase of the Series C preferred stock in the amount of $36,247,000. Additionally, the Company wrote-off $1,045,000 of deferred financing costs and accreted $1,201,000 to retained earnings related to the repurchase of the Preferred Stock.

Merger with Hughes Supply, Inc.

On December 19, 2003, the Company was acquired in a cash merger by Hughes Supply, Inc. (“Hughes”), a leading distributor of MRO products throughout the United States. Total consideration in the merger was approximately $361.7 million, including the assumption of Century’s debt and liabilities. Furthermore, on December 19, 2003, in connection with the merger with Hughes Supply, Inc, all amounts outstanding under the new credit facility were repaid. The acquisition, along with Hughes’ existing MRO business, will enable the Company to become a leader in the apartment MRO market and facilitate entry into other MRO markets.

Century Maintenance Supply, Inc.

Condensed Consolidated Balance Sheet (Unaudited)

September 30, 2003

(In Thousands)

Current assets:
Cash and cash equivalents	$23
Trade accounts receivable, net	40,966
Inventories, net	41,357
Deferred income taxes	1,639
Prepaid expenses and other current assets	6,407

Total current assets	90,392

Goodwill, net	7,119
Deferred financing costs	2,350
Other assets	507
Property and equipment	12,398
Less accumulated depreciation	(8,940)

Net property and equipment	3,458

Total assets	$103,826

See accompanying notes.

Century Maintenance Supply, Inc.

Condensed Consolidated Balance Sheet (continued) (Unaudited)

September 30, 2003

(In Thousands, except share data)

Current liabilities:
Accounts payable	$14,872
Income taxes payable	4,454
Accrued expenses	4,502
Current portion of long-term debt	2,000
Dividends payable	315

Total current liabilities	26,143

Long-term debt, less current portion	101,500
Deferred income taxes	69

Redeemable exchangeable preferred stock, net $100 par value: 2,000,000 shares authorized; 227,364 shares issued and outstanding	22,725

Stockholders’ deficit:
Common Stock, $0.001 par value: 15,000,000 shares authorized; 12,610,536 shares issued	13
Additional paid-in capital	71,376
Treasury stock, 420,038 shares at cost	(2,105)
Accumulated deficit	(115,895)

Total stockholders’ deficit	(46,611)

Total liabilities and stockholders’ deficit	$103,826

See accompanying notes.

Century Maintenance Supply, Inc.

Condensed Consolidated Statements of Income (Unaudited)

Nine months ended September 30,

(In Thousands)

	2003	2002
Net sales	$241,537	$224,821

Cost of goods sold	170,031	159,784

Gross profit	71,506	65,037

Selling, general, and administrative expenses	43,706	38,890

Operating income	27,800	26,147

Interest expense	5,335	3,565

Income before income taxes	22,465	22,582

Provision for income taxes	8,576	8,784

Net income	$13,889	$13,798

See accompanying notes.

Century Maintenance Supply, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

Nine months ended September 30,

(In Thousands)

	2003	2002
Operating activities:
Net income	$13,889	$13,798
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(787)	420
Depreciation and amortization	1,308	1,235
Provision for bad debts	652	605
Changes in operating assets and liabilities, net of business acquired:
Accounts receivable	(11,318)	(13,650)
Inventory	(761)	(4,846)
Prepaid expenses and other assets	(983)	(846)
Accounts payable	4,199	1,495
Accrued expenses	1,234	(206)
Income taxes payable	1,739	3,739

Net cash provided by operating activities	9,172	1,744

Investing activities:
Purchases of property and equipment	(1,448)	(957)
Cash paid for acquisition, net	(3,508)	—

Net cash used in investing activities	(4,956)	(957)

Financing activities:
Borrowings under revolving credit facility	19,700	16,600
Repayments under revolving credit facility	(25,200)	(2,600)
Borrowings of long-term debt	105,000	—
Repayments of long-term debt	(65,800)	(9,950)
Purchase of preferred stock, net	(38,202)	(5,700)
Proceeds on sale of common stock	100	100

Net cash used in financing activities	(4,402)	(1,550)

Net decrease in cash	(186)	(763)
Cash and cash equivalents at beginning of period	209	770

Cash and cash equivalents at end of period	$23	$7

See accompanying notes.

Century Maintenance Supply, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

Century Maintenance Supply, Inc. and subsidiaries (collectively, the “Company”) distribute general maintenance supplies and air conditioning and heating equipment and parts to apartment complexes throughout the United States.

The condensed consolidated financial statements include the accounts of Century Maintenance Supply, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company’s condensed consolidated balance sheet at September 30, 2003 and the condensed consolidated statements of income and cash flows for the interim periods ended September 30, 2003 and 2002 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for a full year or of future operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002.

2. Income Taxes

The Company’s interim provisions for income taxes were computed using its estimated effective tax rate for the year.

3. Related Party

The Company purchases and sells various inventory items at cost from and to Century Airconditioning Supply, Inc. (“CAC”), which is a stockholder of the Company and is wholly-owned by a director of the Company and extends credit under standard terms in connection with these sales.

Sales to and purchases from CAC amounted to $22,000 and $93,000, respectively, for the nine months ended September 30, 2003 and $11,000 and $106,000, respectively for the nine months ended September 30, 2002. The Company had lease expense to related parties amounting to $689,000 and $698,000 for the nine months ended September 30, 2003 and September 30, 2002.

4. Preferred Stock

In 1998, the Company sold $40.0 million of 13 1/4% Senior Exchangeable PIK (payment-in-kind) Preferred Stock of which $12.0 million was sold to affiliates of the Company. The preferred stock is due in 2010 with an aggregate liquidation preference of $40.0 million or $100 per share. Dividends are payable semi-annually in

Century Maintenance Supply, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

cash, except that on each dividend payment date on or prior to July 1, 2003, dividends may be paid, at the Company’s option, by issuance of additional shares of preferred stock. The Company’s credit facility currently prohibits the payment of cash dividends on the preferred stock. The preferred stock is subject to mandatory redemption at its liquidation preference, plus accumulated and unpaid dividends, on July 1, 2010. The Company may redeem the preferred stock in accordance with certain redemption provisions at a date earlier than July 1, 2010. Holders of preferred stock have no voting rights. Since January 1, 1999, the Company has issued 301,408 shares of additional preferred stock as payment-in-kind for dividends on the Company’s existing preferred stock. The Credit Facility currently prohibits the payment of cash dividends on the Exchange Preferred Stock. The Exchange Preferred Stock is mandatorily redeemable upon a change of control and on July 1, 2010. In May 2003, the Company repurchased 362,470 shares of its redeemable exchangeable preferred stock for $36,452,000.

At any time, the Company may, at its option, exchange all of the shares of preferred stock then outstanding for exchange debentures in a principal amount equal to the liquidation preference of the shares being exchanged. The exchange debentures would have interest of 13 1/4% and would be due in 2010. The Company’s credit facility currently prohibits the Company from exchanging the preferred stock. The Company incurred $2,803,000 of costs as part of the sale of the preferred stock which has been offset against the proceeds. For the nine months ended September 30, 2003, the Company has accreted $1,272,000 to retained earnings as part of dividends accrued. Included in the 2003 accretion is $1,208,000 related to the repurchase of preferred stock in 2003 (See Note 5).

The Certificate of Designation for the Company’s preferred stock was amended to provide for cumulative preferential dividends from the issue date of the preferred stock accruing at the rate per share of (x) 13 1/4% per annum of the liquidation preference of such share from the issue date to and including June 30, 2003, (y) 5 1/2% per annum of the liquidation preference of such share from July 1, 2003 to and including December 31, 2004 and (z) 8 1/2% per annum of the liquidation preference of such share from January 1, 2005 to and including July 1, 2010. These dividend rates will be compounded semi-annually, on each of July 1 and January 1, which shall accrue on a daily basis on each outstanding share of preferred stock. The amendment to the Certificate of Designation also provided that such dividends would be payable when and as declared by the Company’s board of directors, in the event of a liquidation of the Company, or in the event of a redemption of shares of preferred stock. Any such dividend on the preferred stock would be, at the Company’s option, payable in cash or through the issuance of a number of additional shares of Preferred Stock of the same series of preferred stock as to which such dividends relate equal to the dividend amount divided by the liquidation preference of such additional shares.

5. Credit Facility

On May 12, 2003, the Company entered into a new credit facility, providing for $105.0 million of a secured term loan facility (the “New Term Loan Facility”) and a $25.0 million revolving loan facility (the “New Revolving Credit Facility”). The New Term Loan Facility will amortize over a seven-year period, and the New Revolving Credit Facility will mature in June, 2008. The interest rate under the new credit facility is variable and based initially at the option of the Company, upon either a Eurodollar rate plus 3.5% for the New Revolving Credit Facility and 4.5% for the New Term Loan Facility per annum or a base rate plus 2.5% for the New Revolving Credit Facility and 3.5% for the New Term Loan Facility per annum. If the Company achieves certain performance goals, the interest rates under the facilities will be reduced. A commitment fee of 0.5% per annum will be charged on the unused portion of the New Revolving Credit Facility.

The new credit facility is collateralized by substantially all assets of the Company and contains certain non-financial and financial covenants. The Company incurred $2,565,000 of costs as part of obtaining the credit

Century Maintenance Supply, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

facility which have been recorded as deferred financing costs. The Company amortizes the costs over the average life of the credit facility. For the nine-month periods ended September 30, 2003 and 2002, the Company recognized amortization expense of $1,570,000 (including $1,045,000 resulting from the retirement of the previous credit facility) and $663,000, respectively. The proceeds from the new credit facility were used to retire debt under the previous credit facility in an amount of $69,150,000 and repurchase of the Series C preferred stock in the amount of $36,247,000. Additionally, the Company wrote-off $1,045,000 of deferred financing costs and accreted $1,201,000 to retained earnings related to the repurchase of the Preferred Stock.

6. Stock Based Compensation

At September 30, 2003, the Company had options for the purchase of 471,633 shares of common stock outstanding with exercise prices ranging from $10.00 to $15.00 per share, a weighted average exercise price of $11.05 and a weighted average remaining contractual life of 4.56 years. No options were granted during the nine months ended September 30, 2003, and an option for the purchase of 190,000 shares was granted during the nine months ended September 30, 2002. Stock options generally expire 7 years from the date of grant and fully vest after four years.

The fair value of each stock option grant in 2002 was estimated on the date of grant using the minimum value option pricing model using the following assumptions: risk free interest rate of 2.6%, no expected dividend yield for all years and an expected life of 5 years. Had compensation expense for the plans been determined consistent with SFAS 123, “Accounting for Stock Based Compensation,” and SFAS 148, “Accounting for Stock Based Compensation Transition and Disclosure,” the Company’s pro forma net income for the nine months ended September 30, 2003 and 2002 would have been as indicated below:

	2003	2002
Net income:
As reported	$13,889	$13,798
Pro forma stock compensation expense	(66)	(62)

Pro forma net income	$13,823	$13,736

7. Acquisition

On March 17, 2003, the Company entered into an asset purchase agreement with Project Lighting Company, Inc. to acquire certain operating assets including accounts receivables, inventory, and equipment and machinery. The purchase price was approximately $3.51 million, which was paid in cash and resulted in approximately $1.15 million in goodwill. The historical operations of Project Lighting Company, Inc. for the periods prior to the asset purchase are not material to the operations of the Company.

8. New Accounting Standards

Statement of Financial Accounting Standards (“FAS”) 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. In general, FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As the Company does not currently have any derivative financial instruments, the adoption of FAS 149 did not have any impact on the Company’s consolidated financial statements.

Century Maintenance Supply, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003 and clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As the Company did not have any of these financial instruments, the adoption of FAS 150 did not have any impact on the Company’s consolidated financial statements.

FIN 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

9. Subsequent Event

On December 19, 2003, the Company was acquired in a cash merger by Hughes Supply, Inc. (“Hughes”), a leading distributor of MRO products throughout the United States. Total consideration in the merger was approximately $361.7 million, including the assumption of Century’s debt and liabilities. Furthermore, on December 19, 2003, in connection with the merger with Hughes Supply, Inc, all amounts outstanding under the new credit facility were repaid. The acquisition, along with Hughes’ existing MRO business, will enable the Company to become a leader in the apartment MRO market and facilitate entry into other MRO markets.

PROSPECTUS

$400,000,000

Debt Securities, Common Stock, Warrants, and Units

Offered by

Hughes Supply, Inc.

We may offer and sell debt securities, shares of common stock, warrants, and units. These securities may be offered and sold from time to time for an aggregate offering price of up to $400,000,000.

When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplements may also add, update, or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “HUG.”

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 2, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this process, we may from time to time sell any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. Before making an investment decision, you should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find Additional Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is accurate as of any date other than the date mentioned on the cover page of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

When used in this prospectus and any prospectus supplement, the terms “Hughes Supply”, “we”, “our”, “us” and “the Company” refer to Hughes Supply, Inc. and its subsidiaries.

HUGHES SUPPLY, INC.

Founded in 1928, Hughes Supply is a diversified wholesale distributor of construction and industrial materials, equipment, and supplies. Headquartered in Orlando, Florida, we distribute over 300,000 products, through three major operating groups with 460 wholesale branches located in 34 states. These products are used by our customers in new construction for commercial, residential, infrastructure, and industrial applications and for replacement and renovation projects. Our principal customers are electrical, plumbing, mechanical, fire protection, and underground utility contractors, electric utility customers, property management and property development companies, municipalities and government agencies, telecommunication companies, and industrial companies. Industrial companies include businesses in the petrochemical, food and beverage, pulp and paper, mining, pharmaceutical, and marine industries.

We currently serve over 75,000 customers, and unlike do-it-yourself home center retailers, we do not market our products to retail consumers. Consequently, we differentiate ourselves with respect to our customer base, breadth of products offered, and level of service provided. We believe that our customers are typically professionals who select their vendors primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are repeat buyers because of their involvement in longer-term projects, and require specialized services not typically provided by do-it-yourself home center retailers. We provide our customers with credit services, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, and technical product services. Accordingly, we have been able to serve customer groups that do-it-yourself home center retailers generally do not emphasize.

Our headquarters are located at One Hughes Way, Orlando, Florida, 32805. Our telephone number is  (407) 841-4755, our facsimile number is (407) 649-1670, and our website is www.hughessupply.com. The information provided on our website is not incorporated into this prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements made by us in this prospectus, any prospectus supplement, and other documents filed with the SEC constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and are subject to the safe harbor provisions created by such sections. When used in this report, the words “believe,” “anticipate,” “estimate,” “expect,” “may,” “will,” “should,” “plan,” “intend,” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Actual results or events may differ significantly from those indicated in such forward-looking statements as a result of various important factors. These factors are discussed further in the caption “Risk Factors” below. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Other risks are referred to from time to time in our periodic filings with the SEC.

RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors described under the caption “Item 1. Business—Risk Factors” in our Annual Report on Form 10-K for the year ended January 31, 2003, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus may be used for the acquisition of businesses and products, the repayment or refinancing of debt, capital expenditures, working capital needs and other general corporate purposes. Pending such uses, we anticipate that we will invest the net proceeds in interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended					Nine Months Ended October 31, 2003
	January 29, 1999	January 28, 2000	January 26, 2001	January 25, 2002	January 31, 2003
Ratio of earnings to fixed charges	3.7	3.3	2.4	2.4	3.1	3.2

These computations include Hughes Supply and its consolidated subsidiaries. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of the sum of income before taxes plus fixed charges (exclusive of capitalized interest) and amortization of previously capitalized interest. “Fixed charges” consist of the sum of interest expense, including capitalized interest and amortization of debt issuance costs and the portion of rent expense deemed to represent interest. As of the date of this prospectus, we have no preferred stock outstanding.

DESCRIPTION OF DEBT SECURITIES

This section outlines some of the indentures, and the debt securities we may offer. This information may not be complete in all respects and is qualified entirely by reference to the indentures under which the debt securities are issued. These indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This information relates to certain terms and conditions that generally apply to the debt securities. The specific terms of any series of debt securities will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series may differ from the general description of the terms presented below.

The senior debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to senior debt securities as the senior indenture and we will refer to the trustee under that indenture as the senior trustee. The subordinated debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to subordinated debt securities as the subordinated indenture and we will refer to the trustee under that indenture as the subordinated trustee. Whenever we refer to particular defined terms of the indentures in this section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

General

The debt securities will be issuable in one or more series pursuant to the applicable indenture, a supplemental indenture relating to such series of debt securities or a resolution of our board of directors or a committee of our board of directors. Unless otherwise specified in a prospectus supplement, each series of senior debt securities will rank equally in right of payment with all of our other senior obligations. Each series of subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner set forth in the subordinated indenture and any supplemental indenture relating to that debt. In addition, such subordinated debt securities may rank equal or senior in right of payment to other subordinated indebtedness which may have been issued or will be issued in the future. Except as otherwise provided in a prospectus supplement, the indentures will not limit our incurrence or issuance of other secured or unsecured debt, whether under the indentures, any other indenture that we may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of debt securities:

•	the title of the debt securities and whether such series constitutes senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the percentage of principal amount of which the debt securities will be issued;

•	the date or dates on which the principal of the debt securities is payable or the method of that determination or the right, if any, of Hughes Supply to defer payment of principal;

•	the rate or rates, if any, at which the debt securities will bear interest (including reset rates, if any, and the method by which any such rate will be determined), the interest payment dates on which interest will be payable and the right, if any, of Hughes Supply to defer any interest payment;

•

the place or places where, subject to the terms of the indenture as described below under the caption “Payment and Paying Agents,” the principal of and premium, if any, and interest, if any, on the debt securities will be payable and where, subject to the terms of the indenture as described below under the caption “Denominations, Registration and Transfer,” we will maintain an office or agency where debt securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon us in respect of the debt securities and the indenture may be made;

•	any period or periods within, or date or dates on which, the price or prices at which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option pursuant to any sinking fund or otherwise;

•	the obligation, if any, of Hughes Supply to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units, in which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	the denominations in which any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof;

•	if other than in United States dollars, the currency or currencies, including currency unit or units, in which the principal of, and premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities shall be denominated;

•	any additions, modifications, or deletions in the events of default or covenants of Hughes Supply specified in the indenture with respect to the debt securities;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

•	any additions or changes to the indenture with respect to a series of debt securities that will be necessary to permit or facilitate the issuance of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

•	subject to the terms of the indenture as described below under the caption “Global Debt Securities,” whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for the global securities;

•	the appointment of any trustee, registrar, paying agent, or agents;

•	the terms and conditions of any obligation or right of a holder to convert or exchange debt securities into preferred securities or other securities;

•	whether the defeasance and covenant defeasance provisions described under the caption “Satisfaction and Discharge; Defeasance” will be inapplicable or modified;

•	any applicable subordination provisions in addition to those set forth herein with respect to subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We will describe material United States federal income tax consequences and special considerations applicable to those debt securities in the applicable prospectus supplement.

If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, material United States federal income tax considerations, specific terms, and other information with respect to such issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

If any index is used to determine the amount of payments of principal, premium, if any, or interest on any series of debt securities, we will describe the material United States federal income tax, accounting, and other considerations applicable thereto in the applicable prospectus supplement.

Denominations, Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. Debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations of a like aggregate principal amount, the same original issue date, stated maturity and bearing the same interest rate.

Holders may present each series of debt securities for exchange as provided above, and for registration of transfer, with the form of transfer endorsed thereon, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for such purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We will appoint the trustee of each series of debt securities as securities registrar for such series under the indenture. If the applicable prospectus supplement refers to any transfer agents, in addition to the securities registrar initially designated by us with respect to any series, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that we maintain a transfer agent in each place of payment for the series. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any redemption, neither we nor the trustee will be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice for redemption of debt securities of that series, and ending at the close of business on the day of mailing of the relevant notice of redemption; or

•	transfer or exchange any debt securities so selected for redemption, except, in the case of any debt securities being redeemed in part, any portion not being redeemed.

Global Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global debt securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented by it, a global debt security may not be transferred except as a whole by the depositary for the global debt security to a nominee of the depositary, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or any nominee of the successor.

The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to the series. We anticipate that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global debt security, and the deposit of the global debt security with or on behalf of the applicable depositary, the depositary for the global debt security, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the global debt security to the accounts of persons, more commonly known as participants, that have accounts with the depositary. These accounts will be designated by the dealers, underwriters or agents with respect to the debt securities or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debt security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons who hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global debt security.

So long as the depositary for a global debt security, or its nominee, is the registered owner of the global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global debt security will not be entitled to have any of the individual debt securities of the series represented by the global debt security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of the series in definitive form, and will not be considered the owners or holders of them under the indenture.

Payments of principal of, and premium, if any, and interest on individual debt securities represented by a global debt security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global debt security representing the debt securities. None of Hughes Supply, Inc., the trustee, any paying agent or the securities registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the global debt security for the debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium, or interest in respect of a permanent global debt security representing any of the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global debt security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of these participants.

Unless otherwise specified in the applicable prospectus supplement, if the depositary for a series of debt securities is at any time unwilling, unable, or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of the series in exchange for the global debt security representing the series of debt securities. In addition, unless otherwise specified in the applicable prospectus supplement, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of the series represented by one or more global debt securities and, in such event, will issue individual debt securities of the series in exchange for such global debt securities. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global debt security representing debt securities of the series may, on terms acceptable to us, the trustee and the depositary for the global debt security, receive individual debt securities of the series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to the debt securities. In any such instance, an owner of a beneficial interest in a global debt security will be entitled to physical delivery of individual debt securities of the series represented by the global debt security equal in principal amount to its beneficial interest and to have the debt securities registered in its name. Individual debt securities of the series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof. The applicable prospectus supplement may specify other circumstances under which individual debt securities may be issued in exchange for the global debt security representing any debt securities.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, and premium, if any, and any interest on debt securities will be made at the office of the trustee or at the office of such paying agent or paying agents as we may designate from time to time in the applicable prospectus supplement, except that at our option, payment of any interest may be made:

•	except in the case of global debt securities, by check mailed to the address of the person or entity entitled thereto as such address shall appear in the securities register; or

•	by transfer to an account maintained by the person or entity entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date.

Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person or entity in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of debt securities.

Any moneys deposited with the trustee or any paying agent, or held by us in trust, for the payment of the principal of, and premium, if any, or interest on any debt security and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable will, at our request, be repaid to us or released from such trust, as applicable, and the holder of the debt security will thereafter look, as a general unsecured creditor, only to us for payment.

Option to Defer Interest Payments or to Pay-In-Kind

If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions, and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series. Certain material United States federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

Subordination

Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that the subordinated debt securities will be subordinated and junior in right of payment to all senior indebtedness of Hughes Supply. The term “senior indebtedness” will be defined in the applicable prospectus supplement. If:

•	we default in the payment of any principal, or premium, if any, or interest on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

•	an event of default occurs with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to us by the holders of senior indebtedness;

then unless and until the default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment, in cash, property, or securities, by set-off or otherwise, will be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase, or other acquisition of subordinated debt securities.

Except as set forth in the applicable prospectus supplement, the subordinated indenture will provide that in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition, or other similar proceeding relating to us, our creditors or our property;

•	any proceeding for the liquidation, dissolution, or other winding-up of Hughes Supply, Inc., voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by us for the benefit of creditors; or

•	any other marshaling of the assets of us;

all present and future senior indebtedness, including, without limitation, interest accruing after the commencement of the proceeding, assignment or marshaling of assets, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made by us on account of subordinated debt securities. In that event, any payment or distribution, whether in cash, securities or other property, other than securities of Hughes Supply or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the indenture, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment and other than payments made from any trust described below under the caption “Satisfaction and Discharge; Defeasance,” which would otherwise, but for the subordination provisions, be payable or deliverable in respect of subordinated debt securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Hughes Supply being subordinated to the payment of subordinated debt securities, will be paid or delivered directly to the holders of senior indebtedness or to their representative or trustee, in accordance with the priorities then existing among such holders, until all senior indebtedness shall have been paid in full. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce subordination of the indebtedness evidenced by subordinated debt securities by any act or failure to act on our part.

Modification of Indentures

From time to time, we and the trustees may modify the indentures without the consent of any holders of any series of debt securities with respect to some matters, including, but not limited to:

•	to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the indenture;

•	to qualify, or maintain the qualification of, the indentures under the Trust Indenture Act of 1939, as amended; and/or

•	to make any change that does not materially adversely affect the interests of any holder of such series of debt securities.

In addition, under the indentures, we and the trustees may modify some of our rights, covenants, and obligations and the rights of holders of any series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the series of outstanding debt securities; but no extension of the maturity of any series of debt securities, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption, or repurchase provisions in a manner adverse to any holder of the series of debt securities, other modification in the terms of payment of the principal of, or interest on, the series of debt securities, or reduction of the percentage required for modification, will be effective against any holder of the series of outstanding debt securities without the holder’s consent.

We and the trustees may execute, without the consent of any holder of the debt securities, any supplemental indenture for the purpose of creating any new series of debt securities.

Events of Default

The indentures will provide that any one or more of the following described events with respect to a series of debt securities that has occurred and is continuing constitutes an “event of default” with respect to that series of debt securities:

•	failure for 60 days to pay any interest or any sinking fund payment on the series of debt securities when due (subject to the deferral of any due date in the case of an extension period);

•	failure to pay any principal or premium, if any, on the series of the debt securities when due, whether at maturity, upon redemption, by declaration or otherwise;

•	failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice has been given to us from the trustee or the holders of at least 25% in principal amount of the series of outstanding debt securities;

•	default resulting in acceleration of other indebtedness of Hughes Supply for borrowed money, where the aggregate principal amount so accelerated exceeds $25 million and the acceleration is not rescinded or annulled within 60 days after the written notice thereof to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, provided that the event of default will be remedied, cured, or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured, or waived; or

•	certain events in bankruptcy, insolvency, or reorganization of Hughes Supply.

The holders of not less than a majority in outstanding principal amount of the series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon an event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if the default (other than the non-payment of the principal of the series which has become due solely by the acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series.

The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. We are required to file annually with the trustees a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to it under the indentures.

In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of and the interest on the debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonable indemnity to the trustee of the series to institute the proceeding as a trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal or interest on the debt security on or after the respective due dates expressed in the debt security.

Consolidation, Merger, Sale of Assets, and Other Transactions

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer, or lease its properties and assets substantially as an entity to any person or entity unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

Unless otherwise indicated in the applicable prospectus supplement, the general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

Satisfaction and Discharge; Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable; or

•	will become due and payable at their stated maturity within one year, and we deposit or cause to be deposited with the trustee, as trust funds in trust for the purpose, an amount in the currency or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal of, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be;

then the indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the indenture and to provide the officers’ certificates and opinions of counsel described therein), and we will be deemed to have satisfied and discharged the indenture.

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we may elect either:

•

to terminate, and be deemed to have satisfied, all our obligations with respect to any series of debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, and to compensate and indemnify the trustee (“defeasance”); or

•	to be released from our obligations with respect to certain covenants (“covenant defeasance”) upon the deposit with the trustee, in trust for such purpose, of money and/or United States Government Obligations, as defined in the indenture, which through the payment of principal and interest in accordance with the term used will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on, and any other amounts payable in respect of the outstanding debt securities of the series.

Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and discharge, and will be subject to United States federal income tax on the same amounts, and in the same manner, and at the same times as would have been the case if the deposit and defeasance or covenant defeasance, as the case may be, had not occurred.

Redemption

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund requirements.

Unless otherwise indicated in the applicable prospectus supplement, we may, at our option, redeem the debt securities of any series in whole at any time or in part from time to time, at the redemption price set forth in the applicable prospectus supplement plus accrued and unpaid interest to the date fixed for redemption, and debt securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. If the debt securities of any series are so redeemable only on or after a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify the date or describe the conditions.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at the holder’s registered address. Unless we default in the payment of the redemption price on and after the redemption date, interest shall cease to accrue on the debt securities or portions thereof called for redemption.

Conversion or Exchange

If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

Certain Covenants

The indentures will contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. If and to the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

Governing Law

Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

Information Concerning the Trustees

Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939, as amended. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is based on the provisions of our articles of incorporation or bylaws and the applicable provisions of the Florida Business Corporation Act. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our articles of incorporation, bylaws, and the Florida Business Corporation Act. For information on how to obtain copies of our articles of incorporation and bylaws, see “Where You May Find Additional Information”.

We may offer our common stock issuable upon the conversion of debt securities and the exercise of warrants.

Authorized Capital

We currently have authority to issue 100,000,000 shares of our common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share. The only equity securities outstanding are shares of common stock. As of December 12, 2003, there were 23,602,121 shares of our common stock issued and outstanding.

Common Stock

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights with respect to the election of directors (e.g. a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors).

Dividend and Liquidation Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends (subject to the prior dividend rights of holders of any preferred stock then outstanding) at the times and in the amounts as our board of directors may from time to time determine. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or other rights to purchase any securities of Hughes Supply.

Upon the liquidation, dissolution, or winding up of Hughes Supply, the holders of our common stock are entitled to receive pro rata the assets of Hughes Supply which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

There are also no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HUG”. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the number of shares constituting such series and the rights and preferences thereof, including dividend rights, voting rights, terms of redemption, and liquidation preferences.

Our board of directors established Series A Junior Participating Preferred Stock (“Series A Stock”) consisting of 75,000 shares. Each share of Series A Stock will be entitled to 1,000 votes on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock has a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.00 per share or 1,000 times the aggregate per share amount of the dividend declared on common stock in the related quarter. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $1,000 per share plus any accrued and unpaid dividends or 1,000 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Shareholder Rights Plan

We have adopted a shareholder rights plan. Under the shareholder rights plan, we distributed to shareholders a dividend of one right per share of our common stock. When exercisable, each right will permit the holder to purchase from us one one-thousandth of a share of Series A Stock at a purchase price of $200 per one one-thousandth of a share of Series A Stock. The rights generally become exercisable if a person or group acquires 15% or more of our common stock or commences a tender offer that could result in such person or group owning 15% or more of our common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of our common stock, or of an acquiring company, having a value equal to two times the exercise price of the right. In general, the rights may be redeemed by us at $0.01 per right at any time prior to the latter of (a) ten days after 20% or more of the our stock is acquired by a person or group and (b) the first date of a public announcement that a person or group has acquired 15% or more of our stock. The rights have a 10-year term expiring on June 2, 2008 unless terminated earlier in accordance with the shareholder rights plan. The rights are attached to our common stock and any reference to the common stock in this prospectus includes the rights.

DESCRIPTION OF WARRANTS

This section outlines some of the provisions of each warrant agreement, the warrant, and the warrant certificates. This information may not be complete in all respects and is qualified entirely by reference to the warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in a prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

Hughes Supply has no warrants outstanding (other than options issued under its employee stock option plans). We may issue warrants for the purchase of our debt securities or common stock. Warrants may be issued independently or together with debt securities or common stock and may be attached to or separate from those securities.

Warrant Agreements

Each series of warrants will be evidenced by certificates issued under a separate warrant agreement to be entered into between Hughes Supply and a bank that we select as warrant agent with respect to such series. The warrant agent will have its principal office in the United States and have a combined capital and surplus of at least $50 million.

Issuance in Series

The applicable prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The prospectus supplement will describe the terms of the series of warrants in respect of which this prospectus is being delivered, including, but not limited to:

•	the offering price;

•	the currency for which the warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of security;

•	the date, if any, on and after which warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise, and the exercise price for purchasing those debt securities;

•	in the case of warrants to purchase common stock, the number of shares of common stock as the case may be, that can be purchased upon the exercise, and the price for purchasing those shares;

•	the dates on which the right to exercise the warrants will commence and expire;

•	material United States federal income tax consequences of holding or exercising those warrants;

•	the terms of the securities issuable upon exercise of those warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing the related securities are also exchanged. Prior to warrant exercise, warrant holders will not have any rights as holders of the underlying securities, including the right to receive any principal, premium, interest, dividends, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities specified in the prospectus supplement at the exercise price mentioned in, or calculated as described in, the prospectus supplement. Unless otherwise specified in the prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., Eastern time, on the expiration date mentioned in that prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the prospectus supplement. Upon receipt of payment and the warrant certificate or exercise notice properly executed at the office indicated in the prospectus supplement, we will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificates are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

If mentioned in the prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Anti-dilution Provisions

In the case of warrants to purchase our common stock, the exercise price payable and the number of shares of our common stock purchasable upon warrant exercise may be adjusted in certain events, including, but not limited to:

•	the issuance of a stock dividend to common shareholders or a combination, subdivision or reclassification of our common stock;

•	the issuance of rights, warrants or options to all common and preferred shareholders entitling them to purchase our common stock for an aggregate consideration per share less than the current market price per share of our common stock;

•	any distribution to our common shareholders of evidences of our indebtedness of assets, excluding cash dividends, or distributions referred to above; and

•	any other events mentioned in the prospectus supplement.

No adjustment in the number of shares purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but we will pay the cash value of any fractional shares otherwise issuable.

Modification

We and any warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrant holders’ consent, for the purpose of:

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to us and its assumption of our covenants contained in the warrant agreement and the warrants;

•	appointing a successor depository, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to our covenants for the warrant holders’ benefit or surrendering any right or power we have under the warrant agreement;

•	issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as we deem necessary or desirable and that will not adversely affect the warrant holders’ interests in any material respect.

We and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants affected by such amendment, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the warrant holders’ rights. However, no such amendment that:

•	reduces the number or amount of securities receivable upon warrant exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of warrant holders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants;

may be made without the consent of each holder affected by that amendment.

Consolidation, Merger, and Sale of Assets

Unless otherwise indicated in the applicable prospectus supplement, the warrant agreement will provide that we will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer, or lease its properties and assets substantially as an entity to any person or entity unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any state thereof or the District of Columbia, and the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture; and

•	immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrant holder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us. Any warrant holder may, without the warrant agent’s consent or consent of any other warrant holder, enforce by appropriate legal action its right to exercise that warrant.

Replacement of Warrant Certificates

We will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to us and the relevant warrant agent of satisfactory evidence of the ownership of that warrant certificate and of its destruction, loss, theft or mutilation, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless we have, or the warrant agent has, received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrant holder will also be required to provide indemnity satisfactory to us and the relevant warrant agent before a replacement warrant certificate will be issued.

Title

Hughes Supply, the warrant agents, and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary.

DESCRIPTION OF UNITS

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in a prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of one or more debt securities, shares of our common stock, and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Debt Securities”, “Description of Capital Stock” and “Description of Warrants” will apply to each unit and to any debt security, common stock, warrant, or stock purchase contract included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the prospectus supplement.

The following provisions will generally apply to all unit agreements unless otherwise stated in the prospectus supplement.

Enforcement of Rights

The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, common stock and warrants.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the prospectus supplement.

Modification Without Consent of Holders

We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent of Holders

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•	impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•	reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	if the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•	if the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under the Trust Indenture Act of 1939, As Amended.

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939, as amended. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act of 1939, as amended, with respect to their units.

Title

Hughes Supply, the unit agents, and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

PLAN OF DISTRIBUTION

We may offer and sell the securities described in this prospectus:

•	through agents;

•	through one or more underwriters or dealers;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent; but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

•	through a combination of any of these methods of sale.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Offers to purchase the securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933, of the securities so offered and sold.

If we offer and sell securities through an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of these securities the underwriters will be obligated to purchase all such securities if any are purchased.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

Neither we nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

If we offer and sell securities through a dealer, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act of 1933, of the securities so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed an underwriter within the meaning of the Securities Act of 1933 with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

We may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We may authorize our respective agents or underwriters to solicit offers to purchase securities at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of the securities sold will be made under the contracts and any conditions to each party’s performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of securities under delayed delivery contracts will also be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, each series of offered securities will be a new issue of securities with no established trading market, except for our common stock, which is listed on the New York Stock Exchange. Unless otherwise indicated in the applicable prospectus supplement, we do not expect to list the securities on a securities exchange, except for our common stock, which is listed on the New York Stock Exchange. Underwriters involved in the public offering and sale of these securities may make a market in the securities. They are not obligated to make a market, however, and may discontinue market making activity at any time. We cannot give any assurance as to the liquidity of the trading market for any of these securities.

In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

LEGAL MATTERS

Certain legal matters with respect to the validity of securities offered under this prospectus will be passed upon for us by John Z. Paré, our Senior Vice President and General Counsel, and for any underwriters, dealers, or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the current report on Form 8-K dated December 17, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We filed a registration statement on Form S-3 to register with the SEC the securities described herein. This prospectus is a part of that registration statement and constitutes a prospectus of Hughes Supply. As allowed by SEC rules, this prospectus does not contain all the information that can be found in the registration statement or the exhibits to the registration statement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities, or after the date of this initial registration statement and before the effectiveness of this registration statement. The documents incorporated by reference are:

•	Annual Report on Form 10-K for the year ended January 31, 2003 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2003 Annual Meeting of Shareholders).

•	Quarterly Reports on Form 10-Q for the quarters ended May 2, 2003, August 1, 2003 and October 31, 2003.

•	Amended Quarterly Report on Form 10-Q/A for the quarter ended August 1, 2003 filed on September 23, 2003.

•	Current Reports on Form 8-K filed on November 26, 2003 and December 18, 2003.

•	All documents filed by Hughes Supply under Section 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934 after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents by visiting our website at www.hughessupply.com, by calling (407) 822-2139, or by making a written request to our Investor Relations Department at:

Hughes Supply, Inc.

Corporate Office

One Hughes Way

Orlando, Florida 32805

SALES AND MARKETING PROGRAMS

Our sales and marketing programs build Hughes brand awareness and help our vendors market and sell their products to a broad customer base. In addition, our programs help drive incremental sales, increase customer retention and enhance business relationships across the supply chain. Following are several of our sales and marketing materials and programs which we believe are unmatched in our industry and differentiate us from our competitors:

HUGHES
TOOL BOX
ENCLOSED
ACCESS
HUGHES

PROMOTIONS

Access

- Sales promotion distributed to customers by the Hughes sales force
- Bi-monthly discounts and free product offers
- Promotional web-site for online customers

Toolbox

- Distributed to more than 75,000 Hughes customers nationwide
- Bi-monthly product catalog with discounts and seasonal offers
- Hand delivered to customers by Hughes associates

HUGHES
Source
Source
FINISHING FIRST

CATALOGS AND PUBLICATIONS

Catalogs

- Comprehensive color product listings
- Delivered to all active customers and prospects
- Strong brand visual design

Source

- Trade magazine published quarterly and distributed to Hughes customers
- 100% of target audience are decision makers or influencers

SourceXtra

- Published annually — an in-depth look at specific product lines
- Hand delivered to customers by the sales force at each location
- Distributed to 15,000-30,000 top Hughes customers

HUGHES
HUGHES

ONLINE COMMUNICATIONS

- Up-to-date news
- Current promotions, products and services
- Online ordering
- Supplier support portal: vendor.hughessupply.com

TOUGH.
to HUGHES

MAJOR MARKET EVENTS

- Access to an average of 2,500 Hughes customers per event
- Hughes associates interact directly with customers
- Educates customers on new products and services
- Builds strong relationships with customers
- 2003 total participation of 11,400 customers and 1,400 Hughes associates

HUGHES
Solutions. Supply. Service.

6,000,000 Shares

Hughes Supply, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

January 22, 2004

LEHMAN BROTHERS

ROBERT W. BAIRD & CO.

RAYMOND JAMES

SUNTRUST ROBINSON HUMPHREY